



2017

Proxy Statement
Notice of Annual Meeting of Shareholders
Thursday, May 25, 2017



TABLE OF CONTENTS

We are furnishing proxy materials, including this proxy statement, in connection with the solicitation of proxies on behalf of the Board of Directors, to be voted at the 2017 Annual Meeting of Shareholders of Unum Group and at any adjournment or postponement thereof. Our proxy materials are first being mailed and made available electronically to shareholders on April 13, 2017.

April 13, 2017

Dear Fellow Shareholder:

By almost any measure, 2016 was a good year for Unum. Our company delivered strong operational and financial results, including record net income. It was also a great year for shareholders, with our stock price up sharply and total shareholder return that outpaced most of our peers and the S&P 500. These results are even more impressive given the difficult economic headwinds, including continued low interest rates and the impact of Brexit in the U.K.

Our success is driven by a relentless focus on serving customers well. We understand the critical role our products and services have in helping people preserve their financial stability during times of illness or injury. They count on us to be there, and that's a solemn responsibility we never forget.

Our Board is committed to building a sustainable future for Unum, and we do that through ongoing investments that enhance our products, services and capabilities. This effort was highlighted in 2016 by our acquisition of Starmount Life, a leading dental and vision carrier in the U.S. We made a similar acquisition in the U.K. in 2015, and we're excited about expanding our offering portfolio for employer clients and reaching more consumers.

At this year's Annual Meeting, our Chairman of the Board, Tom Watjen, steps down, which completes a transition in leadership that began two years ago. Tom retired as CEO of Unum in 2015 and agreed to assume the role of Chairman for a two-year period to ensure leadership continuity. Tom is retiring after serving a total of 15 years on our Board and will be succeeded as Chairman by Kevin Kabat, our current Lead Independent Director, in the event he is re-elected to the Board at the Annual Meeting. Tom has been instrumental in shaping Unum as CEO beginning in 2003 and through his Board service. We are indebted to him for his many years of leadership.

The Board will also be saying goodbye to our longtime colleague Ed Muhl, who is retiring after 12 years as a Director. Ed's guidance and insight will be missed, and we wish him well.

These retirements and other transitions on our Board and senior leadership team over the last few years have been the result of a deliberate and well executed succession planning process. Unum places a high priority on developing future leaders and ensuring we have an engaged and knowledgeable workforce. It's a testament to our people that we've been able to successfully make these changes while continuing to deliver strong performance.

It's an exciting time for Unum, and we remain confident we're taking the steps necessary to position Unum well for the future and create value for our shareholders.

Thank you for your continued investment and support.

Theodore H. Bunting, Jr.

E. Michael Caulfield

Joseph Echevarria

Cynthia L. Egan

Pamela H. Godwin

Kevin T. Kabat

Timothy F. Keaney

Gloria C. Larson

Richard P. McKenney

Edward J. Muhl

Ronald P. O'Hanley

Francis J. Shammo

Thomas R. Watjen

NOTICE OF 2017 ANNUAL MEETING OF SHAREHOLDERS

The 2017 Annual Meeting of Shareholders of Unum Group will be held:

Date: **Thursday, May 25, 2017**

Time: **10:00 a.m. Eastern Daylight Time**

Place: **Unum Group**
1 Fountain Square
Chattanooga, TN 37402

The items of business are:

- **To elect 11 directors named in the proxy statement, each for a one-year term expiring in 2018;**

- **To conduct an advisory vote to approve executive compensation;**

- **To conduct an advisory vote on the frequency of future advisory votes to approve executive compensation;**

- **To ratify the appointment of Ernst & Young LLP as the company's independent registered public accounting firm for 2017; and**

- **To approve the Unum Group Stock Incentive Plan of 2017.**

Shareholders also will transact any other business that may properly come before the meeting.

Management will also review the company's 2016 performance and its outlook for the future.

Shareholders of record of the company's common stock (NYSE: UNM) at the close of business on March 27, 2017, are entitled to vote at the meeting and any adjournments or postponements of the meeting.

J. Paul Jullienne
Vice President, Managing Counsel and Corporate Secretary

April 13, 2017

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 25, 2017: The proxy statement and annual report to shareholders are available at www.envisionreports.com/unm.

PROXY SUMMARY

This summary is intended to highlight certain key information contained in this proxy statement that we believe will assist your review of the items of business to be voted on at the 2017 Annual Meeting of Shareholders of Unum Group (the "2017 Annual Meeting"). As it is only a summary, we encourage you to review the full proxy statement and our annual report on Form 10-K for the year ended December 31, 2016 (the "2016 Form 10-K") for more complete information about these topics.

Board Leadership Transition

Thomas R. Watjen, current non-executive Chairman of the Board of Directors and former CEO of Unum Group ("Unum" or the "company"), has decided as part of a planned transition not to stand for re-election to the Board at the 2017 Annual Meeting. After more than 15 years as a Board member, including the last two as Chairman, he made this decision after concluding that the company was well positioned for success following a smooth Board and management transition - the primary goal that the Board had set when he assumed the Chairman role.

In December 2016, the Board elected Kevin T. Kabat, our current Lead Independent Director, to succeed Mr. Watjen as non-executive Chairman, contingent on Mr. Kabat's re-election as a director by shareholders at the 2017 Annual Meeting. When Mr. Kabat, an independent director, becomes the Chairman, the Lead Independent Director role will no longer be needed and will terminate at that time. The naming of Mr. Kabat as successor Chairman represents the culmination of a succession planning process led by the Governance Committee that started soon after Mr. Watjen's appointment in 2015. Transparency was fundamental to the process, and director input was solicited in developing appropriate selection criteria for the role. In establishing the process, the Committee recognized the need for a successor Lead Independent Director in 2016 and the potential for this individual to later be named successor Chairman given natural alignment between the roles. Importantly, Mr. Kabat's service as Lead Independent Director during the past year provided fellow directors with a basis for evaluating his candidacy for Chairman and also has prepared him for the transition.

Performance Highlights

Unum had a very successful year in 2016 as growth accelerated and we continued to deliver consistent financial and operating performance. Positive sales and premium growth contributed to record earnings per share and our disciplined approach to running our business helped us maintain attractive profit margins and a high level of customer satisfaction. These results were achieved despite a very uncertain economic environment, including the pressure of continued low interest rates, and reflect our successful management transition as Mr. McKenney completed his first full year as CEO.

Financial highlights[1] from 2016 include:

- After-tax operating income of $926.2 million, based on total revenue of $11.0 billion;

- Record operating earnings per share (EPS) of $3.92, a 7.7% increase from the prior year and the eleventh consecutive year of operating EPS growth;

- Consolidated operating return on equity (ROE) of 11.4% (15.9% in our core operating segments);

- Book value per share growth of 9.3% from 2015 (excluding accumulated other comprehensive income, or AOCI), the eighth consecutive year of growth; and

- Solid investment results in a difficult interest rate environment while emphasizing sound risk management and credit quality.

Operating highlights from 2016 include:

- Approximately $6.9 billion in benefits paid to people facing illness, injury, or loss of life;

- Healthy growth in premium of 4.5% and solid sales growth throughout our core businesses, while maintaining our pricing and risk discipline;

- Acquisition of a leading dental and vision carrier to complement the offerings of our U.S. businesses;

- High client satisfaction metrics that generally exceeded our plan benchmarks; and

- A strong company brand, image, and reputation.

Capital Generation for Shareholders

Our capital generation remained strong and allowed us to deploy that capital in a number of ways.

- Shareholders received $182.6 million in Unum dividends, representing an increase in the dividend rate of 8.1% over the prior year, bringing our cumulative dividend rate increase since 2008 to 166.7%;

- We also repurchased approximately 11.9 million shares at a cost of approximately $403 million, bringing our total share repurchases since 2007 to $3.6 billion; and

- Our credit ratings remain high as a result of our strong balance sheet, our favorable operating results and our highly respected brand in the employee benefits market.

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[1] Operating results referenced in this document are non-GAAP financial measures that exclude certain specified items. For 2016, these excluded items were net realized investment gains and losses and non-operating retirement-related gains or losses. For reconciliations of the non-GAAP financial measures, including after-tax operating income, after-tax operating earnings per share, operating return on equity and book value per share (excluding accumulated other comprehensive income, or AOCI), to the most directly comparable GAAP measures, refer to Appendix B.

Total Shareholder Return

Unum has been a very good performer and an excellent long-term investment during one of the most challenging economic periods in memory, with a 9.76% compound annual return to shareholders over the last 10 years. In fact, our total shareholder return (TSR) has outperformed our peers in nearly every index comparison during the last decade.

Although our performance continues to be pressured by the historically low interest rate environment, we nevertheless saw our TSR grow by more than a third during 2016. This was a far better performance than the S&P 500, our peers in the S&P Life and Health Index and the average of our Proxy Peer Group (as defined on page 46) during the same time period. Over the most recent three-, five- and 10-year periods, we exceeded the TSR performance of every index group other than the Proxy Peer Group for the five-year comparison. This strong performance is due primarily to our market-leading positions, prudent underwriting and risk management discipline, and effective capital management.

ONE-YEAR TSR



THREE-YEAR TSR



FIVE-YEAR TSR



10-YEAR INDEXED PERFORMANCE



2016 Say-on-Pay Vote and Shareholder Outreach

Our 2016 shareholder advisory vote to approve executive compensation passed with 97% support. As we have done for several years, we continued our shareholder engagement through an extensive outreach effort, contacting each of our top 50 investors, representing the holders of over 72% of our outstanding shares. Eight of these investors, representing holders of more than 32% of our outstanding shares, accepted our invitation for engagement and we met with each of them. Another six shareholders, representing approximately 8% of our outstanding shares, responded that a meeting was not necessary.

During the meetings, shareholders provided feedback on a variety of topics. Multiple shareholders commented that they were pleased to see a robust process for Board succession along with a focus on diversity and skills needed to support our business strategy. We did not receive any suggestions for changes to our compensation programs. In fact, the shareholders we spoke with generally had favorable comments about the design and disclosure of our executive compensation programs and policies.

In addition to our meetings with shareholders, we also met with two large proxy advisory firms to provide an update on our shareholder engagement efforts and gain further insight into their views regarding our compensation and governance practices and disclosures.

Through these meetings, we identified opportunities for further enhancements to our proxy statement and discussed issues that some shareholders asked us to consider, including:

- Greater insight on Board diversity and focus on diversity during recent Board refreshment efforts;

- Potential for director involvement in future shareholder outreach discussions;

- Additional disclosure with respect to incentive plan adjustments and their impact on plan payouts; and

- Continued disclosure with respect to feedback from shareholder outreach meetings and how we are responding.

For our response on each of these items, please see disclosure on page 43. Overall, shareholders told us they appreciated the opportunity to engage in these discussions and the company's willingness to consider their input with respect to both executive compensation and governance practices.

Key Corporate Governance and Executive Compensation Practices

We are committed to good corporate governance and executive compensation practices, as evidenced by the following:

- Pay for performance linking a majority of our compensation to financial and stock price performance measures as well as individual performance;

- Annual election of directors;

- Majority vote requirement for directors (in uncontested elections);

- Proxy access bylaws;

- Annual say-on-pay votes;

- Robust stock ownership and retention requirements for senior officers and directors;

- Anti-pledging and anti-hedging policies applicable to executives and directors;

- Annual Board, committee, and individual director evaluations;

- Substantially independent Board (11 of 13 current directors are independent and 10 of 11 nominees are independent);

- All Board committees fully independent;

- Limits on outside board and audit committee service;

- Regular executive sessions of independent directors at scheduled Board meetings;

- High meeting attendance by directors (average attendance of 98% in 2016);

- No poison pill;

- Political transparency and accountability;

- Annual, proactive shareholder engagement;

- Commitment to diversity initiatives and recruitment at the Board level and within the enterprise as a whole;

- Double-trigger (change in control and termination) required for accelerated vesting of equity;

- Independent compensation consultant to the Human Capital Committee;

- Minimal perquisites; and

- Elimination of golden parachute excise tax gross-ups.

In addition, the Board adopted amendments to the company's bylaws in March 2017 to provide shareholders owning at least 25% of outstanding shares the right to call a special meeting of the shareholders in accordance with the provisions of the bylaws. For further information, please refer to "Adoption of Special Meeting Rights" on page 28.

Voting Items

The following items will be voted on at the 2017 Annual Meeting:

Voting Item	Page	Board Recommends
Item 1: Election of Directors	93	**FOR EACH NOMINEE**

Eleven director nominees are standing for election this year, each for a one-year term expiring in 2018 and until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification, or removal from office. The Board and the Governance Committee believe that each director nominee possesses the necessary skills and qualifications to provide effective oversight of the business. The director nominees are:

Theodore H. Bunting, Jr.	Pamela H. Godwin	Richard P. McKenney
E. Michael Caulfield	Kevin T. Kabat	Ronald P. O'Hanley
Joseph J. Echevarria	Timothy F. Keaney	Francis J. Shammo
Cynthia L. Egan	Gloria C. Larson	

Voting Item	Page	Board Recommends
Item 2: Advisory vote to approve executive compensation	93	**FOR**

We are seeking a non-binding advisory vote to approve the compensation of our named executive officers. We describe our compensation programs in the Compensation Discussion and Analysis section of this proxy statement. The Human Capital Committee believes these programs reward performance and align the long-term interests of management and shareholders. Although non-binding, the Human Capital Committee will take into account the outcome of the advisory vote and shareholder feedback when considering future executive compensation decisions.

Voting Item	Page	Board Recommends
Item 3: Advisory vote on the frequency of future advisory votes to approve executive compensation	94	**1 YEAR**

We are seeking a non-binding advisory vote to determine whether shareholders believe we should hold future advisory votes to approve executive compensation, similar to Item 2 above, every one year, every two years, or every three years.

Voting Item	Page	Board Recommends
Item 4: Ratification of appointment of independent registered public accounting firm	94	**FOR**

The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for 2017, and shareholders are being asked to ratify the appointment.

Voting Item	Page	Board Recommends
Item 5: Approval of Unum Group Stock Incentive Plan of 2017	96	**FOR**

The Human Capital Committee has adopted the Unum Group Stock Incentive Plan of 2017 (the "2017 Plan"), and shareholders are being asked to approve it. The 2017 Plan is similar to our existing Stock Incentive Plan of 2012, as amended, but includes certain new terms and provisions that we believe are more representative of current compensation practices in our industry and among our peers. Approval of the 2017 Plan also is intended to satisfy the conditions so that the company can make awards that qualify as performance-based compensation not subject to the $1 million annual limit on the company's tax deduction for compensation paid to certain covered individuals under Section 162(m) of the Internal Revenue Code.

INFORMATION ABOUT THE BOARD OF DIRECTORS

Below are brief biographies for each of our directors and descriptions of the directors' key qualifications, skills, and experiences that contribute to the Board's effectiveness as a whole.

Director Nominees



Director since 2013

Age 58

Theodore H. Bunting, Jr.

Independent Director

Member of the Audit Committee
Member of the Human Capital Committee

Mr. Bunting is the Group President, Utility Operations of Entergy Corporation, an integrated energy company engaged primarily in electric power production and retail distribution operations in Arkansas, Louisiana, Mississippi, and Texas, a position he has held since June 2012. From August 2007 to May 2012, he served as Senior Vice President and Chief Accounting Officer for Entergy and its subsidiaries. Prior to that, he held numerous executive positions within the Entergy organization, which he joined in 1983. He began his professional career in public accounting with Arthur Andersen & Co. in 1981 and is a certified public accountant. Mr. Bunting was a director of Imation Corp., a global data storage and information security company, from November 2012 until August 2014.

Mr. Bunting possesses extensive financial, accounting, and operational experience as a senior executive with a public company in a regulated industry. His leadership responsibilities have included financial reporting oversight, strategic and financial planning, customer service, operations support, and risk management. He also has experience as a director of another publicly traded company and qualifies as an "audit committee financial expert" under SEC regulations.



Director since 2007

Age 70

E. Michael Caulfield

Independent Director

Chair of the Audit Committee
Member of the Risk and Finance Committee

Mr. Caulfield served as President of Mercer Human Resource Consulting from September 2005 until his retirement in September 2006, prior to which he served as Chief Operating Officer from July 2005. He retired from Prudential Insurance Company as Executive Vice President in 2000, after having held a number of executive positions, including Executive Vice President of Financial Management, Chief Executive Officer of Prudential Investments, and President of both Prudential Preferred Financial Services and Prudential Property and Casualty Company. He previously served as a director of our company from August 2004 to July 2005.

Mr. Caulfield has senior leadership experience in finance, investments, and executive management in both the insurance and broader financial services industry. His operating background with large global businesses included responsibility for financial reporting oversight, risk management, and strategic planning. He also qualifies as an "audit committee financial expert" under SEC regulations.



Director
since 2016

Age 60

Joseph J. Echevarria

Independent Director

Member of the Audit Committee
Member of the Governance Committee

Mr. Echevarria served as Chief Executive Officer of Deloitte LLP, a global provider of professional services, from 2011 until his retirement in August 2014. During his 36-year tenure with Deloitte he held increasingly senior leadership positions prior to being named CEO, including U.S. Managing Partner and Chief Operating Officer, Deputy Managing Partner, and Southeast Region Audit Managing Partner. He also served on key boards and committees within Deloitte and its member firm network, including chair of the U.S. Executive and Americas Executive committees and memberships on the U.S. and global boards. Mr. Echevarria serves as a director of Xerox Corporation (since January 2017), The Bank of New York Mellon Corporation (since January 2015, serving as its Lead Independent Director since April 2016), and Pfizer Inc. (since June 2015). In addition, he serves as the Chair of My Brother's Keeper Alliance and is a member of the President's Export Council and the Presidential Commission on Election Administration.

Mr. Echevarria brings to the Board significant experience in finance, accounting, global operations, strategic planning, executive management and corporate governance acquired through his leadership at Deloitte and on the boards of other publicly traded companies. He has a deep understanding of the financial services industry, including the current regulatory environment. He also brings public policy perspectives from his government service, is a certified public accountant and qualifies as an "audit committee financial expert" under SEC regulations.



Director
since 2014

Age 61

Cynthia L. Egan

Independent Director

Member of the Human Capital Committee
Member of the Regulatory Compliance Committee

Ms. Egan was President of T. Rowe Price Retirement Plan Services, Inc., a retirement planning subsidiary of the global investment management firm T. Rowe Price Group, Inc., from May 2007 until her retirement in December 2012. She served an appointment as a senior advisor to the U.S. Department of the Treasury on the development of myRA, a Treasury-sponsored retirement savings program from April 2014 to April 2015. Prior to her work at T. Rowe Price, she was a long-time member of the executive team at Fidelity Investments where she was head of Fidelity Institutional Tax-Exempt Services Company and President of the Fidelity Charitable Gift Fund. Ms. Egan previously served as a director of Envestnet, Inc., a wealth management technology and services provider, from August 2013 to March 2016. She has been a director of The Hanover Insurance Group, Inc., the holding company for several property and casualty insurers, and the BlackRock Closed-End Funds, since May 2015 and April 2016, respectively.

Ms. Egan has significant operational experience in delivering complex financial products and services on a large scale through her work at T. Rowe Price and Fidelity. She has used technology and process improvement to successfully lead businesses through transition, including growth and strategic redirection, and her knowledge of the retirement industry gives her insight into the need for the financial protection benefits we provide. She also has experience operating in a regulated environment, serving as a director of other publicly traded companies, including within the insurance sector.



Director
since 2004

Age 68

Pamela H. Godwin

Independent Director

Chair of the Governance Committee
Member of the Risk and Finance Committee

Ms. Godwin has been President of Change Partners, Inc., a consulting firm specializing in organizational change and growth initiatives, since 2001. From 1999 to 2001, she was President and Chief Operating Officer of the personal lines agency division of GMAC Insurance. Prior to that time, she held a number of executive positions within the financial services industry, including Senior Vice President of customer management for the credit card division of Advanta Corporation, President and Chief Operating Officer of Academy Insurance Group, a unit of Providian Corporation, and Senior Vice President of property/casualty claims at Colonial Penn Group, Inc. Ms. Godwin has also been a director of the Federal Home Loan Bank of Pittsburgh since January 2013.

Ms. Godwin possesses executive management and operating experience within the insurance industry. She has expertise in strategic change initiatives, including cultural and operational integration of acquisitions, operational turnaround, and crisis intervention. She also has risk-assessment skills from her work as a chartered property/casualty underwriter and experience managing high-risk lines of insurance.



Director
since 2008

Age 60

Kevin T. Kabat

Lead Independent Director

Chair of the Human Capital Committee
Member of the Governance Committee

Mr. Kabat served as Chief Executive Officer of Fifth Third Bancorp, a diversified financial services company, from 2007 until October 2015, before retiring from the company in April 2016. He served as Vice Chairman of the Board of Directors of Fifth Third Bancorp from September 2012 until his retirement in April 2016. He previously served at Fifth Third Bancorp as President from 2006 to September 2012, and as Executive Vice President from 2003 to 2006. Before that, he was President and CEO of Fifth Third Bank (Michigan) from 2001 to 2003. Prior to joining Fifth Third Bancorp, Mr. Kabat served in a number of management and executive positions with Old Kent Financial Corporation, including as its Vice Chairman and President. Mr. Kabat joined the Board of E*TRADE Financial Corporation, a financial services company, in June 2016, and has been a director of NiSource Inc., an energy holding company, since July 2015.

Mr. Kabat has served as Lead Independent Director of Unum's Board of Directors since May 2016 and has agreed to serve as the Chairman of the Board if re-elected as a director at the 2017 Annual Meeting.

Mr. Kabat brings to the Board executive leadership experience, including his recent service as chief executive officer of a large public company in the financial services industry, along with extensive financial, operating and strategic planning expertise. He understands the importance of risk management and the challenges of managing a business in a highly regulated industry. He also has a strong corporate governance perspective from his service as a director of other publicly traded companies, including lead independent director and board chairman experience.



Director
since 2012

Age 55

Timothy F. Keaney

Independent Director

Chair of the Risk and Finance Committee
Member of the Audit Committee

Mr. Keaney served as Vice Chairman of The Bank of New York Mellon Corporation (BNY Mellon), a global investments company, from October 2010 to September 2014. While at BNY Mellon, he held a number of executive positions, including Chief Executive Officer of Investment Services from January 2013 to June 2014 and Chief Executive Officer of Asset Servicing from September 2010 to December 2012. He served as co-CEO of Asset Servicing at BNY Mellon following its formation in 2007 upon the merger of The Bank of New York Company, Inc. and Mellon Financial Corporation. Prior to the merger, Mr. Keaney was head of The Bank of New York's asset servicing business and head of that company's presence in Europe, with management responsibilities for all business activities in the region.

Mr. Keaney possesses significant operational, investment, and finance experience, both domestically and internationally. His work has included lengthy periods of executive leadership service in the United Kingdom, which has given him a deep understanding of many of the challenges and opportunities that we face there. He also qualifies as an "audit committee financial expert" under SEC regulations.



Director
since 2004

Age 66

Gloria C. Larson

Independent Director

Chair of the Regulatory Compliance Committee
Member of the Governance Committee

Ms. Larson has been the President of Bentley University since July 2007. She previously served as co-chairperson of the Government Practices Group of the law firm Foley Hoag LLP and coordinator for its Administrative Practices Group after joining the firm in 1996. Prior to joining Foley Hoag, she served as Secretary of Economic Affairs and as Secretary of Consumer Affairs and Business Regulation for the Commonwealth of Massachusetts, and prior to that was Deputy Director of Consumer Protection for the Federal Trade Commission. Ms. Larson has served as a director of Boston Private Financial Holdings, Inc., a wealth management company servicing high net worth individuals, families and select institutions, since January 2015.

Ms. Larson has executive management experience as president of a major university. In addition, she brings regulatory insight from her service as a regulator and her experience advising clients in the course of her practice of law. She also has corporate governance experience from her current and prior service on the boards of other publicly traded companies.



Director
since 2015

Age 48

Richard P. McKenney

Director   President and Chief Executive Officer

Mr. McKenney has served as President and Chief Executive Officer of Unum since May 2015. He previously served as Executive Vice President and Chief Financial Officer from August 2009 until April 2015. Before joining Unum in July 2009, Mr. McKenney served as Executive Vice President and Chief Financial Officer of Sun Life Financial, Inc., an international financial services company, from February 2007 until July 2009, having joined that company as Executive Vice President in September 2006.

Mr. McKenney has significant executive management, financial, and insurance industry experience through his prior service as chief financial officer of our company and other publicly traded insurance companies, and his current service as chief executive officer of our company. He has an intimate knowledge of all aspects of our business, including strategic planning, risk management and public policy, and close working relationships with senior management.



Director
since 2015

Age 60

Ronald P. O'Hanley

Independent Director   Member of the Human Capital Committee
Member of the Risk and Finance Committee

Mr. O'Hanley is the President and Chief Executive Officer of State Street Global Advisors, the investment management arm of State Street Corporation, a provider of financial services to institutional investors worldwide. In January 2017, he was also appointed as the Vice Chairman of State Street Corporation. Prior to joining State Street in this capacity in April 2015, he served as President of Asset Management and Corporate Services for Fidelity Investments, a leading provider of financial products and services, from July 2010 until March 2014 and was a member of Fidelity's Executive Committee. From 2007 until May 2010, Mr. O'Hanley served as Vice Chairman of The Bank of New York Mellon Corporation (BNY Mellon), a global investments company, and President and Chief Executive Officer of BNY Mellon Asset Management. Prior to the merger of The Bank of New York and Mellon Financial Corporation, he was Vice Chairman of Mellon Financial Corporation and President and Chief Executive Officer of Mellon Asset Management. Before joining Mellon in 1997, he was a partner with McKinsey & Company, Inc., a management consulting firm.

Mr. O'Hanley has significant executive management and operational experience within the financial services industry, both domestically and internationally. He has served in senior leadership positions at large, global organizations, which has included responsibility for investment, finance, human resources, legal, risk, corporate compliance, and enterprise technology functions.



Director since 2015

Age 56

Francis J. Shammo

Independent Director

Member of the Audit Committee
Member of the Regulatory Compliance Committee

Mr. Shammo served as Executive Vice President and Chief Financial Officer of Verizon Communications, Inc., a leading communications provider, from November 2010 until November 2016, and retired from Verizon at the end of 2016. After joining Bell Atlantic Corporation in 1989, which merged with GTE Corporation in 2000 to form Verizon, he held positions of increasing responsibility in finance, mergers and acquisitions, logistics, facilities, regional operations, and planning. His prior positions include President and Chief Executive Officer of Verizon Telecom and Business, Senior Vice President and Chief Financial Officer of Verizon Business, President - West Area of Verizon Wireless, and Vice President and Controller of Verizon Wireless.

Mr. Shammo has significant executive management, financial and operational experience, including service as chief financial officer, for large publicly traded companies in the telecommunications industry, where technology and connectivity are integral to the business. He has led major business units, with responsibility for sales, marketing and customer service for customers worldwide. He is also a certified public accountant and qualifies as an "audit committee financial expert" under SEC regulations.

Additional Current Directors – Retiring at the 2017 Annual Meeting



Director
since 2005

Age 72

Edward J. Muhl

Independent Director

Member of the Human Capital Committee
Member of the Regulatory Compliance Committee

Mr. Muhl served as the National Leader of the Insurance Regulatory Advisory Practice of PricewaterhouseCoopers from 2001 until his retirement in June 2005. He was Senior Managing Director of Navigant Consulting, Inc. from 1998 to 2000, which he joined as Executive Vice President in 1997. Prior to that time, Mr. Muhl held important regulatory positions within the insurance industry, including Superintendent of Insurance of the State of New York, Insurance Commissioner of the State of Maryland, and President of the National Association of Insurance Commissioners. Mr. Muhl is also a director of Farm Family Insurance Company.

Mr. Muhl has over 45 years of experience in the insurance industry, including leadership service for important insurance and regulatory bodies, and understands the regulatory compliance environment in which we operate. He has experience serving on other public and private company boards, including current service in the insurance sector.



Director
since 2002

Age 62

Thomas R. Watjen

Non-Executive Director

Chairman of the Board of Directors

Mr. Watjen has served as the Chairman of the Board of Directors of Unum since May 2015, having served as President and Chief Executive Officer from 2003 until April 2015 and May 2015, respectively, when he retired from the company. He previously served as Vice Chairman and Chief Operating Officer from 2002 until 2003 and, before that, was named Executive Vice President, Finance in 1999. Prior to the 1999 merger between Unum and Provident, he served as Chief Financial Officer from 1994. Before that, Mr. Watjen served as a Managing Director of the insurance practice of the investment banking firm Morgan Stanley & Co. Mr. Watjen has been a director of SunTrust Banks, Inc. since April 2010.

Mr. Watjen has executive management and financial experience as chief executive officer of our company as well as his prior positions within the financial services industry. He also serves as a director and the chair of the audit committee of another publicly traded company in the financial services industry.

Director Compensation

The Human Capital Committee (the "Committee") reviews our non-employee director compensation annually and makes recommendations to the Board as appropriate.

Benchmarking

With the assistance of its independent third-party compensation consultant, Pay Governance LLC, the Committee reviews peer group data to understand market practices for director compensation.

Our non-employee director compensation is compared to that of companies in two peer groups: (1) the Proxy Peer Group described beginning on page 46 of this proxy statement; and (2) a general industry peer group, which consisted of 145 companies for the review completed in December 2016. The Committee believes the companies in the general industry peer group provide appropriate comparisons given that their market capitalizations and revenues are well aligned with those of the company (data below as of December 2016):

- Market capitalizations ranging from $4.5 billion at the 25th percentile to $12.7 billion at the 75th percentile (compared to Unum market capitalization of $8.1 billion); and

- Revenues ranging from $3.7 billion at the 25th percentile to $11.6 billion at the 75th percentile (compared to Unum revenues of $10.7 billion).

The use of two peer groups provides an indication of director pay levels both within the insurance industry as well as the broader market. The Committee uses the approximate median of these peer groups as a reference point for setting director compensation.

The Committee's consultant provided its annual analysis of non-employee director compensation at the December 2016 Committee meeting. The Committee was advised that our total non-employee director compensation was aligned with the Proxy Peer Group median, and therefore determined not to recommend any changes to non-employee director compensation at that time.

Elements of Non-Employee Director Compensation

Non-employee directors receive cash retainers and equity awards as outlined in the following table:

NON-EMPLOYEE DIRECTOR COMPENSATION

	2016/2017 Pay
All Directors:	
Annual cash retainer	$ 110,000
Annual restricted stock unit award	150,000
Committee Chairs:	
Additional annual cash retainer - Audit Committee	22,500
Additional annual cash retainer - Human Capital Committee	17,500
Additional annual cash retainer - other Board committees	10,000
Board Chairman:	
Additional annual cash retainer (paid in quarterly installments)	200,000
Lead Independent Director:	
Additional annual cash retainer (paid in quarterly installments)	50,000

For new Board members, these amounts are prorated for partial-year service based on the date of election to the Board. Amounts may be deferred at the election of each director for payment in company common stock at a future date. Directors deferring cash compensation receive a number of deferred share rights equal to the number of whole shares of common stock that could be purchased for the deferred amount, based on the closing price of a share of common stock on the date the cash compensation would otherwise be payable.

Directors' expenses of attending Board and committee meetings, or other meetings relating to company business, are paid by the company. Directors are eligible to participate in our employee matching gifts program. Under this program, we match up to $10,000 each year for eligible gifts to non-profit organizations.

Mr. McKenney is employed by the company and receives no additional compensation for his Board service.

2016 Compensation

Our Board compensation year starts at the Annual Meeting each year and runs to the next Annual Meeting. The annual cash retainer and restricted stock unit award are paid/granted annually in advance. The additional cash retainers for the Chairman and Lead Independent Director are paid quarterly in advance. The following table provides details of the compensation of each person who served as a non-employee director during 2016. Mr. Echevarria was elected to the Board on April 1, 2016, prior to the 2016 Annual Meeting. Therefore, his compensation shown in the below table reflects prorated amounts for the 2015/2016 Board year in addition to the annual amounts for the 2016/2017 Board year. Messrs. MacMillan and Ryan served only through the date of the 2016 Annual Meeting.

NON-EMPLOYEE DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	All Other Compensation[3]	Total
Theodore H. Bunting, Jr.	$ 110,000	$ 149,985	$ 10,000	$ 269,985
E. Michael Caulfield	132,500	149,985	-	282,485
Joseph J. Echevarria	124,540	171,467	-	296,007
Cynthia L. Egan	110,000	149,985	10,000	269,985
Pamela H. Godwin	120,000	149,985	4,100	274,085
Kevin T. Kabat	157,445	149,985	-	307,430
Timothy F. Keaney	120,000	149,985	-	269,985
Gloria C. Larson	120,000	149,985	-	269,985
A.S. (Pat) MacMillan, Jr.	-	-	5,000	5,000
Edward J. Muhl	110,000	149,985	-	259,985
Ronald P. O'Hanley	110,000	149,985	-	259,985
William J. Ryan	20,192	-	5,000	25,192
Francis J. Shammo	110,000	149,985	-	259,985
Thomas R. Watjen	310,000	149,985	-	459,985

(1) Amounts represent retainers, including for service as Board Chairman and committee chairs, which were paid in 2016, either in cash or deferred, for 2016/2017 Board service. Mr. Echevarria's amount also includes a prorated retainer for his 2015/2016 board year service. Mr. Echevarria elected to defer a total of $124,540 which was converted to deferred share rights.

(2) On May 26, 2016, each then serving non-employee director was granted 4,125 restricted stock units (RSUs) under our Stock Incentive Plan of 2012. Messrs. MacMillan and Ryan retired from the Board at the 2016 Annual Meeting and did not receive a grant of RSUs for the 2016/2017 Board year. In addition, upon his election to the Board, Mr. Echevarria also received a prorated grant of 685 RSUs for the 2015/2016 Board year. The amounts shown are the grant date values of these units.

We account for stock-based payments under the requirements of Accounting Standards Codification Topic 718 Compensation Stock Compensation (ASC 718). A complete discussion of the assumptions made as well as the financial impact of this type of compensation can be found in Notes 1 and 11 of the Consolidated Financial Statements in Part II, Item 8 of our 2016 Form 10-K.

The following table provides details of the unvested RSUs, including dividend equivalent units, held by each non-employee director as of December 31, 2016.

Director Name	Number of Unvested Restricted Stock Units at Fiscal Year End	Director Name	Number of Unvested Restricted Stock Units at Fiscal Year End
Theodore H. Bunting, Jr.	4,149	Timothy F. Keaney	4,149
E. Michael Caulfield	4,149	Gloria C. Larson	4,149
Joseph J. Echevarria	4,841	Edward J. Muhl	4,149
Cynthia L. Egan	4,149	Ronald P. O'Hanley	4,149
Pamela H. Godwin	4,149	Francis J. Shammo	4,149
Kevin T. Kabat	4,149	Thomas R. Watjen	4,149

(3) With the exception of Messrs. MacMillan and Ryan, who both retired from the company in 2016, the amounts shown represent the company's matching gifts resulting from the directors' charitable gifts. For Messrs. MacMillan and Ryan, in recognition of their respective retirements from the Board, the company made a $5,000 charitable contribution on behalf of each director.

Director Stock Ownership and Retention Requirements

Each non-employee director is required to own Unum equity securities with an aggregate value of five times the director's annual cash retainer ($550,000 effective May 2016). New directors have five years from the date of their election to meet the ownership requirement.

In addition, each non-employee director is required to retain 60% of Unum equity securities received as a result of director compensation for at least one year from the time they vest, and to retain at least the amount of equity securities necessary to meet his or her ownership requirement until retirement from the Board.

The Committee annually reviews each director's stock ownership level. If a director does not reach his or her ownership requirement within the time period provided, the Committee will determine whether action is appropriate. As of December 31, 2016, 9 of the 12 non-employee directors serving on the Board at that time had met the ownership requirement. The other three directors joined the Board within the past five years and are expected to meet the ownership requirement within the applicable time period provided.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board of Directors has adopted corporate governance guidelines on a number of significant matters, including director selection and independence, director responsibilities, Board leadership, and management succession. The corporate governance guidelines are available on our investor relations website under the "Corporate Governance" heading at *www.investors.unum.com*. The Governance Committee regularly reviews developments in corporate governance and recommends updates to the corporate governance guidelines and other documents as necessary or appropriate in response to regulatory requirements and evolving practices.

As a reflection of our commitment to strong governance practices, in March 2017, the Board of Directors adopted amendments to the company's bylaws to provide shareholders owning at least 25% of outstanding shares the right to call a special meeting of the shareholders in accordance with the provisions of the bylaws. See page 28 for further discussion.

Board Leadership Structure

At present, Thomas R. Watjen serves as Chairman of the Board, and Richard P. McKenney serves as President and Chief Executive Officer (CEO) of the company. Mr. Watjen will retire from the Board at the 2017 Annual Meeting and the Board has elected one of its independent directors, Kevin T. Kabat, to serve as the next Chairman effective following the 2017 Annual Meeting provided he is re-elected to the Board. Mr. Kabat currently serves as the Lead Independent Director, which will cease to be a separate role when he becomes the Chairman.

As the current Lead Independent Director, Mr. Kabat has the responsibilities outlined in our corporate governance guidelines, including:

- Presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the non-management and independent directors;

- Communicating actions/issues arising from executive sessions to the Chairman and/or the CEO, as appropriate;

- Authority to call meetings of the independent directors;

- Authority to approve meeting schedules, agendas and information provided to the Board;

- In conjunction with the Chairman, advising the Board on Board development, including Board and committee leadership succession planning;

- Unless otherwise determined by the Board, together with the Chairman, meeting with each director to evaluate the Board and committees and reporting this evaluation to the Governance Committee;

- When requested by the independent directors, hiring advisors to the independent directors, to be paid by the company;

- Receiving through the Corporate Secretary communications from shareholders seeking to communicate with the Board;

- Serving as liaison between the Chairman and the independent directors; and

- If requested by major shareholders, ensuring that he is available for consultation and direct communication.

The Board believes the current leadership structure, together with our active and engaged independent directors, continues to provide significant independent oversight of management, as Messrs. Watjen and McKenney are the only members of the Board who are not independent directors – Mr. Watjen because he is a recent employee of our company, and Mr. McKenney because he is a current employee of our company. Following Mr. Watjen's retirement in May, Mr. McKenney will be the only non-independent member of the Board and Mr. Kabat will serve as the independent Chairman of the Board. The Board holds executive sessions, without management present, at each regularly scheduled in-person Board meeting. In 2016, the independent directors met alone in executive session five times, and each session was chaired by the Lead Independent Director.

Our bylaws and corporate governance guidelines allow the offices of Chairman and CEO to be filled by the same or different individuals. This allows the Board flexibility to select the appropriate leadership for our company based on a number of factors, including the specific needs of the business and what best serves the company and shareholders at a given time. The independent directors of the Board will continue to review the Board's leadership structure periodically and may modify this structure from time to time as they determine appropriate in the best interests of the company and shareholders.

Chairman Succession

In December 2016, our current non-executive Chairman of the Board of Directors, Thomas R. Watjen, notified the Board of his decision not to stand for re-election as a director at the 2017 Annual Meeting. His retirement from the Board will mark the completion of a leadership transition that began in 2015 when he stepped down as President and CEO of the company and assumed the role of Chairman, with Richard P. McKenney succeeding him as President and CEO. The timing of Mr. Watjen's retirement aligns with his commitment upon being named Chairman to serve for two years to ensure continuity during a period of Board and management transition, and is also reflective of the success of the transition.

The Board has elected Kevin T. Kabat, our current Lead Independent Director, to succeed Mr. Watjen as non-executive Chairman if Mr. Kabat is re-elected to the Board at the 2017 Annual Meeting. The naming of Mr. Kabat as successor Chairman represents the culmination of a succession planning process led by the Governance Committee that started soon after Mr. Watjen's appointment in 2015. Transparency was fundamental to the process, and director input was solicited in developing appropriate selection criteria for the role. In establishing the process, the Committee recognized the need for a successor Lead Independent Director in 2016 and the potential for this individual to later be named successor Chairman given natural alignment between the roles. Importantly, Mr. Kabat's service as Lead Independent Director during the past year provided fellow directors with a basis for evaluating his candidacy for Chairman and also prepared him for the transition. The Lead Independent Director role will terminate when Mr. Kabat, an independent director, becomes the Chairman at the 2017 Annual Meeting.

Director Independence

Our corporate governance guidelines provide that a substantial majority of the Board will be independent. For a director to be considered independent, the Board must determine that the director has no material relationship with our company, and the director must meet the requirements for independence under the listing standards of the New York Stock Exchange (NYSE). The Board has also determined that certain categories of relationships are not considered to be material relationships that would impair a director's independence. These independence standards are listed in our corporate governance guidelines.

The Governance Committee reviews information about the directors' relationships and affiliations that might affect their independence and makes recommendations to the Board as to the independence of the directors. In making independence determinations, the Board considers all relevant facts and circumstances. In this regard, the Board considered that each of the non-employee directors, or one of their immediate family members, is or was during the last three fiscal years a director, trustee, advisor, or executive or served in a similar position at another business that had dealings with our company during those years. In each case, these have been ordinary course dealings (business where the other business obtains insurance policies from us or we receive interest on debt security investments or make payments for trustee, depository and commercial banking business relationships) involving amounts less than 1% of both our and the other business' total consolidated revenues for such fiscal year or in which the director's only interest arose only from his or her position as a director of the other business. In addition, each of Messrs. Bunting, Caulfield, Echevarria, and O'Hanley and Mses. Egan, Godwin, and Larson, or one their immediate family members, is or was during the last three fiscal years, a director, executive, or employee of a charitable organization or university that received contributions from us (other than non-discretionary matching contributions) of less than $120,000 in any one fiscal year.

Based on a review of the findings and recommendations of the Governance Committee and applying the standards described above, the Board has determined that each of Messrs. Bunting, Caulfield, Echevarria, Kabat, Keaney, Muhl, O'Hanley and Shammo and Mses. Egan, Godwin and Larson is (as well as Messrs. MacMillan and Ryan who retired in 2016, were each during their tenure) an independent director.

Mr. McKenney, our President and CEO, and Mr. Watjen, our Chairman and former CEO, are not independent directors.

Board Profile

Unum values a Board that represents a variety of backgrounds, experience and perspectives. With that in mind, the Governance Committee periodically reviews the composition of the Board, considering a number of factors.

Qualifications

We strive to maintain a Board with independence of thought and diverse professional experience. The committee looks for directors who have qualifications in areas relevant to Unum.

- Financial services industry experience keeps us abreast of industry and marketplace trends, and helps us navigate the increasingly complex regulatory environment.

- Experience as a corporate or business unit CEO provides us valuable insight into understanding organizations and business strategy, and driving change.

- Investment markets expertise helps guide our prudent investment strategy and maintain strong alignment with shareholders.

- An operational background ensures management remains focused on improving business processes, leveraging partnerships and developing talent.

- Global experience helps us better understand international markets and the nature of running a company such as Unum, with operations in the U.S., U.K. and Ireland.

The following charts show the distribution of certain qualifications among our 11 director nominees:



9 (82%)
Financial
Services
Industry

9 (82%)
Current/Former
Public Company
C-Suite (3 CEOs)

4 (36%)
Investment
Markets
Expertise

7 (64%)
Operations
Backgrounds

5 (45%)
International
Experience

Tenure

Directors with varied tenure contribute to a range of perspectives and ensure we transition knowledge and experience from longer-serving members to those newer to our Board. We have a good mix of new and long-standing directors, with our 10 independent director nominees averaging 5.9 years of service on our Board.



5 (45%)   **2** (18%)   **1**(9%)   **3** (27%)

■ <3 years   ■ 3-6 years   ■ 7-10 years   ■ >10 years

Diversity

Our directors represent a range of backgrounds and overall experience. More than one-third are women or represent an ethnic group, which places Unum's Board among the top of our industry in gender and ethnic diversity. In recent years, our Governance Committee has focused on ensuring continued diversity on the Board during refreshment activities by requiring that candidate pools include diverse individuals meeting the recruitment criteria. Our director nominees range from 48 to 70 years of age, with the average age being 60.2 years.



Process for Selecting and Nominating Directors

The Governance Committee is responsible for identifying and evaluating director candidates and recommending to the Board a slate of nominees for election at each annual meeting of shareholders. The Committee has engaged a third-party search firm to assist with recruitment efforts in preparation for anticipated retirements. This firm identifies candidates who meet the criteria of our search, provides requested background and other relevant information regarding candidates, and coordinates arrangements for interviews as necessary. Nominees may also be suggested by directors, management, or shareholders.

Shareholders who wish to recommend director candidates for consideration by the Governance Committee must submit to the Corporate Secretary at Unum Group, 1 Fountain Square, Chattanooga, Tennessee 37402 the same information that would be required to nominate a director candidate as described on page 111 in the section titled "Shareholder proposals and nominations for our 2018 Annual Meeting." The Governance Committee's policy is to consider candidates recommended by shareholders in the same manner as other candidates.

In addition, our bylaws permit shareholders to nominate directors for inclusion in our proxy materials or directly at an Annual Meeting in accordance with the procedures in our bylaws, as described on page 111 in the section titled "Shareholder proposals and nominations for our 2018 Annual Meeting."

Our corporate governance guidelines specify the following criteria to be used in evaluating the candidacy of a prospective nominee:

- Reputation for high ethical conduct, integrity, sound judgment, and accountability;

- Current knowledge and experience in one or more core competencies identified in the corporate governance guidelines;

- Ability to commit sufficient time to the Board and its committees;

- Collegial effectiveness; and

- Diversity, whether in viewpoints, gender, ethnic background, age, professional experience or other demographics (though no specific diversity policy has been adopted).

The core competencies sought in any particular candidate depend on the current and future needs of the Board based on an assessment of the composition of the Board and the mix of attributes and qualifications represented. Core competencies include knowledge and experience in finance and accounting, executive management, the insurance or financial services industry, risk oversight, technology, marketing, strategic planning, regulatory compliance, public policy and such other areas that may be considered appropriate by the Board.

In addition to the criteria and qualifications described above and in the discussion on page 26 under "Board Profile," the Governance Committee considers other specific qualifications that may be desired or required of nominees, including their independence and ability to satisfy specific Audit Committee or Human Capital Committee requirements. The Governance Committee assesses the effectiveness of its Board membership criteria as part of the director selection and nomination process. In determining whether to recommend a director for re-election, the Governance Committee also considers the director's interest in continuing to serve, past attendance at meetings, contributions to the Board and committees on which the director serves, the skills, experience and background that the director brings to the Board relative to the Board's needs and existing composition, and the results of the most recent Board, committee and individual director evaluations.

Adoption of Special Meeting Rights

In March 2017, the Board of Directors adopted amendments to the Company's bylaws to provide shareholders owning at least 25% of outstanding shares the right to call a special meeting of the shareholders in accordance with provisions of the bylaws. Enabling shareholders to call special meetings provides an opportunity for shareholders to vote on important items of business outside of the regularly scheduled Annual Meeting cycle. The Board's decision to adopt this shareholder right aligns with feedback received during annual shareholder outreach and reflects our commitment to maintaining strong governance practices.

Limits on Board and Audit Committee Service

While we recognize that Board members benefit from service on the boards of other companies and such service is encouraged, the Board believes it is critical that directors be able to dedicate sufficient time to their service on our Board. To that end, no director may serve on more than three public company boards in addition to our Board, or on more than two audit committees of public companies in addition to our Audit Committee.

Board Meetings and Attendance

The Board of Directors met six times during 2016. Depending upon committee assignments, a director generally would have had 18 to 25 meetings to attend in 2016. Average director attendance at Board and committee meetings was 98%, and each incumbent director attended at least 89% of the total number of meetings of the Board and committees on which he or she served during the period of the director's service in 2016.

Directors are expected to attend annual meetings of shareholders. All current directors serving on the Board at the time of the 2016 Annual Meeting attended that meeting.

Committees of the Board

The Board of Directors has five standing committees: Audit, Risk and Finance, Governance, Human Capital, and Regulatory Compliance. Each committee has a charter that is available on our investor relations website under the "Corporate Governance" heading at *www.investors.unum.com*. In addition to the duties contained in their respective charters, each committee may be assigned additional tasks by the Board, and each is charged with reporting its activities to the Board.

BOARD MEMBERS AND COMMITTEES

Name	Term Expires	Audit	Risk & Finance	Governance	Human Capital	Regulatory Compliance
Theodore H. Bunting, Jr.	2017	●			●	
E. Michael Caulfield	2017	Chair	●			
Joseph J. Echevarria[1]	2017	●		●		
Cynthia L. Egan[2]	2017				●	●
Pamela H. Godwin	2017		●	Chair		
Kevin T. Kabat	2017			●	Chair	
Timothy F. Keaney	2017	●	Chair			
Gloria C. Larson	2017			●		Chair
Richard P. McKenney	2017					
Edward J. Muhl[3]	2017				●	●
Ronald P. O'Hanley	2017		●		●	
Francis J. Shammo	2017	●				●
Thomas R. Watjen[3]	2017					
2016 Committee Meetings		10	9	7	7	5

(1) Mr. Echevarria joined the Board effective April 1, 2016.

(2) Ms. Egan rotated from the Audit Committee to the Human Capital Committee in May 2016.

(3) As noted on page 18, Messrs. Muhl and Watjen will retire from the Board at the 2017 Annual Meeting.

Audit Committee

The Audit Committee assists the Board in oversight of financial statement and disclosure matters, the effectiveness of internal control over financial reporting, the relationship with our independent auditor, the internal audit function, compliance with legal and regulatory requirements, and financial risk. The Audit Committee has the sole authority to appoint, oversee and, if necessary, replace the company's independent auditors. A more complete description of the responsibilities of the Audit Committee is included in the Report of the Audit Committee beginning on page 35.

All members of the Audit Committee meet the independence requirements of the SEC and the NYSE for audit committee members and our corporate governance guidelines. The Board has further determined that all five members of the Audit Committee, Theodore H. Bunting, Jr., E. Michael Caulfield, Joseph J. Echevarria, Timothy F. Keaney, and Francis J. Shammo, are "audit committee financial experts" under SEC regulations, and are "financially literate" as required by the NYSE.

Risk and Finance Committee

The Risk and Finance Committee assists the Board in oversight of our investments, capital and financing plans and activities, including dividends and borrowings, and related financial matters and the associated risks. It also oversees our enterprise risk management activities and other risks not specifically allocated to another committee. Among other responsibilities, the Risk and Finance Committee:

- Monitors, evaluates and recommends to the Board capital and financing plans, activities, requirements and opportunities;

- Oversees implementation of and compliance with investment strategies, guidelines and policies;

- Authorizes loans and investments of the company;

- Reviews, assesses and reports on the impact of various finance activities on our debt ratings; and

- Monitors, evaluates and makes recommendations regarding matters pertaining to our Closed Block segment, including the long-term care business, that could have a meaningful impact upon any of the matters for which the Risk and Finance Committee has oversight responsibility.

All members of the Risk and Finance Committee meet the independence requirements of our corporate governance guidelines.

Governance Committee

The Governance Committee assists the Board in implementation and oversight of our corporate governance policies. Among other responsibilities, the Governance Committee:

- Identifies qualified candidates for the Board, consistent with criteria approved by the Board, and recommends the individuals to be nominated by the Board for election as directors;

- Develops and recommends to the Board our corporate governance guidelines;

- Oversees the process for Board and committee evaluations; and

- Advises the Board on corporate governance matters, including with respect to the size, composition, operations, leadership, succession plans and the needs of the Board and its committees.

All members of the Governance Committee meet the independence requirements of the NYSE and our corporate governance guidelines.

Human Capital Committee

The Human Capital Committee assists the Board in oversight of our compensation and benefit programs and related risks to support business plans, attract and retain key executives and tie compensation to performance. Among other responsibilities, the Human Capital Committee:

- Establishes our general compensation philosophy, principles and practices;

- Takes into consideration the results of the company's most recent say-on-pay vote;

- Evaluates and approves compensation and benefit plans;

- Annually reviews and approves compensation of the CEO and other executive officers;

- Reviews and recommends to the Board the form and amount of director compensation; and

- Reviews the Compensation Discussion and Analysis and related disclosures in our proxy statements.

All members of the Human Capital Committee meet the independence requirements of the NYSE for directors and compensation committee members and our corporate governance guidelines and are "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934 and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code.

Regulatory Compliance Committee

The Regulatory Compliance Committee assists the Board in its oversight of regulatory, compliance, policy and legal matters and related risks and compliance with laws and regulations. Among other responsibilities, the Regulatory Compliance Committee:

- Monitors the effectiveness of our compliance efforts concerning applicable regulatory and legal requirements and internal policy;

- Reviews and discusses with management any communication to or from regulators or governmental agencies and any complaints, reports and legal matters that raise significant issues regarding our compliance with applicable laws or regulations; and

- Monitors the investigation and resolution of any significant instances of noncompliance or potential compliance violations.

All members of the Regulatory Compliance Committee meet the independence requirements of our corporate governance guidelines.

The Board's Role in Risk Oversight

The Board has an active role, as a whole and also at the committee level, in overseeing management of the company's risks. The Board is responsible for managing strategic risk, and it regularly reviews information regarding our capital, liquidity and operations, as well as the risks associated with each. The Risk and Finance Committee is responsible for oversight of the company's enterprise risk management program and receives a report on these activities at least quarterly. The Risk and Finance Committee is also responsible for overseeing risks associated with investments and related financial matters, including those pertaining to our Closed Block segment, and any other risks not specifically allocated to another committee for oversight. The Audit Committee is responsible for oversight of financial risk and continues to fulfill its NYSE-mandated responsibility to discuss guidelines and policies with respect to the process by which the company undertakes risk assessment and risk management. The Audit Committee and Risk and Finance Committee may also meet jointly as appropriate to oversee certain risks for which they have overlapping responsibility, including operational risks relating to data privacy, cybersecurity and business continuity. The Human Capital Committee is responsible for overseeing the management of risks relating to our compensation plans and programs and, as more fully described below, receives an annual report from the company's chief risk officer with respect to these risks. The Regulatory Compliance Committee oversees management of risks related to regulatory, compliance, policy and legal matters, both current and emerging and whether of a local, state, federal or international nature. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks in addition to the risk information it receives directly.

Compensation Risk

Each year, the company's chief risk officer, in consultation with the Human Capital Committee, undertakes a risk assessment of our compensation programs and practices. This year's process included the following steps:

- Review of the overall design and philosophy of the incentive compensation programs.

- Review and assessment of the 2016 annual incentive program and long-term incentive program performance measures for alignment between actual results and achievement payout levels.

- Identification of fundamental principles to test, including the SEC's non-exclusive list of situations where compensation programs may have the potential to raise material risks to the company.

- Assessment of the incentive programs in light of the company's primary risks (as disclosed in the company's 2016 Form 10-K) and the company's annual financial and capital plans.

- Assessment of proposed design changes to the 2017 incentive plans.

- Assessment of the sales compensation programs to identify behaviors incented, inherent risks and existing safeguards.

Based on this assessment, the following conclusions were reached by the chief risk officer and presented to the Human Capital Committee:

- The company's incentive program targets, thresholds, caps, weights and payout curves are effective control mechanisms.

- The incentive plans are balanced and align the long-term interests of stakeholders and management.

- The program's goals are effectively balanced and consistent with the risk levels embedded in the company's financial and capital plans.

- All potential awards are subject to Human Capital Committee discretion and the company has a recoupment policy in place in the event of a material earnings restatement.

Accordingly, our chief risk officer and the Human Capital Committee do not believe the company's compensation programs create risks that are reasonably likely to have a material adverse effect on the company, and that the programs fall within the range of the company's risk appetite.

Director Retirement Policy

Our bylaws do not allow any person to serve as a director beyond the date of the annual meeting of shareholders immediately following his or her 72nd birthday. In accordance with this policy, Mr. Muhl will retire from the Board effective at the Annual Meeting.

Compensation Committee Interlocks and Insider Participation

None of the members of the Human Capital Committee has served as an officer of the company, and during 2016 none of the members of the Human Capital Committee was an employee of the company. None of our executive officers served as a member of a board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our Board or Human Capital Committee.

Related Party Transactions and Policy

The Board has adopted a written policy concerning related party transactions. This policy covers any transaction in which the company was or is to be a participant and the amount involved exceeds $120,000, and in which any related party had or will have a direct or indirect material interest. A "related party" means any of our directors, director nominees, executive officers, persons known to us to beneficially own more than 5% of our outstanding common stock, and any of their respective immediate family members, and any entity in which any of these persons has an interest as an employee, principal or 10% or greater beneficial owner or other material financial interest.

Prior to entering into a transaction that may be viewed as a related party transaction, the related party must notify our general counsel of the facts and circumstances of the transaction. If the general counsel determines that the proposed transaction is a related party transaction, it is submitted to the disinterested members of the Audit Committee for consideration at the next Committee meeting (or to the chair of the Committee if it is not practical to wait until the next meeting and the chair is not a related party to the transaction). The Committee considers all relevant facts and circumstances, including the benefits to the company, if the related party is an independent director or nominee, the potential effect of entering into the transaction on the director's or nominee's independence, any improper conflict of interest that may exist, the availability of other sources for the products and services, the terms of the transaction, and the terms available from or to unrelated third parties generally.

The transaction may be approved if it is determined in good faith not to be inconsistent with the best interests of the company and shareholders. Certain types of transactions are deemed to be pre-approved by the Audit Committee, including executive officer and director compensation arrangements approved by the Board of Directors or the Human Capital Committee, indemnification payments and any transaction between the company and any entity in which a related party has a relationship solely as a director, less than 10% equity holder, or employee (other than an executive officer), or all of these relationships.

Transactions with Related Persons

The company employs a sister-in-law of Michael Q. Simonds, Executive Vice President, President and Chief Executive Officer of Unum US. Charlene Glidden serves as Vice President, Business Planning and Technology Strategy for Colonial Life and does not report within the Unum US organization. Her compensation for 2016 was approximately $423,328, and she participated in compensation and benefit arrangements generally applicable to similarly-situated employees.

Codes of Conduct and Ethics

The Board has adopted a code of conduct establishing certain business practices and ethics applicable to all of our directors, officers and employees. The Board has also adopted a separate code of ethics applicable to our CEO and certain of our senior financial officers. Both of these codes, together with any information on certain amendments or any waivers applicable to certain of our executive officers, are available on our investor relations website under the "Corporate Governance" heading at *www.investors.unum.com.*

REPORT OF THE AUDIT COMMITTEE

The Audit Committee (in this report, the "Committee") is appointed by the Board of Directors and operates under a written charter adopted by the Board, a copy of which is available on the company's investor relations website under the heading "Corporate Governance" at www.investors.unum.com. The Committee is comprised solely of independent directors who meet the independence requirements of the SEC and the NYSE. All members of the Committee are "financially literate" as required by the NYSE, and the Board has determined that all five members are "audit committee financial experts" under SEC regulations. In April 2016, Joseph J. Echevarria became a member of the Committee upon his election to the Board.

The primary purpose of the Committee is to assist the Board in its oversight of the:

- Integrity of the company's financial statements and related disclosures;

- Effectiveness of the company's internal control over financial reporting;

- Compliance by the company with legal and regulatory requirements;

- Qualifications, independence and performance of the company's independent auditor;

- Responsibilities and performance of the company's internal audit function; and

- Management of the company's financial risks.

The Committee is also responsible for discussing guidelines and policies with respect to the process by which the company undertakes risk assessment and management, and communicates with the Risk and Finance Committee as necessary for this purpose. The Committee receives regular enterprise risk management (ERM) reports, including results of the Own Risk and Solvency Assessment (ORSA). In 2016, the Committee Chair and another member of the Committee reviewed and provided input in the development of the ORSA Summary Report. This report provides strong evidence of the strengths of the company's ERM framework, measurement approaches, key assumptions utilized in assessing our risks, and prospective solvency assessments under both normal and stressed conditions.

The Committee met 10 times during 2016. The Committee regularly held executive sessions and met separately with its independent auditor, Ernst & Young, and with the internal auditors without management present.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management and the independent auditor matters relating to the company's accounting and financial reporting processes, including the internal control over financial reporting; reviewed and discussed with management and the independent auditor the company's annual and quarterly financial statements and related disclosures in reports filed with the SEC; pre-approved all audit services and permitted non-audit services to be performed by the company's independent auditor; reviewed and discussed with management the responsibilities and performance of the internal audit function; discussed with management policies relating to risk assessment and risk management, as well as specific financial risks; and obtained and reviewed reports concerning the company's policies and procedures for ensuring compliance with legal and regulatory requirements.

Management is primarily responsible for the preparation, presentation and integrity of the company's financial statements and for the reporting process, including the establishment and effectiveness of the company's internal control over financial reporting. The company's independent auditor is responsible for performing an independent audit of the financial statements and of the effectiveness of the company's internal control over financial reporting in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (PCAOB). The independent auditor reports directly to the Committee, which is responsible for the appointment, compensation, retention and oversight of the work performed by the independent auditor.

The Committee reviewed and discussed with management the company's audited financial statements for the year ended December 31, 2016, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant estimates and assumptions which could impact the amounts reported in the company's financial statements, and the clarity of disclosures in the financial statements. The Committee reviewed and discussed with the independent auditor the overall scope and results of the independent audit and its judgments of the quality and acceptability of the company's accounting principles. The Committee also engaged in discussions with management and the independent auditor, among other matters, concerning management's assessment of reserve adequacy across all major business lines, which is presented to the Committee each year. The Committee discussed with the independent auditor the matters required to be discussed by applicable standards of the PCAOB. The Committee received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the auditor's communications with the Committee concerning independence. The Committee also discussed with the independent auditor matters relating to its independence, including consideration of whether the independent auditor's provision of non-audit services to the company is compatible with the auditor's independence. In order to assure continuing auditor independence, the Committee periodically considers whether there should be a regular rotation of the independent auditor.

The company's internal audit function, under the direction of the chief auditor, reports directly to the Committee, which is responsible for the oversight of the work performed by the internal auditors. The internal auditors are responsible for, among other matters, conducting internal audits designed to evaluate the company's system of internal controls. The Committee reviewed and discussed with the company's internal auditors, and received regular status reports from them concerning, the overall scope and plans for their audits. The Committee met with the internal auditors, with and without management present, to discuss their audit observations and findings, and management's responses, and their evaluation of the effectiveness of the company's internal control over financial reporting.

The Committee evaluates the performance of its independent auditor, including the senior audit engagement team, each year and considers whether to retain the current independent auditor or consider other audit firms. In doing so, the Committee took into consideration a number of factors, including the professional qualifications of the firm and the lead audit partner, the quality and candor of the firm's communications with the Committee and the company, and evidence supporting the firm's independence, objectivity, and professional skepticism. The Committee also reviewed the 2015 PCAOB inspection report of Ernst & Young which was published in 2016 and discussed its findings with the independent auditor. In conjunction with the mandated rotation of the independent auditor's lead engagement partner, the Committee and its chair are directly involved in the selection of the independent auditor's lead engagement partner, including the current partner who assumed this role in 2014 after meeting with a subgroup of the Committee during which his qualifications were discussed.

Based on this evaluation, the Committee has determined that the continued retention of Ernst & Young to serve as the company's independent auditor is in the best interests of the company and its shareholders. Accordingly, the Committee appointed Ernst & Young as the company's independent auditor for 2016. Ernst & Young has served as the company's independent auditor since the merger of Unum and Provident in 1999, and before that served at various times as the independent auditor for the company and certain predecessor companies. Although the Committee has sole authority to appoint the independent auditor, the Committee recommended that the Board of Directors seek shareholder ratification of the appointment at the Annual Meeting as a matter of good corporate governance.

Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board approved, that the company's audited financial statements for the year ended December 31, 2016 be included in the company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

2016 Audit Committee:

E. Michael Caulfield, Chair
Theodore H. Bunting, Jr.
Joseph J. Echevarria
Timothy F. Keaney
Francis J. Shammo

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we provide an overview of our compensation philosophy and processes, and explain how the Human Capital Committee of our Board (referenced throughout this section as the "Committee") arrived at its compensation decisions for the below named executive officers (NEOs) for 2016, all of whom are included in the 2016 Summary Compensation Table on page 72.

- Richard P. McKenney, President and Chief Executive Officer

- John F. McGarry, Executive Vice President and Chief Financial Officer

- Michael Q. Simonds, President and Chief Executive Officer, Unum US

- Lisa G. Iglesias, Executive Vice President, General Counsel

- Breege A. Farrell, Executive Vice President, Chief Investment Officer

Business and Performance Review

Our Business

We are a leading provider of financial protection benefits in the United States and United Kingdom. Our products include disability, life, accident, critical illness, dental and vision insurance. These products, which are primarily offered through the workplace, help protect millions of working people and their families from the financial hardships that can occur in the event of illness, injury, or loss of life.

Our business operations are divided into three primary segments – Unum US, Unum UK, and Colonial Life – and a Closed Block of business that includes products we service and support but no longer actively market.

2016 Performance

Unum had a very successful year in 2016 as growth accelerated and we continued to deliver consistent financial and operating performance. Positive sales and premium growth contributed to record earnings per share and our disciplined approach to running our business helped us maintain attractive profit margins and a high level of customer satisfaction. These results were achieved despite a very uncertain economic environment, including the pressure of continued low interest rates, and reflect our successful management transition as Mr. McKenney completed his first year as CEO.

Financial highlights[1] from 2016 include:

- After-tax operating income of $926.2 million, based on total revenue of $11.0 billion;

- Record operating earnings per share (EPS) of $3.92, a 7.7% increase from the prior year and the eleventh consecutive year of operating EPS growth;

- Consolidated operating return on equity of 11.4% (15.9% in our core operating segments);

- Book value per share growth of 9.3% from 2015 (excluding accumulated other comprehensive income or AOCI), the eighth consecutive year of growth; and

- Solid investment results in a difficult interest rate environment while emphasizing sound risk management and credit quality.

Operating highlights from 2016 include:

- Approximately $6.9 billion in benefits paid to people facing illness, injury, or loss of life;

- Healthy growth in premium of 4.5% and solid sales growth throughout our core businesses, while maintaining our pricing and risk discipline;

- Acquisition of a leading dental and vision carrier to complement the offerings of our U.S. businesses;

- High client satisfaction metrics that generally exceeded our plan benchmarks; and

- A strong company brand, image, and reputation.

Our capital generation remained strong and allowed us to deploy that capital in a number of ways.

- Shareholders received $182.6 million in Unum dividends, representing an increase in the dividend rate of 8.1% over the prior year, bringing our cumulative dividend rate increase since 2008 to 166.7%;

- We also repurchased approximately 11.9 million shares at a cost of approximately $403 million, bringing our total share repurchases since 2007 to $3.6 billion; and

- Our credit ratings remain high as a result of our strong balance sheet, our favorable operating results and our highly respected brand in the employee benefits market.

CAPITAL GENERATION AND DEPLOYMENT

Year	Share Repurchases	Dividend Rate Increase
2009	—	10.0%
2010	$356 million	12.1%
2011	$620 million	13.5%
2012	$500 million	23.8%
2013	$319 million	11.5%
2014	$301 million	13.8%
2015	$427 million	12.1%
2016	$403 million	8.1%

---

[1] Operating results referenced in this document are non-GAAP financial measures that exclude certain specified items. For 2016, these excluded items were net realized investment gains and losses and non-operating retirement-related gains or losses. For reconciliations of the non-GAAP financial measures, including after-tax operating income, after-tax operating earnings per share, operating return on equity, and book value per share (excluding AOCI), to the most directly comparable GAAP measures, refer to Appendix B.

Business Highlights

The following are 2016 performance highlights within our primary business segments and other key areas of the company:

Unum US



OPERATING INCOME	SALES	PREMIUM INCOME	OPERATING ROE
7.6%	0.4%	5.7%	15.0%

Our Unum US segment, representing 62.7% of our consolidated premium income in 2016, built on the momentum of the prior year. The business delivered healthy premium growth and solid sales results, along with favorable benefits experience and effective expense management. Operating income improved nicely from 2015 and our acquisition of a dental and vision carrier is poised to drive growth.

Unum UK



OPERATING INCOME	SALES	PREMIUM INCOME	OPERATING ROE
3.0%	13.8%	3.6%	18.6%

Results in British Pounds

Our Unum UK segment, representing 6.3% of our consolidated premium income in 2016, showed continued improvement despite an uncertain economic environment due to that country's vote to leave the European Union, with double-digit sales growth and solid premium results in local currency.

Colonial Life



OPERATING INCOME	SALES	PREMIUM INCOME	OPERATING ROE
1.6%	10.3%	5.9%	17.4%

Our Colonial Life segment, representing 17.0% of our consolidated premium income in 2016, had another good year. The business delivered strong sales growth and solid premium results, along with stable benefits experience. Consistent with past years, Colonial Life continues to generate solid margins and returns.

Closed Block

Our Closed Block segment, representing 14.0% of our consolidated premium income in 2016, performed well, with a healthy increase in operating income of 8.7%. We continue to see consistent results from this block of business largely as a result of our continued investments in management resources and capabilities.

Investments

Our investment results remain solid, although we recorded lower net investment income in 2016. This was primarily due to a decline in the yield on invested assets as we continue to invest new cash flows at lower rates.

Total Shareholder Return

Unum has been a very good performer and an excellent long-term investment during one of the most challenging economic periods in memory, with a 9.76% compound annual return to shareholders over the last 10 years. In fact, our total shareholder return (TSR) has outperformed our peers in nearly every index comparison during the last decade.

Although our performance continues to be pressured by the historically low interest rate environment, we nevertheless saw our TSR grow by more than a third during 2016. This was a far better performance than the S&P 500, our peers in the S&P Life and Health Index and the average of our Proxy Peer Group (as defined on page 46) during the same time period. Over the most recent three-, five- and 10-year periods, we exceeded the TSR performance of every index group other than the Proxy Peer Group for the five-year comparison. This strong performance is due primarily to our market-leading positions, consistent underwriting and risk management discipline, and effective capital management.



ONE-YEAR TSR 35.13% 21.64% 11.96% 24.86%

THREE-YEAR TSR 33.31% 24.87% 29.05% 19.26%

FIVE-YEAR TSR 131.43% 148.93% 98.18% 123.41%

10-YEAR INDEXED PERFORMANCE



Legend:
- UNUM
- PROXY PEER GROUP
- S&P 500
- S&P LIFE & HEALTH INDEX

153.66%
95.72%
75.69%
47.10%

2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 **2016**

Executive Compensation

Key Practices

We are committed to good executive compensation practices, including the following:

- Pay for performance linking a majority of compensation to financial and stock price performance measures as well as individual performance;

- Annual say-on-pay votes;

- Robust stock ownership and retention requirements for senior officers and directors;

- Anti-pledging and anti-hedging policies applicable to executives and directors;

- Compensation recoupment policy allowing recovery of performance-based compensation paid to senior officers in the event of a material restatement of our financial results;

- Double-trigger vesting of long-term incentives, which would only occur upon a qualifying termination following a change in control;

- Independent compensation consultant to the Human Capital Committee;

- Minimal perquisites; and

- Elimination of golden parachute excise tax gross-ups.

2016 Say-on-Pay Vote and Shareholder Outreach

We continued our robust shareholder outreach efforts in 2016, contacting each of our top 50 investors, representing the holders of over 72% of our outstanding shares. Eight of these investors, representing 32% of our outstanding shares, accepted our invitation for engagement. Six of these investors, representing 8% of our outstanding shares, responded that a meeting was not necessary.

During meetings, shareholders provided feedback on a variety of topics. Multiple shareholders commented that they were pleased to see the proxy disclosure with respect to our engagement and responsiveness to the say-on-pay vote in 2015. Additionally, shareholders commented that they were pleased to see a robust process for Board succession along with a focus on diversity and skills needed to support our business strategy.

We did not receive any suggestions for changes to our compensation programs. In fact, the shareholders we spoke with had favorable comments about the design of our executive compensation programs and policies.

In addition to our meeting with shareholders, we also met with two large proxy advisory firms to provide an update on our shareholder engagement efforts and gain further insight into their views regarding our compensation programs and disclosure.

Below is a summary of the key feedback we heard and our responses:

What We Heard		Our Response
Provide greater insight on Board diversity and focus on diversity during recent Board refreshment effort	→	We have expanded the disclosure in our Corporate Governance section to include additional information with respect to the tenure, diversity and qualifications of our board.
		(see disclosure beginning on page 26)
Potential for director involvement in future shareholder outreach discussions	→	Our Human Capital and Governance Committees are considering this feedback and expect to finalize the process in advance of our post-Annual Meeting outreach efforts.
Additional disclosure with respect to incentive plan adjustments and their impact on plan payouts	→	We have expanded our disclosure with respect to the incentive plan adjustments to provide additional details about the impact of such adjustments.
		(see disclosure beginning on page 57)
Continue to provide disclosure with respect to feedback from shareholder outreach meetings and how we are responding	→	See the information provided or referenced in this section.

Compensation Program Structure and Committee Decisions

Our executive compensation philosophy is to reward performance that helps us achieve our corporate objectives, increase shareholder return, and attract and retain talented individuals. We do this by:

- Offering base salaries that reflect the competitive market as well as the roles, skills, abilities, experience, and performance of employees;

- Providing incentive opportunities for all employees based on the achievement of corporate and individual performance goals; and

- Aligning the long-term interests of management and shareholders by offering performance-based equity compensation opportunities and requiring senior officers to own a specified value of shares and retain equity awards for a specified period of time after vesting. These practices also promote a culture of ownership and accountability in the company.

Elements of Pay

There are five primary elements of pay in our executive compensation program, which are summarized in the following table.

Those pay elements that are "at risk," or contingent upon individual or corporate performance, are noted in the table below. Our NEOs, as the most senior officers of the company, have a majority of their targeted total direct compensation (consisting of fixed salary and variable annual and long-term incentive awards) at risk. This design creates an incentive for achievement of performance goals (short- and long-term) and aligns the interests of our executives with those of our shareholders. For 2016, 88% of Mr. McKenney's targeted total direct compensation was at risk. For the remaining NEOs, an average of 70% of their aggregate targeted total direct compensation was at risk.

PAY ELEMENTS

Annual base salary

To provide a fixed amount of compensation that is reflective of the market for similar jobs as well as individual skills, abilities, and performance. Aligns with our compensation philosophy of attracting and retaining talented individuals.

Annual incentive awards (at risk)

To motivate executives to achieve short-term corporate financial goals as well as individual objectives. This form of compensation is paid in cash based on the achievement of corporate and individual goals and aligns with our compensation philosophy of rewarding performance in the achievement of short-term corporate objectives.

Long-term incentive awards (at risk)

To motivate long-term performance and align the interests of management and shareholders. This form of compensation is awarded in performance-based restricted stock units (PBRSUs) and performance share units (PSUs) based on a corporate earnings threshold and individual performance. Additionally, PSU vesting is based on achievement over a three-year performance period, of prospective corporate financial goals, modified by relative total shareholder return. This aligns with our compensation philosophy of rewarding long-term performance, increasing total shareholder return, and attracting and retaining talented individuals.

Retirement and workplace benefits

To provide a competitive overall compensation program that addresses health, welfare, and retirement needs of executives and other employees. Aligns with our compensation philosophy of attracting and retaining talented individuals.

Perquisites and other personal benefits

Most perquisites were eliminated as of 2008. The limited perquisites we currently offer are in support of a specific business purpose.

Roles of the Committee, Executive Officers and Consultants

The Committee, CEO, and compensation consultant each have important roles in our compensation program. The Committee, with input from the CEO, and compensation consultant, has the final authority to:

- Evaluate, design, and administer a compensation program for executive officers that appropriately links pay, company and individual performance, and the creation of shareholder value;

- Establish performance goals and certify whether they have been attained;

- Review the performance of the CEO, with input from the full Board, and determine his compensation; and

- Determine compensation for each of the other NEOs.

The CEO provides to the Committee:

- A self-assessment outlining his own performance for the year;

- Performance assessments and compensation recommendations for executives who report directly to him, which includes all of the NEOs; and

- His perspective on the business environment and the company's performance.

The CEO does not participate in any decisions related to his own compensation.

Pay Governance LLC, as independent compensation consultant to the Committee, provides objective, expert analyses, independent advice, and comparative data across peer companies on executive and director compensation. Pay Governance reports directly to the Committee, which is responsible for the appointment, compensation, retention, and oversight of the work performed by the consultant. A senior representative of the compensation consultant generally attends Committee meetings, participates in executive sessions of the Committee without management present, and communicates directly with Committee members outside of meetings. Management interacts with the compensation consultant only when doing so on behalf of the Committee or concerning proposals the Committee will review for approval.

The Committee has adopted a policy requiring that its compensation consultant be independent. During 2016, the Committee completed its annual assessment of the independence of Pay Governance, taking into account the following factors:

- Compliance with the Committee's independence policy;

- Other services, if any, provided to the company by the consultant;

- The amount of fees paid by the company to the consultant as a percentage of the consultant's total revenues;

- Any business or personal relationships between the consultant (including its representatives) and the company's directors or senior officers; and

- The policies and procedures the consultant has in place to prevent conflicts of interest, which include a prohibition against stock ownership in the company.

Pay Governance has attested to its independence and does not provide any services to the company other than those related to director and executive compensation consulting. Fees paid to Pay Governance for such services provided in 2016 totaled $130,773.

Based on its assessment, the Committee concluded that Pay Governance is independent under the Committee's policy and that Pay Governance's work has not raised any conflict of interest.

The company's finance, human resources, and legal staff, including the Chief Financial Officer, support the Committee in its work. Employees from these departments discuss various executive compensation topics with the Committee and Pay Governance, including how compensation plans fit in with other programs and business objectives. Although these staff members may make recommendations, the final decision on all executive compensation matters rests solely with the Committee.

Compensation Benchmarking

The Committee compares the compensation of our named executive officers to the median pay of executives in similar positions at peer companies. By targeting each pay element to the approximate median of the applicable comparator group (as described below), we ensure that the balance among the elements is competitive, while at the same time allowing company and individual performance to determine a majority of the compensation received by our NEOs. Overall, these benchmarking comparisons are used as points of reference and are secondary to the primary factors considered by the Committee when making compensation decisions. The primary factors are: company performance; individual performance; the executive's level of responsibility and tenure; internal equity considerations; the creation of shareholder value; our executive compensation philosophy; and the results of the most recent shareholder say-on-pay vote.

The two sources used by the Committee for benchmarking executive compensation are:

- For CEO and CFO compensation, a proxy peer group comprised of insurance and financial services companies that are either our business competitors or primary competitors for talent (the "Proxy Peer Group"). The Proxy Peer Group is also a reference for compensation programs and practices. The composition of the Proxy Peer Group is determined by the Committee and reviewed annually as outlined below; and

- For the compensation of our other NEOs, the Willis Towers Watson Diversified Insurance Study of Executive Compensation (Diversified Insurance Study). This source is used because responsibilities of our other NEOs may not be directly comparable with those of named executives at other companies in the Proxy Peer Group.

In addition to benchmarking executive compensation, the Committee uses a subset of the Proxy Peer Group (which we refer to as the "PSU Peer Group") for purposes of measuring relative TSR for our PSU awards (see page 56 for details on these awards). This subset is selected because they are considered to be direct business competitors of Unum.

The Committee evaluates the composition of the Proxy Peer Group every year. Peer companies are determined based on five primary criteria (life and health GICS code; reasonable range of: assets, revenues, and market capitalization; and competition with Unum for talent and/or market share). Based on the most recent peer review in August 2016, on average, the companies in the Proxy Peer Group met three of the five criteria. Overall, Unum is at 53% of the median asset level and approximately 90% of the revenue median (as of the 12 months ended March 31, 2016). Additionally, eight of the 14 peers (57%) selected Unum as a peer for compensation benchmarking purposes in their 2016 proxy statements.

During its annual Proxy Peer Group analysis in August 2016, the Committee determined to remove Assurant, Aon, and Marsh & McLennan from the Proxy Peer Group for 2017. Aon and Marsh & McLennan were removed due to their continued expansion outside of the traditional insurance business and Assurant was removed following the sale of their employee benefits and supplemental health and small lines insurance businesses. The Committee concluded that the changes to their business models makes them less relevant competitors for executive talent. Furthermore, the Committee considered other insurance and financial services companies with its consultant, Pay Governance, and determined that no companies were appropriate for inclusion in the Proxy Peer Group at the time. The effect of these changes to the Proxy Peer Group was a 5% reduction in median CEO targeted total direct compensation.

The following table lists the companies in the Diversified Insurance Study (DIS), PSU Peer Group and Proxy Peer Group.

BENCHMARKING EXECUTIVE COMPENSATION

				Proxy Peer Group Indicators[1][2]				
Company	**DIS Survey Partici-pant[1]**	**PSU Peer Group[3]**	**2016 Proxy Peer Group**	Life & Health GICS	0.4x to 2.5x Unum Revenues	0.4x to 2.5x Unum Assets	0.5x to 5.0x Unum Market Capitalization	List Unum as a Peer
Aflac	•	•	•	•	•	•	•	•
AIG	•							
Allstate	•							
Aon			•		•	•	•	
Assurant			•		•	•	•	•
AXA Group	•							
Cigna	•							
CNO Financial	•		•	•		•		•
Genworth Financial	•		•		•	•	•	•
Guardian Life	•							
Hartford Financial Services	•	•	•		•		•	•
John Hancock	•							
Lincoln Financial	•	•	•	•	•		•	•
Marsh & McLennan			•		•		•	
Massachusetts Mutual	•							
MetLife	•	•	•	•				
Nationwide	•							
New York Life	•							
Northwestern Mutual	•							
One America Financial	•							
Pacific Life	•							
Phoenix Companies	•							
Principal Financial	•	•	•	•	•		•	
Prudential Financial	•	•	•	•			•	
Reinsurance Group of America			•		•	•	•	•
Securian Financial	•							
Sun Life Financial	•							
Thrivent Financial	•							
TIAA-CREF	•							
Torchmark		•	•	•	•		•	•
Transamerica	•							
USAA	•							
Voya Financial	•	•	•		•		•	•

(1) For compensation decisions made in early 2016, benchmarking comparisons were made using the 2016 Proxy Peer Group and the 2015 DIS (the latest data available at the time). Although Unum participates in the DIS, we are excluded from this table. The number of participants in the DIS remained the same as the prior year.

(2) The Proxy Peer Group includes both property and casualty insurers and life and health insurers, with Unum's assets equal to 57% of the peer median as of December 31, 2015, and our revenue at 92% of the peer median for the year ended December 31, 2015. Unum is not part of the Proxy Peer Group.

(3) This peer group will be used for the relative TSR comparison under the 2016 PSU grant. These companies are our direct competitors, are generally followed by the same sell-side research analysts, and generally compete with us for talent.

Individual Performance Assessments

The Committee uses individual performance assessments as a factor in its determination of compensation for each NEO. Individual performance is measured against the leadership criteria and Board assessment goal areas described in the table below, as well as the common performance goals outlined on the following page. Collectively, these can be used to adjust earned annual incentive and long-term incentive awards between 0% and 125%.

Evaluation Criteria

In evaluating how effectively each NEO met the leadership criteria, the Committee considered:

- Company performance;

- For the CEO, the Board's assessment of his performance, as well as his self-assessment;

- For NEOs other than the CEO, the performance assessments of the NEOs. For each individual, the performance assessment is based on a combination of performance feedback from the individual's direct manager (the CEO), peers, direct reports, and other partners, as well as the individual's self-assessment; and

- Written assessments by all Board members of each NEO against the stated goals in the areas listed in the table below.

INDIVIDUAL PERFORMANCE ASSESSMENTS

Leadership Criteria	Board Assessment Goal Areas
• Delivers results • Builds organizational talent • Makes effective decisions • Creates business and enterprise value • Engages employees in the corporate vision • Adheres to the company's values	• Leadership • Strategic planning, succession planning and leadership development • Demonstrated performance • Building and sustaining a high-functioning organization and team • Humility and ego maturity • Statesmanship • Balance of putting the company first with appropriate self-care and resilience • Ability to balance complex and competing factors • Commitment to the enterprise and their business unit • Board relations

2016 Performance Assessment and Highlights

The NEOs' achievement levels, for purposes of the 2016 annual incentive paid in March 2017 and long-term incentive awards granted in March 2017, were determined in part based on the following common performance goals. Each common performance goal has specific areas of focus for each NEO and his or her respective business areas.

2016 COMMON PERFORMANCE GOALS

Achieve the business and financial objectives the Board approved for the company, which includes the following areas of focus:

- Positioning each business to deliver planned results and capitalize on market positions and opportunities
- Appropriately redeploying the company's excess capital
- Continuing to manage the plans of the company on an integrated basis

Deepen the management talent and employee engagement throughout the company:

- Strengthen the senior leadership succession plan
- Maintain a high level of employee engagement in all businesses
- Continue to take actions to assure that our workforce diversity matches that of our key stakeholders

Continue to develop the culture and values of the company at all levels which includes:

- Ethics and compliance
- Social responsibility
- Risk management

Build on the image and reputation of the company with key constituents:

- Including with regulators, media and public policy makers

Develop the office of the CEO (for Mr. McKenney only):

- Visibility across the employee base
- Visibility with investors, regulators and media
- Continued development of strong relationships between the Board and management
- Work closely with Chairman and Lead Independent Director through Board transition

Based on the above criteria, the Committee assessed the individual performance of our NEOs and awarded each an individual performance percentage. These percentages were used to calculate the final payout of 2016 annual incentives and long-term incentive awards granted in 2017, as described later in this section.

Individual performance highlights for each NEO, and their respective awarded performance percentages, are included below:

Richard P. McKenney
President and Chief Executive Officer

In assessing Mr. McKenney's performance for 2016, the Committee noted that he:

- Led the company to record levels of financial performance in 2016 with above-plan results across most financial metrics;

- Maintained a strong balance sheet and capital position. Most capital metrics were better than plan, allowing us to continue to invest in our business, fund an acquisition, and return capital to shareholders through dividend increases and share repurchases;

- Demonstrated effective leadership in his first full year as CEO, and has been highly visible driving his vision for performance, change management and culture across the enterprise;

- Completed an acquisition of a dental and vision insurer in the U.S., which further strengthens our market presence and positions us well for the future; and

- Made significant progress developing and executing the company's long-term Closed Block strategy.

Given these accomplishments and the company's overall performance achievement of 115%, the Committee awarded Mr. McKenney an individual performance percentage of 105% for his 2016 annual incentive award and 105% as the individual performance modifier for his long-term incentive award granted in March 2017.

John F. McGarry
Executive Vice President and Chief Financial Officer

In assessing Mr. McGarry's performance for 2016, the Committee noted that he:

- Provided strong leadership as the company exceeded most financial objectives, with each business segment generally meeting or exceeding its goals for the year;

- Maintained a strong capital position, which allowed the company to continue to invest in the growth of the business, fund an acquisition in the U.S., and return capital to shareholders through dividend increases and share repurchases;

- Successfully established the necessary processes to drive financial planning, monitoring and reporting. He appropriately balanced basic finance operations with a strategic focus on broader issues;

- Worked closely with the Finance leadership team to drive change, strengthen talent and create a more efficient organization; and

- Continued to take on a more visible role, representing the company with the investment community.

Given these accomplishments, the Committee applied an individual performance percentage of 110% for Mr. McGarry's 2016 annual incentive award and 111% as the individual performance modifier for his long-term incentive award granted in March 2017.

Michael Q. Simonds
Executive Vice President, President and Chief Executive Officer, Unum US

In assessing Mr. Simonds' performance for 2016, the Committee noted that he:

- Led Unum US to excellent financial results, including record levels of before-tax operating income;

- Delivered strong premium growth and solid sales results, while maintaining risk and pricing discipline. Premium growth was 5.7%, continuing a strong trend over the last several years;

- Directed the negotiations and closing of and integration following the Starmount transaction, which positions the company well for future growth;

- Continued to focus on talent development across the enterprise; and

- Represented the company with a variety of outside stakeholders, including shareholders, regulators, customers and brokers.

Given these accomplishments, the Committee applied an individual performance percentage of 110% for Mr. Simonds' 2016 annual incentive award and 111% as the individual performance modifier for his long-term incentive award granted in March 2017.

Lisa G. Iglesias
Executive Vice President, General Counsel

In assessing Ms. Iglesias' performance for 2016, the Committee noted that she:

- Provided effective leadership for the legal department in the role of General Counsel;

- Continued to execute significant changes in the legal organization to better align her team with the needs of the business;

- Produced strong performance with most indicators on track for the year, and delivered several items not on the original plan, including the Starmount acquisition;

- Developed solid linkages with the Board and effectively supported the Board and governance process; and

- Utilized her considerable legal and public company expertise to move the organization forward.

Given these accomplishments, the Committee applied an individual performance percentage of 100% for Ms. Iglesias' 2016 annual incentive award and 100% as the individual performance modifier for her long-term incentive award granted in March 2017.

Breege A. Farrell
Executive Vice President, Chief Investment Officer

In assessing Ms. Farrell's performance for 2016, the Committee noted that she:

- Achieved positive results despite a continued difficult investment environment, which included stress in the energy sector early in the year as well as sharply lower interest rates throughout much of the year;

- Remained disciplined in asset selection and maintained the overall strong credit quality of the portfolio;

- Partnered effectively with the business segment owners to ensure we have appropriate alignment between products and investments;

- Continued to build and enhance talent and depth within the investment team; and

- Continued to have a strong external focus on industry trends, helping us to take advantage of market opportunities.

Given these accomplishments, the Committee applied an individual performance percentage of 100% for Ms. Farrell's 2016 annual incentive award and 105% as the individual performance modifier for her long-term incentive award granted in March 2017.

Company Performance Targets

Each year, the Committee sets targets for several performance measures that are used to calculate annual and long-term incentive awards. Performance measures and their respective targets are established for the company as a whole as well as for each of our principal operating business segments, and weightings are assigned to each performance measure based on its relative importance to the company or business segment.

The performance targets are aligned with the company's primary business objectives:

- Strong operational performance

- Disciplined growth

- Effective risk management

- Consistent capital generation

The performance goals in our incentive plans are a direct output of our business plans which are approved by the Board each year.

The business plans and the associated metrics carefully balance the current performance of the business and the risk appetite of the enterprise with an appropriate amount of stretch designed to drive consistent growth and improvement. In addition, the Committee considered external economic factors including: (1) the overall economic growth rate, (2) employment and wage growth which impacts our overall premium levels, and (3) the interest rate and investment environment which can have a significant impact on our overall profit margins.

While the absolute year-over-year goals for most of the performance metrics generally increase, there are instances where a performance goal for the year may be below or equivalent to the prior year goal, based on pressures in each of the identified factors above. Our 2016 annual incentive target for after-tax operating income and our 2016 long-term incentive target for operating return on equity (ROE) were each below the level of the comparable prior year metric. This was due to the continued low interest rate environment and increases in statutory capital requirements rather than lower operational expectations.

In setting the business plans and performance metrics, a number of sensitivity tests are run to determine the possible upside and downside scenarios to the plan. These scenarios are reviewed to be certain we have the appropriate degree of rigor in the plan. We set challenging business plans and performance measures to ensure that their achievement will drive long-term value for shareholders.

Once the performance measures are established, the incentive payout targets are set to appropriately reward performance above the targets and to penalize results that are below target.

Generally, the payout range for each annual incentive performance measure is set based on what is appropriate for the variability of the metric. For example, the payout range for after-tax operating income and ROE begins at achieving 75% of target with a 0% payout for achieving less than 75% of target. Performance which is 100% of the target will equate to a 100% payout, while achieving 115% of target will result in a 200% payout for that performance measure. The payout range for earned premium begins at achieving 85% of target and ranges to 120% of target. The actual ranges for each performance metric can be determined from the table on page 55. While the payout range for each metric is 0 - 200%, the overall plan maximum payout is 150%. Our incentive plans are subject to an annual risk assessment by our chief risk officer, which is discussed with the Committee as described on page 32.

The ROE performance measure is used under both our annual and long-term incentive plans. The Committee has concluded that ROE is one of the most important metrics for shareholders, over both a near-term and an extended timeframe. The Committee believes that using this metric in incentive plans that pay out over both one-year and three-year periods encourages executives to focus on both short- and long-term results. The Committee also believes that any risk of overemphasizing ROE in the annual and long-term incentive plans is avoided by assigning it only a 20% weighting for the Unum Group annual incentive performance measure and by weighting it equally with another performance measure (in recent years, average after-tax operating earnings per share) with further adjustment based on relative TSR for PSUs awarded under our long-term incentive plan.

Prior to 2016, consolidated ROE was included as an annual performance measure for Unum Group but not for the individual business segments. Effective in 2016, the consolidated ROE metric was included as a performance measure for each business segment.

For 2016, a change was made to Unum Group's annual performance measures to replace the prior business area composite metric with individual metrics for earned premium, sales, services, and operating expense ratio for the core operating business segments. Additionally, for the business segments, beginning in 2016, we are measuring the quality of our customers' experiences from their point of view, focusing on a few specific areas that we know most directly impact customer loyalty and satisfaction. For this reason, we renamed the service performance measure "customer experience."

The changes to the annual performance measures for Unum Group and the business segments are designed to create consistency among the plan metrics which should provide better alignment between the business segments and overall company performance.

Incentive Funding Performance Requirement

Our annual and long-term incentive plans are conditioned on the company achieving a specified level of performance. We apply an incentive funding performance requirement because we believe employees and officers should receive incentive awards only after our shareholders and creditors are paid. Additionally, the company intends that meeting this incentive funding performance requirement will allow the company to retain certain deductions in accordance with Section 162(m) of the Internal Revenue Code (the "Code").

The Annual Incentive Plan specifies a performance requirement of $250 million of statutory after-tax operating earnings to fund the plan. At the time the plan was established, this was approximately enough to cover dividends to shareholders and after-tax interest on our recourse debt. For 2016, the Committee established the same performance requirement to fund grants under the long-term incentive plan. Funds used to attain the performance requirement are derived from statutory after-tax operating earnings and other sources of cash flow available from the company's insurance and non-insurance subsidiaries.

The company successfully achieved the performance requirement for funding the 2016 annual incentive awards and the long-term incentive grants made in March 2017.

Annual Incentive Targets

Depending on their role in the company, the annual incentive awards of our NEOs are tied in various ways to the performance of Unum Group and its business units. The annual incentive awards of Mr. McKenney, Mr. McGarry and Ms. Iglesias are based entirely on Unum Group performance. For business unit executives 25% of their award is based on Unum Group performance and 75% is based on their business unit's performance (Investments for Ms. Farrell and Unum US for Mr. Simonds). The following table outlines the targets for annual incentives awarded for 2016 performance and how the company and business units performed against those targets in 2016.

2016 ANNUAL INCENTIVE AWARD PERFORMANCE TARGETS AND RESULTS ($s/£s IN MILLIONS)

Performance Measure	Component Weighting	Threshold[1]	Target	Maximum	Actual
Unum Group					
After-tax operating income[2]	35%	$662.1	$882.8	$1,015.2	$926.2
Consolidated operating return on equity[3]	20%	8.14%	10.86%	12.48%	11.4%
Customer experience[4]	10%	270%	300%	450%	309%
Earned premium[5]	15%	$6,101.2	$7,165.8	$8,613.5	$7,187.3
Sales	10%	$1,151.9	$1,534.1	$2,150.3	$1,511.9
Operating expense ratio[6]	10%	20.74%	18.74%	16.74%	18.64%
Unum US					
Before-tax operating income[7]	35%	$605.6	$865.1	$1,038.1	$914.2
Consolidated operating return on equity[3]	10%	8.14%	10.86%	12.48%	11.4%
Customer experience[4]	15%	90%	100%	150%	103%
Earned premium	15%	$4,431.9	$5,214.0	$6,256.8	$5,240.9
Sales	15%	$734.7	$979.6	$1,371.4	$943.8
Operating expense ratio[6]	10%	21.22%	19.22%	17.22%	19.00%
Colonial Life					
Before-tax operating income[7]	35%	$221.5	$316.4	$379.7	$314.2
Consolidated operating return on equity[3]	10%	8.14%	10.86%	12.48%	11.4%
Customer experience[4]	15%	90%	100%	150%	101%
Earned premium	15%	$1,196.3	$1,407.4	$1,688.9	$1,417.1
Sales	15%	$352.5	$470.0	$658.0	$483.6
Operating expense ratio[6]	10%	18.53%	16.53%	14.53%	16.65%
Unum UK					
Before-tax operating income[7]	35%	£67.5	£96.4	£115.7	£94.8
Consolidated operating return on equity[3]	10%	8.14%	10.86%	12.48%	11.4%
Customer experience[4]	15%	90%	100%	150%	105%
Earned premium	15%	£340.3	£400.3	£480.4	£390.5
Sales	15%	£46.6	£62.1	£86.9	£62.7
Operating expense ratio[6]	10%	21.84%	19.84%	17.84%	20.41%
Investments					
Net investment income[8]	50%	$2,330.9	$2,445.9	$2,580.9	$2,487.6
Avoided losses[9]	25%	$(100.0)	$7.4	$150.0	$(4.4)
Market composite[10]	25%	83%	100%	175%	94%

(1) For each performance measure, there is no payout at or below the threshold. For each performance measure, the payout would be 200% for performance at or above the maximum. However, the overall payout for the aggregate annual incentive plan is capped at 150% of target. For performance between defined levels, the payout is interpolated.

(2) After-tax operating income is defined as net income adjusted to exclude after-tax net realized investment gains or losses and after-tax non-operating retirement-related gains or losses and certain other items specified in the reconciliation of non-GAAP (generally accepted accounting principles) financial measures attached hereto as Appendix B.

(3) Consolidated operating return on equity is calculated by taking after-tax operating income and dividing it by the average of the beginning- and end-of-year stockholders' equity adjusted to exclude the net unrealized gain or loss on securities and the net gain on cash flow hedges.

(4) Customer Experience is based on the quality of our customers' experiences and includes measures which focus on areas that impact customer loyalty and satisfaction.

(5) Earned premium is calculated for our core operations (Unum US, Unum UK, and Colonial Life).

(6) The operating expense ratio is equal to operating expenses as a percentage of earned premium. For Unum Group, the operating expense ratio is calculated for our core operations (Unum US, Unum UK and Colonial Life).

(7) Before-tax operating income is defined as net income adjusted to exclude net realized investment gains or losses, non-operating retirement-related gains or losses, and income tax expense.

(8) Net investment income reflects the impact of investment results on after-tax operating income. Net investment income excludes interest on policy loans, investment income on floating rate securities backing floating rate debt, investment income on index-linked securities which support claim reserves that provide for index-linked claim payments, variances to plan for asset levels and specified portions of miscellaneous net investment income, and includes investment income related to investments managed by Unum supporting reserves related to a block of individual disability business assumed through a modified coinsurance agreement.

(9) Avoided losses are calculated by multiplying an industry standard weighted default rate by Unum's total credit exposure and comparing to Unum's actual investment losses.

(10) Market composite consists of comparing the average of three targets: (1) credit spreads on purchases to a specified benchmark, (2) yields on purchases to a specified benchmark, and (3) realized investment losses to a specified peer group.

Each performance target has been selected because the Committee believes it is an appropriate driver of long-term shareholder value:

- The growth and competitiveness of the company are measured using sales and earned premium targets;

- Profitability achievement is measured using after-tax operating income for Unum Group; before-tax operating income for Unum US, Colonial Life, and Unum UK; and net investment income for Investments;

- The balance of profitability and capital management effectiveness is measured using operating return on equity; and

- Effective and efficient customer service is measured using the customer experience and operating expense ratio targets.

Long-Term Incentive Targets

The achievement of a corporate performance threshold must be met before any award may be granted under the company's long-term incentive program, as described on page 54. All of our NEOs received a portion of the long-term incentive grant in February 2016 in the form of PSUs. The PSUs will vest based on the achievement of three-year, prospective (2016-2018) average operating earnings per share and average operating return on equity goals, and the achievement will be modified (up to +/-20%) based on linear interpolation on our total shareholder return (TSR) relative to 8 members of our Proxy Peer Group, referred to herein as our "PSU Peer Group." These eight companies (Aflac, Hartford Financial Services, Lincoln National, MetLife, Principal Financial, Prudential Financial, Torchmark and Voya Financial) were selected because they are considered to be direct business competitors of Unum (see discussion beginning on page 46 for the differences between our Proxy Peer Group and PSU Peer Group). We believe it is appropriate to adjust these awards for relative TSR, since Unum's individual TSR performance directly affects the value of the equity awards. The table below outlines the three-year performance targets established by the Committee for the PSU grants made in February 2016.

TARGETS FOR PERFORMANCE SHARE UNITS (PSUs) GRANTED IN 2016

Corporate Performance Factors	Driver of Shareholder Value	Component Weighting	Threshold	Target	Maximum
Average 3-year Operating Return on Equity (2016-2018)	Capital Management Effectiveness	50%	8.08%	10.77%	12.38%
Average 3-year After-Tax Operating EPS (2016-2018)	Profitability	50%	$3.04	$4.05	$4.67
Relative Total Shareholder Return		**Modifier Percentile**	**-20% @ 35th**	**0 @ 50th**	**+20% @ 75th**

Items Excluded When Determining Company Performance

When pre-establishing the performance measures and weightings for 2016, the Committee determined that certain items not included in the 2016 financial plan would be excluded from the calculation of the company's performance, for purposes of both the annual and long-term incentive plans, should they occur. These criteria are the same ones that we used in 2015 and the Committee has also approved them for use in the 2017 plans as well. These items are:

- Unplanned adjustments resulting from accounting policy changes, legal, tax or regulatory rule or law changes;

- The impact of any unplanned acquisitions, divestitures, or block reinsurance transactions;

- Unplanned adjustments to the Closed Block of business;

- The effect of any unplanned regulatory, legal, or tax settlements;

- The effect of unplanned changes to strategic asset allocation;

- Unplanned debt issuance, repurchasing or retirement; or stock repurchase or issuance;

- The effect of differences between actual currency exchange rates versus exchange rates assumed in the financial plan;

- Unplanned fees or assessments, including tax assessments, from new legislation; and

- The effect on revenue from unplanned variances from floating rate securities and index-linked securities.

The Committee believes it is appropriate to exclude these items because they: (1) are unusual or infrequent in nature, (2) do not directly reflect company or management performance, or (3) could serve as a disincentive to capital management or other decisions which are in the best interest of the company and shareholders.

Applying these criteria, the Committee adjusted the performance calculations for the impact of the following five items on our 2016 financial results that were not included in the 2016 financial plan from which the targets were initially derived:

- The effect of differences between actual stock repurchases and the amount assumed in the financial plan (actual repurchases were slightly higher than planned and the impact was immaterial);

- The effect of unplanned debt issuance (favorable conditions in debt markets allowed us to accelerate debt issuance that was planned for the future which was an advantage to shareholders);

- The impact of an unplanned reinsurance treaty (this lowered earned premium for Unum US with an immaterial impact on after-tax operating earnings);

- The effect of differences between actual foreign currency rates and the exchange rates assumed in the financial plan; and

- The effect of the unplanned acquisition of Starmount Life Insurance Company (this increased earned premium and sales for Unum US with an immaterial impact to earnings).

Each year, the Committee undertakes an overall assessment of the results while also maintaining the discretion to make final adjustments. Any adjustments are based on a review of the actual achievement for each performance measure compared to the annual incentive targets listed on page 54, as well as a qualitative assessment of results. For 2016, the Committee made minor adjustments to each business unit's performance based on a number of qualitative considerations that reduced the aggregate annual incentive payout by approximately 1%. The resulting annual incentive plan achievement levels for 2016 and their comparison to the previous year are shown in the table below.

The achievement levels for 2016 were used in calculations for annual incentive awards described in the "Compensation Decisions" section below.

ANNUAL INCENTIVE PLAN ACHIEVEMENT LEVELS

Plan	2016	2015
Unum Group	115%	103%
Unum US	115%	100%
Unum UK	98%	105%
Colonial Life	105%	102%
Investments	109%	105%

Compensation Decisions

Annual Base Salary

Salaries for our NEOs are established based on their position, skills, experience, responsibility, and performance. Competitiveness of salary levels is assessed annually relative to the approximate median of salaries in the marketplace using the sources noted beginning on page 46 for similar executive positions. Increases may be considered for factors such as changes in responsibilities, individual performance, and/ or changes in the competitive marketplace. In early 2016, the Committee approved base salary increases for NEOs as outlined in the following table. For a discussion of 2017 salary adjustments, see "2017 Compensation Decisions" beginning on page 64.

2016 ANNUAL BASE SALARY DECISIONS

Name	2016	2015	% Change
Mr. McKenney	$1,000,000	$975,000	2.6%
Mr. McGarry	600,000	550,000	9.1%
Mr. Simonds	600,000	575,000	4.3%
Ms. Iglesias	495,000	485,000	2.1%
Ms. Farrell	453,000	446,500	1.5%

Setting Incentive Targets

For purposes of determining the amount of annual incentive and long-term incentive awards for our NEOs, the Committee establishes a target amount as a percentage of each executive's salary, except that the long-term incentive target is set as an absolute dollar amount for the CEO. In establishing each target for 2016 awards, the Committee considered market data from the appropriate peer group as well as each individual's target relative to other NEOs, given their respective levels of responsibility. In early 2016, the Committee approved annual and long-term incentive target award values for each NEO as outlined in the tables below.

2016 ANNUAL INCENTIVE TARGET DECISIONS

Name	2016	2015	% Change
Mr. McKenney	175%	175%	– %
Mr. McGarry	100%	100%	– %
Mr. Simonds	90%	90%	– %
Ms. Iglesias	75%	75%	– %
Ms. Farrell	120%	120%	– %

2016 LONG-TERM INCENTIVE TARGET DECISIONS

Name	2016	2015	% Change
Mr. McKenney	$5,250,000	$5,000,000	5.0%
Mr. McGarry	150%	150%	– %
Mr. Simonds	150%	150%	– %
Ms. Iglesias	125%	125%	– %
Ms. Farrell	100%	100%	– %

Annual Incentive Awards

Our annual incentive awards reward performance based on the achievement of both company and individual performance, which the Committee believes aligns compensation with the objectives of shareholders. The Annual Incentive Plan, under which 2016 annual incentive awards were granted, includes:

- Eligibility for all non-sales employees to receive an annual incentive;
- An Executive Officer Incentive Plan in which our NEOs participate; and
- An objective performance threshold of $250 million of statutory after-tax operating earnings and other sources of cash flow available from the company's insurance and non-insurance subsidiaries for the fiscal performance year that provides funding for incentive payments. This goal must be achieved before participants are eligible to receive an award. If the goal is not achieved, no awards are paid.

The decision making process to determine 2016 annual incentive awards was as follows:


Was 2016 performance threshold met?
YES
($)
2016 Annual Incentive Award
=
($)
2016 Annual incentive target for NEO's
X
(%)
2016 Company(1) performance
X
(%)
2016 Individual(2) performance
NO
Award not paid under plan

(1) The Committee exercises discretion as to the final percentage considering all performance factors, including, but not limited to, the quality of financial results. For details on adjustments for 2016, see page 57.

(2) Individual performance may range from 0% to 125%.

Once it was determined that the performance threshold had been met for 2016, specific awards for our NEOs were arrived at by:

- Applying the individual annual incentive targets, which had been set in early 2016, to each individual's base salary;

- Calculating company and business unit performance percentages by comparing actual results to the performance targets described beginning on page 52 (the Committee may also take into account other factors, including economic considerations as well as non-financial goals);

- Establishing an individual performance percentage (from 0% to 125%) using the individual assessment process described beginning on page 48; and

- Multiplying company and business unit performance by individual performance and the NEO's annual incentive target. The "qualified performance-based compensation" exemption under Section 162(m) of the Code requires that a maximum individual award be established. The maximum award that an individual may receive under the Annual Incentive Plan is $8 million.

The table below sets forth the target incentive and the actual annual incentive awards approved by the Committee to our NEOs for 2016 performance. For a discussion of 2017 annual incentive award targets, see "2017 Compensation Decisions" beginning on page 64.

ANNUAL INCENTIVE PAID IN 2017   (for 2016 performance)

Executive	2016 Incentive Target (%)		Eligible Earnings ($)		Company Performance (%)		Individual Performance (%)		2016 Annual Incentive Paid ($)
Mr. McKenney[1]	175%	X	994,231	X	115%	X	105%	=	2,100,937
Mr. McGarry[1]	100%	X	588,461	X	115%	X	110%	=	744,404
Mr. Simonds[2]	90%	X	594,231	X	115%	X	110%	=	676,532
Ms. Iglesias[1]	75%	X	492,692	X	115%	X	100%	=	424,946
Ms. Farrell[3]	120%	X	451,500	X	110.5%	X	100%	=	598,689

(1) Company performance for Mr. McKenney, Mr. McGarry and Ms. Iglesias was weighted 100% based on Unum Group performance.

(2) Company performance for Mr. Simonds was weighted with 75% based on Unum US and 25% based on Unum Group performance. Unum US achievement was 115% and Unum Group achievement was 115%, resulting in overall achievement of 115%.

(3) Company performance for Ms. Farrell was weighted with 75% based on Investments and 25% based on Unum Group performance. Investments achievement was 109% and Unum Group achievement was 115%, resulting in overall achievement of 110.5%.

Long-Term Incentive Awards Granted in 2016

Our long-term incentive plan aligns the long-term interests of management and shareholders by tying a substantial portion of executive compensation directly to the company's stock price. The grants to the NEOs in February 2016 were based on the Committee's February 2016 assessment of their performance for the prior year.

The mix of awards for each NEO was 50% performance-based restricted stock units (PBRSUs) and 50% performance share units (PSUs). PBRSUs were awarded in 2016 based on the achievement of an after-tax statutory earnings threshold for 2015, as modified by individual achievement factors for 2015. They vest ratably over three years.

PSUs granted in 2016 vest based upon the achievement of three-year (2016-2018) pre-established average operating earnings per share and average operating return on equity goals, modified (up to +/-20%) based on Unum's relative total shareholder return as described on page 56. Assuming performance above the threshold, PSUs can be paid out at 40% to 180% of target.

All long-term incentive awards in 2016 were granted under the Stock Incentive Plan of 2012. Our long-term incentive award mix is based on a review of peer practices as well as what the Committee believes most appropriately retains and rewards our NEOs and ensures that a significant portion of each executive's compensation is tied to the increase of our stock price over the long-term.

PBRSUs, which are valued in terms of company stock, do not include any actual stock issued at the time of grant. Instead, company stock is issued only when the grant is settled. During the restricted period, dividend equivalents accrue and vest only when and to the extent that the underlying PBRSUs vest. In addition, there are no shareholder voting rights unless and until the award is settled in shares.

PSUs are notional units that will track the value of our share price over the three-year performance period, and will vest and be settled through the issuance of shares based upon the achievement of predetermined performance metrics. Dividend equivalents accrue during the three-year performance period and will vest only when and to the extent that the underlying PSUs vest.

The decision-making process to determine long-term incentive awards granted in February 2016 was as follows:


Was the 2015 performance threshold met?
YES
($)
2016 Long-term Incentive Award
=
($)
2015 Long-term Incentive Target for NEOs
X
(%)
2015 Individual Performance(1)
NO
Award not granted under plan

(1) Individual performance may range from 0% to 125%.

As outlined in the previous diagram, once it was determined that the performance threshold had been met, the total value of the long-term incentive awards for our NEOs were determined by:

- Applying the individual long-term incentive targets, which were set in early 2015 by considering the market data from the appropriate comparator group (as described beginning on page 46) as well as each individual's target relative to other NEOs, given their respective levels of responsibility, to each individual's base salary, except that, the long-term incentive target is set as a dollar amount for Mr. McKenney;

- Establishing an individual performance percentage (from 0% to 125%) using the individual assessment process described beginning on page 48; and

- Multiplying each NEO's long-term incentive target by his or her individual performance percentage.

Once the long-term incentive award value was determined, it was awarded as described below:

- The 2016 long-term incentive award was divided evenly between PBRSUs (50%) and PSUs (50%) for each NEO; and

- The PBRSUs vest based on each NEO's continued service over a three-year period. The PSUs vest based on the achievement of three-year pre-established goals (2016-2018) for average operating return on equity and average operating earnings per share, modified by relative total shareholder return as previously described.

In February 2016, the Committee approved grants of PBRSUs and PSUs for the NEOs as outlined below. For a discussion of 2017 long-term incentive award targets, see "2017 Compensation Decisions" below.

LONG-TERM INCENTIVE GRANTED IN 2016 (for 2015 Performance)

Executive	Long-Term Incentive Target		Individual Performance		2016 Long-Term Incentive Grant[2]
Mr. McKenney[1]	$5,000,000	X	103%	=	$5,150,000
Mr. McGarry	825,000	X	110%	=	$907,500
Mr. Simonds	862,500	X	110%	=	$948,750
Ms. Iglesias	606,250	X	105%	=	$636,563
Ms. Farrell	446,500	X	100%	=	$446,500

(1) Mr. McKenney's target was set as a dollar amount, rather than as a percentage of salary as for the other NEOs.

(2) The long-term incentive granted in February 2016 was based on individual performance during 2015. The grant date fair value of the long-term incentive grant (as reported in the Summary Compensation Table on page 72) differs due to the valuation of the PSUs based on a Monte Carlo valuation.

Executive	Grant Date Fair Market Value	Performance Share Units Granted (Feb. 2016)	Restricted Stock Units Granted (Feb. 2016)
Mr. McKenney	$5,150,022	92,460	92,460
Mr. McGarry	907,520	16,293	16,293
Mr. Simonds	948,738	17,033	17,033
Ms. Iglesias	636,539	11,428	11,428
Ms. Farrell	446,491	8,016	8,016

Vesting of 2014 Performance Share Units (PSUs)

The long-term incentive mix for our NEOs' 2014 awards included 50% in the form of PSUs, which vested based on performance over a three-year performance period that ended on December 31, 2016.

The table below provides an overview of the three-year goals for the 2014 PSU grant as well as their actual achievement levels.

2014 PERFORMANCE SHARE UNIT (PSU) AWARDS

Corporate Performance Factors	Component Weighting	Threshold	Target	Maximum	Actual
Average 3-year Operating Return on Equity (2014-2016)	50%	8.13%	10.84%	12.46%	11.32%
Average 3-year After-Tax Operating EPS (2014-2016)	50%	$2.83	$3.78	$4.35	$3.69
Relative Total Shareholder Return	Modifier Percentile	-20% @ 35th	0 @ 50th	+20% @ 75th	At 50th

Based on the above performance, and after taking into account the factors described below, in February 2017, the Committee certified the results for this grant and approved a payout of 105.2%. The business goals were achieved at 105.2%, with relative TSR at the 50th percentile which resulted in no additional modification to the achievement level.

When setting the performance measures and weightings for the 2014 PSU grant, the Committee determined that certain items not included in the financial plan for fiscal years 2014 to 2016 would be excluded from the calculation of the company's performance, for purposes of the performance share units, should they occur. The list of items is the same list used for our annual incentive plan, the details of which can be found under "Items Excluded When Determining Company Performance," beginning on page 57.

Applying these criteria, the Committee adjusted targets for the impact of the following four items that were not included in the financial plans from which the targets were initially derived:

- The effect of differences between actual stock repurchases and the amount assumed in the financial plan;

- The effect of differences between actual foreign currency rates and the exchange rates assumed in the financial plan;

- The effect of the unplanned acquisition of Starmount Life Insurance Company, National Dental Plan Limited and associated companies; and

- The effect of an accounting policy election to account for certain investments in qualified affordable housing projects using the proportional amortization method.

In calculating relative TSR, the PSU grant agreement provided that any company that was a part of the peer group at the beginning of the performance period would be removed from the peer group for the entire period if it had been acquired by another company prior to the end of the performance period. Protective Life was removed from the peer group when calculating relative TSR because it was acquired in 2015 and is no longer a public company.

2017 Compensation Decisions

At its February 2017 meeting, after consideration of company and individual performance during 2016, each executive's responsibilities, tenure and market data, the Committee made decisions with respect to our NEOs' base salaries and annual and long-term incentive targets for 2017 as outlined below.

2017 ANNUAL BASE SALARY DECISIONS

Name	2017	2016	% Change
Mr. McKenney	$1,000,000	$1,000,000	—%
Mr. McGarry	630,000	600,000	5.0%
Mr. Simonds	615,000	600,000	2.5%
Ms. Iglesias	505,000	495,000	2.0%
Ms. Farrell	460,000	453,000	1.5%

The base salary increases noted above, were approved in recognition of each NEO's individual performance in 2016 as well as consideration of their comparison to market benchmarks.

Annual and long-term incentive targets were set based on consideration of each NEO's current target, the approximate median of the appropriate comparator group, and each individual's target relative to other NEOs given their respective levels of responsibility.

2017 ANNUAL INCENTIVE TARGET DECISIONS

Name	2017	2016	% Change
Mr. McKenney	175%	175%	—%
Mr. McGarry	100%	100%	—%
Mr. Simonds	90%	90%	—%
Ms. Iglesias	75%	75%	—%
Ms. Farrell	120%	120%	—%

2017 LONG-TERM INCENTIVE TARGET DECISIONS

Name	2017	2016	% Change
Mr. McKenney	$5,500,000	$5,250,000	4.8%
Mr. McGarry	175%	150%	16.7%
Mr. Simonds	160%	150%	6.7%
Ms. Iglesias	125%	125%	—%
Ms. Farrell	110%	100%	10%

The Committee believes the 2017 compensation decisions position all of our NEOs' targeted total direct compensation within an appropriate range of the market median given each executive's performance and time in their current position.

Retirement and Workplace Benefits

We provide a benefits package for employees, including all NEOs, and their dependents, portions of which are paid for, in whole or in part, by the employee.

Among the retirement benefits we offer are:

The Unum Group Defined Contribution Retirement Plan. On January 1, 2014, Unum replaced its defined benefit pension plans, which were frozen to further accruals as of December 31, 2013, with an enhanced defined contribution retirement offering. This includes: (1) a non-contributory tax-qualified defined contribution for all regular U.S. employees who are scheduled to work at least 1,000 hours per year, which is offered within our existing tax-qualified 401(k) retirement plan (401(k) Plan), and (2) a separate, non-qualified defined contribution plan (Non-Qualified Plan) for employees whose benefits under the tax-qualified plan are limited by the Internal Revenue Code (the "Code"). New hires are automatically enrolled in the 401(k) and Non-Qualified Plan at a 5% deferral rate 45 days after hire but are able to make adjustments to their deferral rate. Base pay and annual incentives are included in covered earnings for these defined contribution plans, but long-term incentive awards are not. Unum provides the following contributions:

- A 5% match contribution (for elected deferrals provided through the 401(k) and Non-Qualified Plans);

- A 4.5% contribution (provided through the 401(k) and Non-Qualified Plans); and

- For employees who meet certain age and service requirements, a 3.5% transition contribution on all earnings and an additional 3.5% transition contribution for earnings above $70,000 (provided through the 401(k) Plan and, for those eligible employees whose earnings exceed the qualified plan limits, the Non-Qualified Plan)

The transition contributions are being provided to eligible employees to more closely align with the benefits which were accrued under the frozen defined benefit plans. This benefit is provided to those employees who, due to their age and years of service, would not have the same opportunity to adjust to the new defined contribution plan as other employees. Transition contributions will be made to active eligible employees until December 31, 2020.

The Unum Group Defined Benefit Retirement Plan. We sponsor both a tax-qualified defined benefit pension plan and a non-qualified defined benefit pension plan for employees whose benefits under the tax-qualified plan are limited by the Code. Base pay and annual incentives are counted in eligible earnings for the purposes of the defined benefit pension plans, but long-term incentive earnings are not. As noted above, during 2013, we amended the terms of our defined benefit pension plans (tax-qualified and non-qualified) to freeze the further accrual of retirement benefits provided under those plans as of December 31, 2013. For a more complete description of pension benefits for our NEOs, see page 78.

The other workplace benefits we offer include: life, health, dental, vision, voluntary products and disability insurance; dependent and healthcare reimbursement accounts; health savings account; tuition reimbursement; an employee stock purchase plan; paid time off; holidays; and a matching gifts program for charitable contributions.

In April 2000, we purchased corporate owned life insurance (COLI) on all officers who gave their approval. In the event of a covered officer's death while still employed, we will provide a death benefit to the officer's beneficiary in the amount of $200,000. Mr. McGarry is the only NEO who was an officer at the company at such time, and is covered under a COLI policy.

Perquisites and Other Personal Benefits

We provide a limited number of perquisites to our employees, including all NEOs, which are described below:

- One of our largest employee locations is in Tennessee, which has no state income tax. Due to the frequency of travel between our corporate offices and other locations, employees often incur non-resident state taxes in multiple states. Therefore, when any employee travels to other company locations outside of his or her primary state of employment and incurs state income tax based on another state's law, we provide a tax gross-up for the non-resident state taxes.

- The company has entered into an aircraft time-sharing agreement with Mr. McKenney dated effective as of May 21, 2015, pursuant to which he agrees to reimburse the company for the costs of his personal use of the corporate aircraft. Mr. McKenney did not use this benefit during 2016.

- A tax gross-up is provided to employees who incur income on company-sponsored events where attendance is expected, including a limited number of events we host each year to recognize the contributions of various employees. These functions serve specific business purposes, and in some cases the attendance of an NEO and his or her spouse or guest is expected. If so, we attribute income to the NEO for these costs when required under Internal Revenue Service regulations. For more information, see the All Other Compensation table on page 73.

Severance and Change in Control Arrangements

We have the following severance and change in control contracts and plans covering the NEOs.

Severance Benefits

The company provides severance benefits to all employees in the event of involuntary termination, other than for death, disability or cause.

Mr. McKenney's severance benefits are provided under a severance agreement dated effective as of April 1, 2015. This agreement replaced his prior change in control severance agreement (described below) and provides comparable severance benefits in the event of his termination of employment within two years after a change in control, except that if termination is by the company other than for cause, death or disability or is a resignation by Mr. McKenney for good reason, the severance payment is three times salary plus bonus, and medical and other benefits will continue for three years after termination. The agreement also eliminated the golden parachute excise tax gross-up provided under his prior agreement and instead provides for "best net after-tax" provisions that cut back payments to avoid potential excise taxes, but only if the after-tax value is greater than providing full payments (which would be subject to excise tax that would be borne by Mr. McKenney). The agreement also provides for severance when termination of employment is not related to a change in control, and in such circumstances the severance payment is two times salary and bonus, and medical and other benefits will continue for two years after termination.

The remaining NEOs are covered under our Separation Pay Plan for Executive Vice Presidents. In general, we provide severance in order to give our employees competitive benefits with respect to the possibility of an involuntary termination of their employment.

When termination of employment is accompanied by severance payments, the former executive is required to release all claims he or she may have against us. The release contains restrictions on the former executive with respect to confidentiality, solicitation of company employees, competition, and disparagement. We also agree to indemnify the former executive for certain actions taken on the company's behalf during his or her employment.

Change in Control Severance Agreements

Each NEO, other than Mr. McKenney, is covered by a change in control severance agreement with the company. These agreements provide an enhanced severance benefit in the event of a termination following a change in control. This ensures that shareholders have the benefit of our NEOs' focused attention during the critical times before and after a major corporate transaction regardless of any uncertainty with respect to their future employment. Details about these agreements can be found in the "Terminations Related to a Change in Control" section beginning on page 82.

None of the NEOs have an excise tax gross-up provision in their agreements.

As described above, change in control benefits are available to Mr. McKenney under his severance agreement.

Compensation Policies and Practices

Equity Grant Practices

Equity grants awarded under the long-term incentive program are approved at the February meeting of the Committee, which typically occurs two to three weeks after the company's annual earnings are released to the public. The date of approval was the grant date of the awards in 2016. The closing stock price on the grant date is used to determine the number of units awarded.

Stock Ownership and Retention Requirements

Ensuring that senior officers have a significant ownership stake in the company aligns the long-term interests of management and shareholders and promotes a culture of ownership. We require certain senior officers, including each NEO, to:

- Hold a multiple of the officer's base salary in Unum shares (including unvested restricted stock units) throughout employment; and

- Retain a fixed percentage of the net shares (shares after the payment of taxes and the costs of exercise and commissions) received as compensation for a specified period of time. These holding period requirements apply to shares acquired upon the exercise of options and the vesting of PBRSUs and PSUs even if the stock ownership requirements have been met. Exceptions to this requirement may be made only by the Board.

The following table presents the stock ownership and retention requirements for our NEOs. Newly promoted or newly hired senior officers have five years to achieve the ownership requirement. Not meeting the requirements may impact future equity grants. All of our NEOs exceeded the requirements as of December 31, 2016.

STOCK OWNERSHIP AND RETENTION REQUIREMENTS (as of December 31, 2016)

Executive	Common Stock[1]	Restricted Stock Units[2]	Total Current Ownership	Ownership as % of Salary		Retention Requirements	
				Owned	Required	Retention %[3]	Holding Period[4]
Mr. McKenney	$6,036,641	$6,040,990	$12,077,631	12.1x	6x	75%	3 years
Mr. McGarry	1,739,277	1,155,315	2,894,592	4.8x	3x	60%	1 year
Mr. Simonds	1,703,605	1,390,209	3,093,814	5.2x	3x	60%	1 year
Ms. Iglesias	391,680	1,546,819	1,938,499	3.9x	3x	60%	1 year
Ms. Farrell	1,914,997	705,252	2,620,249	5.8x	3x	60%	1 year

(1) Amount includes shares held in certificate form, brokerage accounts, and 401(k) Plan accounts. Shares were valued using a closing stock price of $43.93 on December 30, 2016, the last trading day of the year.

(2) Shares/units were valued using a closing stock price of $43.93 on December 30, 2016, the last trading day of the year. Performance-based restricted stock units (PBRSUs) vest over three years (see the Vesting Schedule for Unvested Restricted Stock Units table on page 77).

(3) Retention percentage is the net percentage of shares to be held after the payment of taxes and the costs of exercise and commissions. Retention requirements apply to shares acquired upon the exercise of options and the vesting of PBRSUs and PSUs.

(4) After this holding period, the officer would then be able to sell the shares as long as his or her ownership requirement is met or would be reached in the time period allotted.

Hedging, Pledging and Insider Trading Policies

We have a policy that no director or executive officer, which includes our NEOs, may purchase or sell options, puts, calls, straddles, equity swaps or other derivatives that are directly linked to our stock.

In addition, our insider trading policy prohibits directors, executive officers (including NEOs) and employees from buying or selling our stock while in possession of material nonpublic information about the company and from conveying any such information to others. Under this policy, additional trading restrictions apply to the NEOs and other "corporate insiders," who are generally permitted to buy or sell our stock only during predetermined window periods following earnings announcements, and only after they have pre-cleared the transactions with our general counsel or designee. Also under this policy, no corporate insider may make "short sales" of our stock, and no director or executive officer may pledge our stock as security for a loan.

Recoupment Policy

If the company makes a material restatement of its financial results, then the Board will, to the extent permitted by applicable law, seek recoupment of performance-based compensation paid to certain senior officers if it determines that:

- The senior officer has committed or engaged in fraud or willful misconduct that resulted, either directly or indirectly, in the need to make such restatement; and

- Such performance-based compensation paid or awarded to the senior officer would have been a lesser amount if calculated using the restated financial results.

The amount of performance-based compensation to be recouped will be determined by the Board after taking into account the relevant facts and circumstances. Performance-based compensation includes annual cash incentive awards, bonuses and all forms of equity compensation. The company's right to recoup compensation is in addition to other remedies that may be available to us under applicable law.

The Dodd-Frank Act, which contemplates an expansion of the reach of recoupment policies, was enacted into law in July 2010. On July 1, 2015, the Securities and Exchange Commission issued a proposal related to compensation clawbacks but final rules have not yet been issued. Once the rules and administrative guidance on requirements of this legislation are final, the Committee will implement any necessary changes to our current recoupment policy at that time.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code generally places a limit of $1 million per year on the amount of deductible compensation paid to all named executive officers other than the CFO, unless the compensation satisfies the "qualified performance-based compensation" exception to Section 162(m).

The current annual incentive payout and long-term incentive grants are intended to be deductible under Section 162(m). From time to time, the Committee may, in its sole discretion, pay compensation that is not deductible under Section 162(m) if it determines that paying such compensation is needed in order to attract, retain or provide incentive to our NEOs, or is otherwise desirable, and it is possible that compensation intended to qualify for the "qualified performance-based compensation" exception does not so qualify.

We account for stock-based payments under the requirements of ASC Topic 718. A complete discussion of the assumptions made as well as the financial impact of this type of compensation can be found in Notes 1 and 11 of the Consolidated Financial Statements in Part II, Item 8 of our 2016 Form 10-K. Each year, the company provides a report to the Committee of the expense for stock-based payments. Additionally, in the event the Committee is considering new equity-based compensation programs or changes to existing programs, the accounting implications of the program or change are presented and discussed as part of the decision process.

REPORT OF THE HUMAN CAPITAL COMMITTEE

The Human Capital Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on such review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

2016 Human Capital Committee:
Kevin T. Kabat, Chair
Theodore H. Bunting, Jr.
Cynthia L. Egan
Edward J. Muhl
Ronald P. O'Hanley

COMPENSATION TABLES

2016 Summary Compensation Table

Name and Principal Position[1]	Year	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)	Non-Equity Incentive Plan Compen-sation ($)	Change in Pension Value & Non-qualified Deferred Compensation Earnings ($)	All Other Compen-sation ($)	TOTAL ($)
Richard P. McKenney									
President and Chief Executive Officer, and a Director	2016	994,231	—	5,176,835 [3]	—	2,100,937 [4]	84,000 [5]	315,316 [6]	8,671,319
	2015	905,000	—	3,051,050	—	1,527,033	—	247,931	5,731,014
	2014	712,404	—	1,692,153	—	880,531	175,000	226,237	3,686,325
John F. McGarry									
Executive Vice President and Chief Financial Officer	2016	588,461	—	912,245 [3]	—	744,404 [4]	273,000 [5]	196,724 [6]	2,714,834
	2015	517,860	—	629,287	—	509,513	—	221,024	1,877,684
Michael Q. Simonds									
Executive Vice President, President and Chief Executive Officer, Unum US	2016	594,231	—	953,678 [3]	—	676,532 [4]	168,000 [5]	127,479 [6]	2,519,920
	2015	566,346	—	961,052	—	564,888	—	113,967	2,206,253
	2014	512,019	—	611,877	—	545,838	344,000	93,728	2,107,462
Lisa G. Iglesias									
Executive Vice President, General Counsel	2016	492,692	—	639,854 [3]	—	424,946 [4]	— [5]	91,033 [6]	1,648,525
	2015	470,077	—	1,149,997	—	381,291	—	40,410	2,041,775
Breege A. Farrell									
Executive Vice President and Chief Investment Officer	2016	451,500	—	448,816 [3]	—	598,689 [4]	38,000 [5]	99,493 [6]	1,636,498
	2015	444,618	—	443,024	—	557,551	—	109,762	1,554,955
	2014	433,786	—	449,470	—	520,543	79,000	90,526	1,573,325

(1) Mr. McKenney was named President in April 2015 and subsequently assumed the role of CEO following Mr. Watjen's retirement in May 2015. Before that, he served as Unum's Executive Vice President and Chief Financial Officer. Mr. McGarry, who had previously served as President and Chief Executive Officer of the Closed Block Operations, succeeded Mr. McKenney as Chief Financial Officer in April 2015. As a result of these promotions, the Committee approved adjustments to their compensation packages to reflect their new responsibilities. Their compensation for 2016 reflects their first full year of compensation in their current positions, whereas the compensation for 2015 reflects pro-ration of payments based on the portion of the year that they held their current and prior positions.

(2) "Stock Awards" consists of performance share units (PSUs) and performance-based restricted stock units (PBRSUs). The number of shares payable under the PSU awards will be based on the actual performance, modified (+/- 20%) based on relative total shareholder return, and may result in the ultimate award of 40-180% of the initial number of PSUs issued, with

the potential for no award if company performance goals are not achieved during the three-year period. PSUs assuming the highest possible outcomes of performance conditions (180%) to which 2016 awards are subject, determined based on the award amount at the time of grant and thus excluding dividend equivalent units that accrue during the performance period, would be: $4,635,020 for Mr. McKenney; $816,757 for Mr. McGarry; $853,863 for Mr. Simonds; $572,875 for Ms. Iglesias; and $401,848 for Ms. Farrell.

(3) These awards were comprised of 50% PSUs and 50% PBRSUs granted to Messrs. McKenney, McGarry, and Simonds, and Mses. Farrell and Iglesias on February 23, 2016 for their performance in 2015. The grant date fair value of stock awards for the PSUs was calculated in accordance with FASB ASC Topic 718 – Compensation – Stock Compensation (ASC 718) as the number of units multiplied by the Monte Carlo simulation value of $28.14 on the grant date. The grant date fair value of stock awards for the PBRSUs was calculated in accordance with ASC 718 as the number of units multiplied by the closing market price of $27.85 on the grant date.

(4) Amounts reflect the annual incentive awards paid in February 2017 for performance in 2016. These are discussed in further detail beginning on page 60 under the Annual Incentive Awards heading.

(5) The amounts shown reflect the actuarial present value increases from December 31, 2015 through December 31, 2016. Pension values may fluctuate from year-to-year depending on a number of factors, including age at benefit commencement and the assumptions used to determine the present value, such as the discount rate and mortality rate. The assumptions used by the company in calculating the change in pension value are described beginning on page 80 and are consistent with those set forth in Note 9 of our Consolidated Financial Statements in Part II, Item 8 of our 2016 Form 10-K, except as otherwise provided in footnotes to the Pension Benefits table on page 80.

(6) "All Other Compensation" amounts are included within the following table.

2016 ALL OTHER COMPENSATION

	Mr. McKenney	Mr. McGarry	Mr. Simonds	Ms. Iglesias	Ms. Farrell
Employee and Spouse/Guest Attendance at Company Business Functions[a]	31,684	—	9,522	—	—
Aircraft Shuttle[b]	—	14,908	—	—	—
Total Perquisites	**$31,684**	**$14,908**	**$9,522**	**$—**	**$—**
Matching Gifts Program[c]	10,000	200	550	10,000	1,500
Company Matching Contributions Under our Qualified and Nonqualified Defined Contribution Retirement Plan[d]	126,063	54,899	57,956	40,147	50,452
Non-Resident State Taxes[e]	19,830	1,332	1,471	2,340	2,084
Company Contributions to the Qualified and Nonqualified Defined Contribution Retirement Plan[f]	113,457	123,817	52,160	38,490	45,407
Tax Reimbursement Payments[g]	14,282	68	5,820	56	50
Foreign Assignment[h]	—	1,500	—	—	—
Total All Other Compensation	**$315,316**	**$196,724**	**$127,479**	**$91,033**	**$99,493**

(a) Spouses or guests sometimes accompany the NEO at company business functions. When their attendance is expected, a tax gross up payment is provided. Where applicable, these payments have been included under "Tax Reimbursement Payments." Additionally, when these trips included travel on the corporate aircraft, the incremental cost was calculated to determine amounts to be reported. For purposes of compensation disclosure, the use of company aircraft is valued using an incremental cost that takes into account fuel costs, landing fees, parking, weather monitoring and maintenance fees per hour of flight. Crew travel expenses are included based on the actual amount incurred for a particular trip. Fixed costs that do not change based on usage, such as pilot salaries and depreciation of the aircraft, are excluded. Amounts represent the imputed income each NEO incurred for such attendance plus the incremental cost of the aircraft when the aircraft was used.

(b) We provide business flights to our various locations. For part of 2016, Mr. McGarry continued his primary residence in Portland, Maine while maintaining his secondary residence in Chattanooga, Tennessee. He periodically commuted to Portland using our aircraft shuttle that was already making the flights for business purposes until October of 2016 when Mr. McGarry gave up his secondary residence in Chattanooga, Tennessee. We have calculated the incremental costs of these flights using the methodology outlined in footnote (a) and imputed income according to Internal Revenue Service guidelines.

(c) Amounts represent those provided through our Matching Gifts Program, available to all full-time employees and non-employee directors. During 2016, the company matched eligible gifts from a minimum of $50 to an aggregate maximum gift of $10,000 per employee/non-employee director, per calendar year. Amounts listed only represent company matching gifts made to qualified non-profit organizations and educational institutions on behalf of the NEOs, and do not represent total charitable contributions made by them during the year.

(d) Amounts represent the aggregate matching contributions into our 401(k) Plan as well as matching contributions into our Non-Qualified Plan. Matching contributions under our 401(k) Plan are provided to all eligible employees participating in the plan as described beginning on page 66 in the Retirement and Workplace Benefits section. The company matched contributions dollar-for-dollar up to 5% of eligible earnings in 2016. Matching contributions under our Non-Qualified Plan are provided to eligible officers participating in the plan as described beginning on page 66 in the Retirement and Workplace Benefits section. The company matched contributions dollar-for-dollar up to 5% of eligible earnings in 2016.

(e) Many of our employees are required to travel to other company locations outside of their primary state of employment. While working in a state other than their primary state of employment, employees may become subject to state income taxes in that state if days worked or earnings accrued exceed an amount specified under state law. When this happens, we pay the state income tax on behalf of those employees (including our NEOs) and gross up the income amount for FICA and Medicare taxes (gross ups on these amounts are in "Tax Reimbursement Payments"). The employee remains responsible for any taxes they would have incurred had they worked only in their primary state of employment.

(f) These amounts represent the aggregate of company and transition contributions under our 401(k) and Non-Qualified Plans as described beginning on page 66 in the Retirement and Workplace Benefits section. Full-time employees with one year of service with the company receive 4.5% of their salary and annual incentive contributed into their 401(k) Plan. Full-time employees who, as of December 31, 2013, had either: (a) reached a minimum of 60 points (age plus service) and at least 15 years of service or (b) reached the age of 50 with 10 years of service with the company, receive an additional contribution into their 401(k) and Non-Qualified Plans through the transition contributions, as disclosed above in the Retirement and Workplace Benefits section.

(g) The amounts shown in this row represent tax payments made by us on behalf of each NEO relating to other items in this table.

(h) We provide all expatriate employees (including executives) foreign tax preparation services while they are on assignment outside their home countries and for the three-year period after they return. Mr. McGarry was the only NEO to receive this benefit in 2016.

2016 Grants of Plan-Based Awards

Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)[1]			Estimated Future Payouts Under Equity Incentive Plan Awards (#)[3]			All Other Stock Awards (Number of Shares of Stock or Units) (#)[4]	Grant Date Fair Value of Stock and Option Awards ($)	
	Threshold	*Target*	*Max*	*Threshold*	*Target*	*Max*			
Mr. McKenney									
—	434,976	1,739,904	3,262,320						
2/23/2016							92,460	2,575,011	[5]
2/23/2016				36,984	92,460	166,428		2,601,824	[6]
Mr. McGarry [2]									
—	147,115	588,461	1,103,364						
2/23/2016							16,293	453,760	[5]
2/23/2016				6,517	16,293	29,327		458,485	[6]
Mr. Simonds									
—	133,702	534,808	1,002,765						
2/23/2016							17,033	474,369	[5]
2/23/2016				6,813	17,033	30,659		479,309	[6]
Ms. Iglesias									
—	92,380	369,519	692,848						
2/23/2016							11,428	318,270	[5]
2/23/2016				4,571	11,428	20,570		321,584	[6]
Ms. Farrell									
—	135,450	541,800	1,015,875						
2/23/2016							8,016	223,246	[5]
2/23/2016				3,206	8,016	14,429		225,570	[6]

(1) These amounts reflect the threshold, target, and maximum award under the annual incentive plan. The threshold is the minimum level, which is 25% of the amount shown in the Target column. Target amounts are based on the individuals' earnings for 2016 and their annual incentive target. The maximum award is 187.5% of such target (150% plan maximum multiplied by 125% individual maximum).

(2) Mr. McGarry's performance-based restricted stock units (PBRSUs) and performance share units (PSUs) are no longer subject to risk of forfeiture because he met the age and years of service requirements for retirement eligibility under the plans from which the awards were granted. His PBRSUs will continue to vest ratably over the three year vesting period on each anniversary of the grant date. The actual amount of PSUs that will vest will be determined based on the achievement of the three-year performance goals, modified by relative TSR, as described in further detail in the Long-term Incentive Targets section beginning on page 56.

(3) The vesting of PSUs ranges from 40% to 180% of target based on the performance and market conditions noted, beginning on page 56. The grant date fair value of each PSU was calculated in accordance with Accounting Standards Codification (ASC) 718 using a Monte Carlo simulation based on historical volatility, risk-free rates of interest, and pairwise correlation coefficients. The actual amount that will be issued will be determined based on the achievement of the three-year performance goals (2016-2018), modified by relative TSR, as described in further detail in the Long-Term Incentive Targets section beginning on page 56.

(4) The grant of PBRSUs made on February 23, 2016 for Messrs. McKenney, McGarry, and Simonds as well as Mses. Farrell and Iglesias were based on the achievement of a threshold of statutory after-tax operating earnings and individual performance for 2015 and vests ratably over three years. These awards were granted under the Stock Incentive Plan of 2012. Details are provided in the Long-Term Incentive Awards Granted in 2016 Table and related footnotes beginning on page 63.

(5) The grant date fair value of stock awards for the PBRSUs granted on February 23, 2016 was calculated as the number of units multiplied by the closing market price of $27.85 on the grant date.

(6) As noted above, the grant date fair value of PSUs granted on February 23, 2016 was calculated in accordance with ASC 718 using a Monte Carlo simulation based on historical volatility, risk-free rates of interest, and pairwise correlation coefficients as of February 23, 2016. The Monte Carlo valuation per share was $28.14.

2016 Outstanding Equity Awards at Fiscal Year-End

Option Awards					Stock Awards			
Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3]
(# Exercisable)	(# Unexercisable)	(#)	($)		(#)	($)	(#)	($)
Mr. McKenney								
—	—	—	—	—	137,514	6,040,990	251,320	11,040,488
26,048	—	—	26.29	2/22/2019	—	—	—	—
34,270	—	—	23.35	2/23/2019	—	—	—	—
39,760	—	—	24.25	2/24/2019	—	—	—	—
Mr. McGarry								
—	—	—	—	—	26,299	1,155,315	46,758	2,054,079
Mr. Simonds								
—	—	—	—	—	31,646	1,390,209	57,056	2,506,470
Ms. Iglesias								
—	—	—	—	—	35,211	1,546,819	20,895	917,917
Ms. Farrell								
—	—	—	—	—	16,054	705,252	26,602	1,168,626

(1) The amounts in this column represent the aggregate value of performance-based restricted stock units (PBRSUs), including dividend equivalents, shown in the "Number of Shares or Units of Stock That Have Not Vested" column based on the closing price of $43.93 on December 30, 2016, the last trading day of the year.

(2) This column reflects PSU awards that were granted on February 24, 2015 and February 23, 2016 (to Messrs. McKenney, McGarry, and Simonds as well as Mses. Farrell and Iglesias). They vest at the end of the respective performance period, subject to the level of achievement on applicable performance targets. In accordance with Instruction 3 to Regulation S-K Item 402(f)(2), the values for this award in the "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" and the "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested" columns are reported at maximum levels since the company's performance and relative total shareholder return for 2015 and 2016 awards exceeded the target. Actual shares to be issued under PSUs granted in connection with the 2015-2017 and 2016-2018 performance periods are not yet determinable and may differ from the performance level required to be disclosed in this table. The PSUs that were granted in 2014 (for the 2014-2016 performance period) vested on December 31, 2016 and are shown in the "2016 Option Exercises and Stock Vested" table.

(3) The amounts in this column represent the aggregate value of PSUs (including dividend equivalents) shown in the "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" column based on the closing price of $43.93 on December 30, 2016, the last trading day of the year.

Vesting Schedule for Unvested Restricted Stock Units

Vesting Date	Grant Date	Mr. McKenney	Mr. McGarry[2]	Mr. Simonds	Ms. Iglesias	Ms. Farrell
		Number of Restricted Shares/Units Vesting[1]				
January 8, 2017	1/8/2015	—	—	—	8,754	—
February 23, 2017	2/23/2016	30,993	5,461	5,709	3,831	2,687
February 24, 2017	2/24/2015	15,234	3,142	4,798	3,046	2,212
February 25, 2017	2/25/2014	13,125	3,464	4,747	—	3,487
January 8, 2018	1/8/2015	—	—	—	8,754	—
February 23, 2018	2/23/2016	30,994	5,462	5,710	3,831	2,687
February 24, 2018	2/24/2015	15,235	3,143	4,799	3,048	2,213
February 23, 2019	2/23/2016	31,934	5,628	5,884	3,947	2,769
Total		**137,515**	**26,300**	**31,647**	**35,211**	**16,055**

(1) These performance-based restricted stock units (PBRSUs) include dividend equivalents earned through December 31, 2016.

(2) Mr. McGarry's PBRSUs are no longer subject to the risk of forfeiture because he meets the age and years of service requirement for retirement eligibility.

2016 Option Exercises and Stock Vested

Name	Option Awards		Stock Awards[3]	
	Number of Shares Acquired on Exercise[1] (#)	Value Realized on Exercise[2] ($)	Number of Shares Acquired on Vesting[4] (#)	Value Realized on Vesting[5] ($)
Mr. McKenney	—	—	58,928	1,863,446
Mr. McGarry	16,983	281,534	13,495	434,953
Mr. Simonds	—	—	19,339	619,433
Ms. Iglesias	—	—	11,559	343,689
Ms. Farrell	—	—	15,535	491,287

(1) A portion of the underlying shares were withheld to cover taxes due upon exercise.

(2) The amount is calculated as the number of shares acquired multiplied by the market price at the time of exercise less the option exercise/strike price.

(3) Reflects the performance-based restricted stock units (PBRSUs) and performance share units (PSUs) that vested during 2016.

(4) Includes the total number of unrestricted shares acquired upon the vesting of PBRSUs and PSUs. A portion of these shares were withheld to cover taxes due upon vesting.

(5) The amount is calculated as the number of vested PBRSUs and PSUs multiplied by the closing price on the vesting date. Included in the amounts for Messrs. McKenney, McGarry, and Simonds as well as Ms. Farrell are PSUs that vested during 2016. The PSUs which were granted in 2014 (for the 2014-2016 performance period) vested on December 31, 2016 and were distributed on February 21, 2017 at the value of $48.56 per share.

POST-EMPLOYMENT COMPENSATION

Pension Benefits

The Unum Group Pension Plan and the Unum Group Supplemental Pension Plan (the Excess Plan) were frozen on December 31, 2013. Benefits earned under these plans have been determined based on service and eligible earnings through December 31, 2013. NEOs hired prior to this date participated in both the Unum Group Pension and Supplemental Pension Plans. Benefits earned before the freeze will be paid to executives under the terms of the plans as the employees terminate employment or retire.

FROZEN DEFINED BENEFIT PLANS

Unum Group Pension Plan (Qualified Plan)

Provides funded, tax-qualified benefits up to the limits on compensation and benefits under the Code. The Qualified Plan was designed to provide tax-qualified pension benefits for most employees. On June 12, 2013, the Human Capital Committee approved a change to the terms of the Qualified Plan to freeze the further accrual of retirement benefits provided to employees on December 31, 2013.

Unum Group Supplemental Pension Plan (Excess Plan)

Provides unfunded, non-qualified benefits for compensation that exceeds the Code limits in the Qualified Plan. On June 12, 2013, the Human Capital Committee approved a change to the terms of the Excess Plan to freeze the further accrual of retirement benefits provided to employees on December 31, 2013.

Plan Descriptions

Following are details of how each of the frozen plan benefits are calculated. These formulas incorporate base pay received in each plan year during which the employee accrued credited service through December 31, 2013 and payments received from the regular annual incentive plan and any field or sales compensation plans through that date. Not included are other bonuses, long-term incentive awards, commissions, prizes, awards, or allowances for incidentals.

Qualified Plan

In calculating the basic pension benefits in our Qualified Plan, three criteria are used:

FROZEN QUALIFIED PLAN CRITERIA

Credited service

Measures of the time individuals are employed at the company. One year of credited service is granted for each plan year in which 1,000 hours of employment are completed. No additional credited service will accrue to any participant after December 31, 2013.

Highest average earnings

The average of the highest 5 years of compensation (whether or not consecutive) during the earlier of the last 10 years of employment or as of the date the plan was frozen on December 31, 2013.

Social Security covered compensation

The average of the taxable wage bases in effect for each calendar year during the 35-year period ending when the plan was frozen on December 31, 2013.

The basic benefit is provided as an annual single life annuity and is calculated as follows:

$$\frac{\left(\begin{array}{c}\% \\ \text{of highest} \\ \text{average earnings}^1\end{array} \text{x} \begin{array}{c}\textbf{Years} \\ \text{of service}\end{array}\right) + \left(\begin{array}{c}\textbf{3.5\%} \\ \text{of highest average earning} \\ \text{in excess of Social Security} \\ \text{covered compensation}\end{array} \text{x} \begin{array}{c}\textbf{Years} \\ \text{of credited service}\end{array}\right)}{\textbf{Conversion factor based on retirement commencement age}^2} = \begin{array}{c}\textbf{Qualified Plan} \\ \textbf{basic benefit}\end{array}$$

(1) Can range from 3%, if the sum of an employee's age and years of credited service is less than 30, to 8%, if the sum equals or exceeds 95.

(2) Equal to 9.0 for retirement at age 65 and increased by 0.2 for each whole year retirement occurs prior to age 65.

All frozen pension benefits are indexed on the first day of each plan year (January 1st) following December 31, 2013 using the National Average Wage rate of increase published by the Social Security Administration in the preceding year (minimum of 2.75% and maximum of 5%). As of January 2017, the retirement benefits will be indexed using the Internal Revenue Service regulations in Section 8.02.

Benefits provided under the frozen Qualified Plan are based on pensionable earnings through December 31, 2013 up to the 2013 compensation limit of $255,000 under the Internal Revenue Code. In addition, benefits may not exceed $215,000 (payable as a single life annuity beginning at any age from 62 through Social Security Normal Retirement Age) under the Internal Revenue Code.

Excess Plan

As described above in the Frozen Defined Benefit Plans table, the Excess Plan disregards the annual benefit limit under Section 415 of the Code. The Excess Plan takes into account pension benefits outside of the current Qualified Plan and is calculated as follows:

$$\begin{array}{c}\textbf{Payment that would} \\ \textbf{have been provided} \\ \text{under the Qualified Plan} \\ \text{if IRS compensation} \\ \text{limit did not exist}\end{array} - \begin{array}{c}\textbf{Payment actually} \\ \textbf{provided} \\ \text{under the} \\ \text{Qualified Plan}\end{array} = \begin{array}{c}\textbf{Excess} \\ \textbf{benefit} \\ \textbf{plan}\end{array}$$

Retirement Age

Participants in the pension plans outlined above are eligible to retire as early as age 55. Under the Qualified and Excess Plans, participants may retire early at age 55 with 5 years of vesting service. However, if a participant begins receiving a benefit prior to the normal retirement age of 65, the normal retirement benefit will be reduced based on the applicable early reduction factors defined in the plan. The benefit formula is shown under the Qualified and Excess plans beginning on page 78. Mr. McGarry is the only NEO eligible for early retirement under the Qualified an Excess plans.

Current Value of Pension Benefits

Pension benefits payable to each NEO are summarized in the following table:

PENSION BENEFITS

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits[2] ($)	Payments During Last Fiscal Year ($)
Mr. McKenney	Qualified	4.42	94,000	—
	Excess	4.42	514,000	—
Mr. McGarry	Qualified	28.00	1,073,000	—
	Excess	28.00	1,583,000	—
Mr. Simonds	Qualified	16.25	460,000	—
	Excess	16.25	611,000	—
Ms. Iglesias[1]	Qualified	—	—	—
	Excess	—	—	—
Ms. Farrell	Qualified	3.00	98,000	—
	Excess	3.00	241,000	—

(1) No amounts are shown for Ms. Iglesias because the plans were frozen to further accruals on December 31, 2013, before her employment began.

(2) The "Present Value of Accumulated Benefits" is based upon a measurement date of December 31, 2016, which is the same measurement date used for financial statement reporting purposes for the company's audited financial statements as found in Note 9 to the Consolidated Financial Statements contained in the company's 2016 Form 10-K. All calculations utilize credited service and pensionable earnings as of the pension freeze date, December 31, 2013, in addition to the following assumptions:

Retirement Age: Assumes age 65.

Discount Rate: 4.4%

Salary Increase Rate: Not applicable.

Social Security Indexing Rate: 3.5% to index the Qualified and Excess Plan benefits from the measurement date to commencement date.

Pension Increase Rate: Not applicable.

Pre-Retirement Decrements: None.

Post-Retirement Mortality Table: RP-2014 Mortality Tables projected using fully generational two-dimensional Scale BB from 2006.

Effective with employees who terminate on or after January 1, 2017, lump sum distributions are available under the Qualified Plan to vested employees who have a present value of future pension benefits of $100,000 or less. Mr. McKenney and Ms. Farrell are the only NEOs that would be eligible for a lump sum distribution in the event of termination since the current present value of their future benefits in the Qualified Plan is less than $100,000, as shown in the preceding table. Pension payouts for all other NEOs will be paid in the form of a monthly annuity.

Nonqualified Deferred Compensation

We have one active non-qualified defined contribution plan (Non-Qualified Plan) that allows for deferrals of compensation by our NEOs. We also maintain one other nonqualified plan that allowed for deferrals of compensation and is an inactive plan originally maintained by a predecessor company in which Mr. McGarry is the only NEO participant. The last year that compensation deferrals occurred under this inactive plan was 2000.

NONQUALIFIED DEFERRED COMPENSATION

Name	Plan	Executive Contributions in Last FY[2]	Registrant Contributions in Last FY[3]	Aggregate Earnings in Last FY[4]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE[5]
		$	$	$	$	$
Mr. McKenney	Nonqualified DC	112,813	214,345	97,726	—	779,878
Mr. McGarry[1]	Inactive NQ Plan	—	—	9,204	—	35,540
	Nonqualified DC	83,298	143,716	62,880	—	582,712
Mr. Simonds	Nonqualified DC	44,706	84,941	68,540	—	396,419
Ms. Iglesias	Nonqualified DC	55,659	55,234	5,635	—	116,528
Ms. Farrell	Nonqualified DC	52,084	70,685	21,529	—	351,964

(1) Mr. McGarry has a balance under one inactive deferred compensation plan. This plan is a non-qualified defined contribution plan and includes 100% Unum stock to be paid out in cash. The change in market value and dividends earned is included in the "Aggregate Earnings in Last FY" amount. The value of the balance is included in the "Aggregate Balance at Last FYE" column.

(2) These amounts are included in the Summary Compensation Table in the "Salary" and "Non-Equity Incentive Plan Compensation" columns for 2016 for each NEO.

(3) These amounts represent company contributions through our Non-Qualified Plan, as described in the Retirement and Workplace Benefits section beginning on page 66. The amounts are included in the "All Other Compensation" column of the Summary Compensation Table for 2016 for each NEO.

(4) These amounts were not included in the Summary Compensation Table because investment earnings were not preferential or above market. The investment options under the nonqualified retirement plans are the same choices available to all employees that are eligible to participate in the qualified plan and NEOs do not receive preferential earnings on their investments.

(5) This column includes amounts that were reported in prior year's Summary Compensation Table in the "Salary," "Non-Equity Incentive Plan Compensation," or "All Other Compensation" columns, as applicable, to the extent that the NEO was an NEO at the time. These amounts are as follows: $359,767 for Mr. McKenney; $176,366 for Mr. McGarry; $203,787 for Ms. Farrell; and $199,592 for Mr. Simonds. Ms. Iglesias did not participate in our Non-Qualified Plan until 2016.

Other Post-Employment Payments

The discussion below outlines estimated benefits payable to our NEOs under various termination scenarios as of December 31, 2016.

The following terminology will be used throughout the discussion of the various termination scenarios:

TERMINATION DEFINITIONS

Termination with cause

One or more of the following factors is present: the failure to substantially perform duties; the willful engagement in illegal conduct or gross misconduct harmful to the company; or the conviction of a felony (or plea of "guilty" or "no contest").

Termination without cause

One or more of the following factors is present: poor performance, other than for misconduct or cause (as defined above); job elimination; job requalification; or the decision to fill the position with a different resource consistent with the direction of the company.

Resignation for good reason

One or more of the following events have preceded the resignation of the NEO: assignment to a position inconsistent with his or her existing position or any other action that diminishes such position; reduction of his base salary or annual incentive target; failure to continue any material employee benefit or compensation plan in which he or she participates; or relocation to an office more than 50 miles from his or her location.

Change in control

A change in control occurs when one of the following situations exists: (a) the incumbent directors cease to be a majority for two years; (b) an entity acquires 20% of our voting stock (30% in some instances); (c) we consummate certain transactions such as a merger or disposition of substantially all of our assets; or (d) shareholders approve a plan of liquidation or distribution.

In the event of any termination of employment, all named executive officers would receive benefits to which they are entitled, including unpaid base salary through the date of termination, accrued vacation, and accrued benefits under the retirement plan.

Terminations Related to a Change in Control

As outlined in the Severance and Change in Control Arrangements section beginning on page 67, Mr. McKenney has a severance agreement that specifically addresses post-employment payments, including in the event of a termination of employment in connection with a change in control. The remaining NEOs are covered by change-in control severance agreements. In the event of termination within two years following the occurrence of a change in control, NEOs would receive the following benefits:

- Three times the sum of his annual base salary and the average annual incentive paid to him in the three years prior to the date of termination for Mr. McKenney; two times the sum of annual base salary and annual incentive (the greater of the current year target or the prior year annual incentive paid) for the remaining NEOs;

- Prorated annual incentive through the date of termination of employment;

- Health and welfare benefits for up to three years for Mr. McKenney and up to two years for the remaining NEOs;

- Payment of all deferred compensation;

- Outplacement services (20% of base salary, maximum of $50,000);

- Vesting of equity awards as follows: A change in control would not trigger the vesting of grants unless a termination of employment for death, disability, involuntary (without cause), or good reason were to occur within two years of the change in control. Upon termination, the stock options would remain exercisable until the earlier of the expiration date or the 90th day after termination of employment;

- Grants of performance share units would be deemed earned at target performance and be settled at the earlier of the end of the performance period or a termination of employment due to death, disability, or retirement, by the company without cause or by the executive for good reason within two years after the change in control; and

- In the event of a change in control and termination, the change in control payments would be reduced if such reduction would result in greater after-tax proceeds to the executive absent such a reduction. Otherwise, the executive officer receives payment of all change in control benefits and is responsible for paying any excise tax imposed on the payment.

Terminations Not Related to a Change in Control

There are instances in which an NEO's employment may be terminated that do not involve a change in control. The company may terminate for cause or without cause. Additionally, termination of employment may occur upon an NEO's voluntary resignation, retirement, death, or becoming disabled.

In the event of the death, disability or retirement (if eligible) of an NEO, all of the NEO's unvested PBRSUs and stock options would vest and the stock options would remain exercisable until the earlier of the expiration date or, as applicable, the third anniversary of the date of death or the fifth anniversary of the date of retirement. However, to the extent necessary to avoid the imposition of penalty taxes under Internal Revenue Code Section 409A, stock would not be distributed until at least six months after the date of termination.

NEOs receive additional benefits depending upon the termination scenario as outlined in the following table:

TERMINATION BENEFITS AVAILABLE TO CEO AND OTHER NEOs UNDER NON-CHANGE IN CONTROL SCENARIOS

Benefits Received	Termination for Cause or Voluntary Resignation	Termination Without Cause or Resignation with Good Reason*	Disability	Death	Retirement
Severance [1]		CEO, NEOs			
Prorated Annual Incentive [2]		CEO	CEO, NEOs	CEO, NEOs	If Retirement Eligible
Early Vesting of Equity [3]		CEO	CEO, NEOs	CEO, NEOs	If Retirement Eligible
Benefit Continuation [4]		CEO			
Outplacement Services [5]		CEO, NEOs			
Disability Benefits [6]			CEO, NEOs		
Group Life Ins. Benefits [7]				CEO, NEOs	
Corporate Owned Life Ins. [7]				NEO	

* Mr. McKenney is the only NEO entitled to benefits in the event of a resignation for good reason absent a change in control.

(1) If Mr. McKenney is terminated without cause or resigns with good reason, he will receive severance of two times the sum of his annual base salary and the average annual incentive paid to him in the three years prior to the date of termination, or if applicable, such lesser number of calendar years ending after April 1, 2015, with the bonus for the first calendar year annualized. Other NEOs who are terminated without cause will receive eighteen months of base salary. See the following table for termination benefits related to a change in control.

(2) Annual incentive will be prorated based on the date of termination of employment. For all NEOs other than Mr. McKenney, the NEO will be eligible for prorated annual incentive in the event of death, disability, or retirement only if such termination occurs on or after the last pay period in March.

(3) If Mr. McKenney is terminated without cause, a prorated portion of his unvested equity awards, with the exception of his performance share units (PSUs) will accelerate vesting under the terms of the award agreements. In the event of his death, disability, or retirement or if he is terminated without cause or resigns for good reason, Mr. McKenney would be eligible to receive a prorated portion of the PSUs based on actual performance at the end of the three-year performance cycle. For the remaining NEOs, absent a change in control their unvested equity will accelerate only in the event of death, disability, or retirement (if eligible).

(4) If Mr. McKenney is terminated without cause or resigns with good reason, he will receive health and welfare benefits for up to 2 years.

(5) Outplacement services are equal to 20% of base salary (maximum of $50,000).

(6) Monthly benefits from the company's long-term disability plan until the earlier of age 65 or death.

(7) Group life insurance benefits are $50,000 for each full-time employee; Corporate owned life insurance benefits as applicable (if Mr. McGarry is an active employee on the date of his death, his beneficiaries as defined in the policy will receive $200,000).

Termination Payments

Termination payments are provided to NEOs as outlined in the following table and vary with the circumstances under which the termination occurs. In the event of termination as a result of death, payments will be made to the named executive officer's beneficiary.

Consistent with SEC requirements, all termination scenarios in the table assume a termination date of December 31, 2016. Accordingly, all calculations in the following table were made using the closing market price of our common stock as of December 30, 2016 ($43.93 per share). We have excluded amounts received as an annuity under our retirement plans and the "in-the-money" value of vested unexercised stock options held by NEOs since these amounts are not impacted by a termination. The amounts shown in the table also do not include distributions of plan balances under a nonqualified deferred compensation plan. Those amounts are shown in the Nonqualified Deferred Compensation table on page 81.

The amounts in the following table are hypothetical based on the rules of the SEC. Actual payments depend on the circumstances and timing of any termination. The information provided in this table constitutes forward-looking statements for purposes of the Private Litigation Securities Reform Act of 1995.

TERMINATION TABLE

Termination Scenario	Mr. McKenney ($)	Mr. McGarry ($)	Mr. Simonds ($)	Ms. Iglesias ($)	Ms. Farrell ($)
Termination for Cause or Voluntary Resignation					
	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —
Termination Without Cause or Resignation with Good Reason (CEO)					
Severance	5,620,322	900,000	900,000	742,500	679,500
Prorated Annual Incentive[1]	1,810,161	—	—	—	—
Early Vesting of Equity[2]	12,847,851	—	—	—	—
Benefit Continuation	77,006	—	—	—	—
Outplacement Services	50,000	50,000	50,000	50,000	50,000
Total	**$ 20,405,340**	**$ 950,000**	**$ 950,000**	**$ 792,500**	**$ 729,500**
Disability					
Prorated Annual Incentive[1]	1,810,161	744,404	676,532	424,946	598,689
Early Vesting of Equity[2][3]	12,847,851	2,474,125	3,026,134	2,056,762	1,533,305
Disability Benefits	359,384	162,118	425,344	306,295	206,133
Total	**$ 15,017,396**	**$ 3,380,647**	**$ 4,128,010**	**$ 2,788,003**	**$ 2,338,127**
Death					
Prorated Annual Incentive[1]	1,810,161	744,404	676,532	424,946	598,689
Early Vesting of Equity[2][3]	12,847,851	2,474,125	3,026,134	2,056,762	1,533,305
Group Life Ins. Benefits	50,000	50,000	50,000	50,000	50,000
Corporate Owned Life Ins.	—	200,000	—	—	—
Total	**$ 14,708,012**	**$ 3,468,529**	**$ 3,752,666**	**$ 2,531,708**	**$ 2,181,994**
Termination Related to a Change in Control					
Severance	8,430,483	2,400,000	2,329,776	1,752,582	2,021,102
Prorated Annual Incentive[1]	1,810,161	600,000	540,000	371,250	543,600
Early Vesting of Equity	12,847,851	2,474,125	3,026,134	2,056,762	1,533,305
Benefit Continuation	115,510	68,744	83,264	81,593	61,503
Outplacement Services	50,000	50,000	50,000	50,000	50,000
DC Enhancement[4]	227,000	248,000	104,000	—	91,000
Total	**$ 23,481,005**	**$ 5,840,869**	**$ 6,133,174**	**$ 4,312,187**	**$ 4,300,510**
Retirement					
Prorated Annual Incentive[5]	—	744,404	—	—	598,689
Early Vesting of Equity[2][3][6]	—	2,474,125	—	—	—
Total	**$ —**	**$ 3,218,529**	**$ —**	**$ —**	**$ 598,689**

(1) In these scenarios, per the terms of Mr. McKenney's severance agreement, he would be entitled to a prorated annual incentive. The amount is to be calculated using the average annual bonuses paid for the three most-recent calendar years, or if applicable, such lesser number of calendar years ending after his promotion, with such bonus for the first calendar year annualized. The amount shown is the first calendar year bonus annualized.

(2) In the event of job elimination, the prorated early vesting of equity awards would be as follows: Mr. McKenney $3,658,666, Mr. Simonds $904,299, Ms. Iglesias $631,450 and Ms. Farrell $474,488. These NEOs would also be eligible to receive a prorated portion of their unvested PSUs in the event of job elimination. The prorated amount would be calculated based on their termination date and the vesting of those units would be based on achievement of the prospective three-year goals, modified by relative total shareholder return. Assuming a job elimination date of December 31, 2016, the prorated number of units that each NEO would be eligible to receive would be as follows: Mr. McKenney 61,774.62, Mr. Simonds 15,364.41, Ms. Iglesias 3,869.52, and Ms. Farrell 7,138.24. Mr. McGarry is eligible for retirement status under the terms of the Stock Incentive

Plan of 2012. Therefore, he would receive full vesting of his unvested PBRSUs, as noted in the Retirement section of this table. He would also be eligible to earn the full amount of PSUs based on his retirement status. The PSUs would vest based on the achievement of the prospective three-year goals, modified by relative total shareholder return.

(3)   The amounts reported include PBRSUs and PSUs that would accelerate vesting in the event of disability, death or retirement. The PSUs granted in 2015 and 2016 may be fully earned, in the event of disability, death or retirement, based on the satisfaction of the performance goals. In each of these scenarios the awards would not be payable until the end of the applicable performance period. In accordance with Regulation S-K, Item 402(j), the PSUs reported in connection with the PSU awards granted in 2015 and 2016 are reported at target levels since the company's performance and relative shareholder return to date for these awards is not yet determinable. Actual shares to be issued under PSUs granted in connection with the 2015 and 2016 awards are not yet determinable and may differ from the performance level required to be disclosed in this table.

(4)   Defined Contribution (DC) enhancement is a lump sum payment representing the amount resulting from multiplying the company's non-contributory retirement plan contributions times two additional years of eligible earnings for Mr. McKenney, Mr. McGarry, Mr. Simonds, and Ms. Farrell.

(5)   Mr. McGarry and Ms. Farrell are eligible for retirement status under the terms of the Annual Incentive Plan. Therefore, they would be eligible for a prorated annual incentive in the event of retirement. Mr. McKenney, Mr. Simonds and Ms. Iglesias do not meet the eligibility criteria for retirement as of December 31, 2016.

(6)   Mr. McGarry has the age and service to be eligible for retirement under the terms of the Stock Incentive Plan of 2007 and the Stock Incentive Plan of 2012 and therefore would be entitled to the accelerated vesting of equity in the event of retirement. Mr. McKenney, Mr. Simonds, Ms. Farrell and Ms. Iglesias did not meet the eligibility criteria as of December 31, 2016. The amounts shown in the table represent the value of the shares at a market price of $43.93, the closing price of our stock on the last trading day of the year.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of December 31, 2016 about the common stock that may be issued under all of our existing equity compensation plans.

EQUITY COMPENSATION PLANS

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights[5]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Shareholders[1]	2,686,736[3]	$23.97	14,178,486[6][8]
Equity Compensation Plans Not Approved by Shareholders[2]	55,432[4]	N/A	23,428[7][8]
Total	**2,742,168**	**N/A**	**14,201,914[8]**

(1) Our shareholders have approved the following plans: (a) Stock Incentive Plan of 2007, (b) Unum Group Employee Stock Purchase Plan, (c) Unum European Holding Company Limited Savings-Related Share Option Scheme 2011, (d) Stock Incentive Plan of 2012 and (e) Unum European Holding Company Limited Savings - Related Share Option Scheme 2016.

(2) Our shareholders have not approved the Unum Group Non-Employee Director Compensation Plan of 2004.

(3) Includes 516,791 shares issuable upon the exercise of outstanding options, 1,066,264 performance-based restricted stock units (RSUs), 31,128 deferred share rights issuable pursuant to outstanding awards (including dividend equivalents accrued thereon), and 1,072,553 performance share units (PSUs) assuming maximum achievement. The awards shown are issuable under our Stock Incentive Plan of 2007 and our Stock Incentive Plan of 2012.

(4) Consists of deferred share rights (each representing the right to one share of common stock), including dividend equivalents accrued thereon, granted to non-employee directors under the Unum Group Non-Employee Director Compensation Plan of 2004 in accordance with the deferral elections of such directors in respect of cash retainers and meeting fees payable to them.

(5) RSUs, PSUs, and deferred share rights are not included in determining the weighted average exercise price in column (b) because they have no exercise price.

(6) Includes 79,820 shares available for future issuance as dividend equivalents in respect of outstanding awards under the Stock Incentive Plan of 2007, which was otherwise replaced by the Stock Incentive Plan of 2012 effective May 24, 2012 for purposes of granting new awards. As of December 31, 2016, our Stock incentive Plan of 2012 had 13.3 million shares remaining available for future issuance. Each full-value award is counted as 1.76 shares. We currently grant a majority of awards as PSUs and RSUs, which are full-value awards.

(7) Represents number of shares available for future issuance as dividend equivalents in respect of outstanding awards under the Non-Employee Director Compensation Plan of 2004.

(8) In accordance with SEC rules, the table above shows the number of shares of our common stock available for issuance under our existing equity compensation plans as of December 31, 2016. For information about the shares remaining available for future issuance under our existing equity compensation plans as of March 15, 2017, please refer to the description of our proposed Unum Group Stock Incentive Plan of 2017, beginning on page 96.

Below is a brief description of the equity compensation plans not approved by shareholders.

Unum Group Amended and Restated Non-Employee Director Compensation Plan of 2004

This plan provided for the payment of annual retainers and meeting fees (discontinued in May 2011) to the non-employee directors who served on our Board of Directors. Under the plan, directors made an irrevocable election each year to receive all or a portion of their retainers and meeting fees in either cash or deferred share rights. A deferred share right is a right to receive one share of common stock on the earlier of (i) the director's separation from service as a director of the company, or (ii) another designated date at least three years after the date of the deferral election. The number of deferred share rights granted is calculated as the number of whole shares equal to (i) the dollar amount of the annual retainer and/or fees that the director elects to have paid in deferred share rights, divided by (ii) the fair market value per share on the grant date. The aggregate number of shares which can be issued under the plan is 500,000. This plan terminated in May 2010 with respect to new awards, though dividend equivalents remain available for future issuance in respect of awards that were outstanding at that time. The plan is administered by the Human Capital Committee. The plan includes provisions restricting the transferability of the deferred share rights, provisions for adjustments to the number of shares available for grants, and the number of shares subject to outstanding grants in the event of recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, or other similar corporate transaction.

OWNERSHIP OF COMPANY SECURITIES

The following table shows the number of shares of our common stock beneficially owned by each of our directors and named executive officers and by all directors and executive officers as a group, as of March 15, 2017. The table and related footnotes also include information about stock options, deferred share rights and restricted stock units (RSUs) credited to the accounts of directors and executive officers under various compensation and benefit plans. Based upon the representations made by each director and executive officer, we do not believe that any shares held by them are pledged as security. Except as otherwise indicated below, the beneficial owners have sole voting and investment power with respect to the shares beneficially owned.

BENEFICIAL OWNERSHIP OF COMMON STOCK (as of March 15, 2017)

Name	Shares of Common Stock[1]	Shares Subject to Exercisable Options[2]	Shares Subject to Settleable Rights or Units[3][4][5]	Total Shares Beneficially Owned	Percent of Class
Theodore H. Bunting, Jr.	16	—	10,675	10,691	*
E. Michael Caulfield	5,017	—	32,163	37,180	*
Joseph J. Echevarria	—	—	4,241	4,241	*
Cynthia L. Egan	279	—	2,462	2,741	*
Pamela H. Godwin	24,129	—	13,466	37,595	*
Kevin T. Kabat	21,038	—	14,263	35,301	*
Timothy F. Keaney	13,620	—	9,814	23,434	*
Gloria C. Larson	2,460	—	65,637	68,097	*
Edward J. Muhl	38,410	—	4,186	42,596	*
Ronald P. O'Hanley	5,161	—	3,521	8,682	*
Francis J. Shammo	75	—	3,200	3,275	*
Thomas R. Watjen	164,596	302,619	4,186	471,400	*
Richard P. McKenney	199,323	39,760	—	239,083	*
John F. McGarry	49,721	—	—	49,721	*
Breege A. Farrell	52,333	—	—	52,333	*
Michael Q. Simonds	43,105	—	—	43,105	*
Lisa G. Iglesias	20,254	—	—	20,254	*
All directors and executive officers as a group 20 persons)	**697,104**	**342,379**	**167,813**	**1,207,297**	*

(1) Includes shares credited to the accounts of certain current and former executive officers, including Mr. Watjen – 14,117 shares and Mr. McGarry – 3,043 shares, under the company's 401(k) Plan. Does not include shares credited to the accounts of certain executive officers under an inactive non-qualified defined contribution plan because, though measured in share value, they

will be settled only in cash. For Mr. Muhl, 38,410 shares are held by a family trust for which he shares voting and investment power.

(2) Represents the number of shares underlying stock options that may be exercised within 60 days after March 15, 2017. For Mr. McGarry the amount includes shares underlying unvested stock options that would vest upon retirement because he meets certain age and years of service requirements.

(3) Represents the number of shares underlying deferred share rights and RSUs payable solely in shares (including dividend equivalent rights accrued on such rights or units) that may be settled within 60 days after March 15, 2017, including deferred share rights and RSUs that may be settled upon the termination of a director's service on the Board. For each non-employee director other than Ms. Egan and Messrs. Bunting, Echevarria, O'Hanley and Shammo, the amount includes shares underlying unvested RSUs that would vest upon retirement because the director meets the years of service requirement. Also does not include shares underlying RSUs (including dividend equivalent rights accrued thereon) that will not vest or cannot be settled within 60 days after March 15, 2017.

(4) As of March 15, 2017, the total number of shares underlying deferred share rights (including dividend equivalent rights accrued thereon) held by our non-employee directors, including those rights which cannot be settled in shares or within 60 days after March 15, 2017 and thus are not deemed to be beneficially owned for purposes of this table, was as follows:

Mr. Bunting	—	Mr. Keaney	3,376
Mr. Caulfield	14,190	Ms. Larson	39,918
Mr. Echevarria	3,543	Mr. Muhl	—
Ms. Egan	—	Mr. O'Hanley	3,521
Ms. Godwin	11,120	Mr. Shammo	—
Mr. Kabat	9,692		

(5) As of March 15, 2017, the total number of shares underlying RSUs (including dividend equivalent rights accrued thereon) held by our directors and executive officers, including those units which will not vest, or be settleable in shares, within 60 days after March 15, 2017 and thus are not deemed to be beneficially owned for purposes of this table, was as follows:

Mr. Bunting	14,860	Mr. Keaney	8,689	Mr. McKenney	133,639
Mr. Caulfield	17,973	Ms. Larson	25,719	Mr. McGarry	24,319
Mr. Echevarria	4,884	Mr. Muhl	4,186	Ms. Farrell	12,470
Ms. Egan	11,575	Mr. O'Hanley	4,186	Ms. Iglesias	25,865
Ms. Godwin	17,334	Mr. Shammo	7,385	Mr. Simonds	26,488
Mr. Kabat	24,086	Mr. Watjen	4,186	All directors and executive officers as a group	403,431

Security Ownership of Certain Shareholders

Detailed information about the shareholders known to us to beneficially own more than 5% of our common stock can be found in the table below, including beneficial ownership based on sole and/or shared voting power and investment (dispositive) power. Information is given as of the dates noted in the footnotes below.

BENEFICIAL OWNERSHIP

Name of Beneficial Owner	Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Common Stock Outstanding
The Vanguard Group, Inc.[1]	100 Vanguard Blvd. Malvern, PA 19355	23,337,444	10.05%
FMR LLC[2]	245 Summer Street Boston, MA 02210	20,866,578	8.99%
BlackRock, Inc.[3]	55 East 52nd Street New York, NY 10022	16,905,417	7.30%

(1) This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by The Vanguard Group, Inc. on February 10, 2017, which reflects beneficial ownership as of December 31, 2016. The Vanguard Group, Inc. reported that, in its capacity as investment adviser, it had sole voting power with respect 379,500 shares of our common stock, shared voting power with respect to 44,441 shares of our common stock, sole dispositive power with respect to 22,929,244 shares of our common stock, and shared dispositive power with respect to 408,200 shares of our common stock.

(2) This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by FMR LLC on February 14, 2017, which reflects beneficial ownership as of December 31, 2016. FMR LLC reported that, in its capacity as a parent holding company, it had sole voting power with respect to 2,204,417 shares of our common stock, sole dispositive power with respect to 20,866,578 shares of our common stock, and shared voting and dispositive power with respect to none of our shares. The Schedule 13G/A includes shares beneficially owned by subsidiaries controlled by or through FMR LLC, Abigail P. Johnson, Director, Vice Chairman and Chief Executive Officer of FMR LLC, and/or members of the family of Abigail P. Johnson.

(3) This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by BlackRock, Inc. on January 27, 2017, which reflects beneficial ownership as of December 31, 2016. BlackRock, Inc. reported that, in its capacity as the parent holding company or control person of the subsidiaries listed therein, it had sole voting power with respect to 14,658,111 shares of our common stock, sole dispositive power with respect to 16,905,417 shares of our common stock, and shared voting and dispositive power with respect to none of our shares.

Section 16(a) — Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, our directors, executive officers, and beneficial holders of more than 10% of our common stock are required to file with the Securities and Exchange Commission certain forms reporting their beneficial ownership of and transactions in our common stock. Based solely upon a review of those forms provided to us and any written representations that no other reports were required, we believe each of our directors and executive officers and 10% beneficial owners filed all required reports on a timely basis during the last fiscal year, except that due to an administrative error by the company one Form 4, containing one transaction, was not filed timely on behalf of Peter G. O'Donnell. Therefore, on February 14, 2017, a Form 4 was filed to report Mr. O'Donnell's grant of stock options on March 9, 2016.

ITEMS TO BE VOTED ON

Election of Directors
(Item 1 on the Proxy Card)

Our Board of Directors currently has 13 members. Two current members, Thomas R. Watjen and Edward J. Muhl, will retire from the Board at the 2017 Annual Meeting. Accordingly, the Board has reduced the number of Board members to 11 effective as of the 2017 Annual Meeting. All nominees will stand for election to one-year terms of office.

Upon the recommendation of the Governance Committee, the Board of Directors has nominated Theodore H. Bunting, Jr., E. Michael Caulfield, Joseph J. Echevarria, Cynthia L. Egan, Pamela H. Godwin, Kevin T. Kabat, Timothy F. Keaney, Gloria C. Larson, Richard P. McKenney, Ronald P. O'Hanley and Francis J. Shammo for election to one-year terms expiring at the 2018 Annual Meeting. Each nominee currently serves on the Board and has agreed to continue to serve if elected. The Board has no reason to believe that any nominee will be unable to serve if elected. However, if any nominee becomes unable or unwilling to serve before the 2017 Annual Meeting, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of directors. Information concerning these nominees is provided under the section titled "Director Nominees" beginning on page 12.

The Board of Directors unanimously recommends that you vote FOR the election of each of the nominees for director: Theodore H. Bunting, Jr., E. Michael Caulfield, Joseph J. Echevarria, Cynthia L. Egan, Pamela H. Godwin, Kevin T. Kabat, Timothy F. Keaney, Gloria C. Larson, Richard P. McKenney, Ronald P. O'Hanley and Francis J. Shammo.

Advisory Vote to Approve Executive Compensation ("Say-on-Pay")
(Item 2 on the Proxy Card)

As required by Section 14A of the Securities Exchange Act of 1934 ("Exchange Act"), we are asking you to approve an advisory resolution on the compensation of our named executive officers as described in this proxy statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives you the opportunity to endorse or not endorse our 2016 executive compensation programs and policies for the named executive officers through the following resolution:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in the company's proxy statement for the 2017 Annual Meeting of Shareholders, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion.

For additional detail concerning the compensation of our named executive officers, please refer to the Compensation Discussion and Analysis beginning on page 38 and the compensation tables that follow.

Although your vote is not binding on the Board of Directors or the Human Capital Committee, the Human Capital Committee will review the voting results and seek to understand the factors that influenced the vote. As it did last year, the Human Capital Committee will consider constructive feedback obtained through this process in making future decisions about our executive compensation programs and policies.

We currently hold a Say-on-Pay vote every year. Therefore, shareholders will next have an opportunity to cast a Say-on-Pay vote in 2018, unless the Board of Directors determines otherwise after considering the outcome of the shareholder vote in Item 3 below. The Board's decision on the frequency of future Say-on-Pay votes will be disclosed on Form 8-K, or an amendment thereto, following the Annual Meeting.

The Board unanimously recommends that you vote FOR approval of named executive officer compensation, as provided in the resolution above.

Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation ("Say-on-Frequency")
(Item 3 on the Proxy Card)

As required under Section 14A of the Exchange Act, we are providing shareholders with a Say-on-Frequency vote to determine how often they believe we should hold future advisory votes to approve executive compensation. The frequency options are to hold the advisory vote to approve executive compensation every one year, every two years, or every three years. When the Say-on-Frequency vote was last held in 2011, shareholders indicated a preference to hold the advisory vote to approve executive compensation every year and the Board has implemented that standard.

The proxy card provides shareholders with four choices on this voting item (one year, two years, three years, or abstain). Shareholders are not voting to approve or disapprove the Board's recommendation. You should vote based on your preference as to the frequency with which future advisory votes to approve executive compensation should be held. If you have no preference, you may abstain.

We currently hold advisory votes to approve executive compensation every one year. Based upon the recommendation of the Human Capital Committee, the Board of Directors continues to believe that holding an annual shareholder advisory vote to approve executive compensation is appropriate and therefore recommends that you vote in favor of "one year" for the frequency in which to hold future advisory votes to approve executive compensation.

This Say-on-Frequency vote is not a binding on the company. However, the Board of Directors and the Human Capital Committee value shareholder input and will carefully consider the results of the vote when making decisions regarding the frequency of future advisory votes to approve executive compensation. The Board's decision on the frequency of holding future advisory votes to approve executive compensation will be disclosed on Form 8-K, or an amendment thereto, following the 2017 Annual Meeting.

The Board unanimously recommends that you vote in favor of ONE YEAR for the frequency in which to hold future advisory votes to approve executive compensation.

Ratification of Appointment of Independent Registered Public Accounting Firm
(Item 4 on the Proxy Card)

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm (independent auditor) retained to audit our financial statements. The Audit Committee has appointed Ernst & Young LLP as our independent auditor for 2017. The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as our independent auditor is in the best interests of the company and its shareholders.

The Board is seeking shareholder ratification of the appointment even though it is not legally required, as a matter of good corporate governance. If the appointment is not ratified, the Audit Committee will consider the shareholders' views in the future selection of the company's independent auditor.

Representatives of Ernst & Young LLP are expected to be present at the 2017 Annual Meeting. They will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

The Board unanimously recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2017.

Independent Auditor Fees

The Audit Committee is responsible for the audit fee negotiations associated with the company's retention of Ernst & Young LLP. Aggregate fees billed for audit and other services rendered by Ernst & Young LLP for our fiscal years ended December 31, 2016 and 2015 are presented in the table below.

INDEPENDENT AUDITOR FEES

Types of Fees	2016	2015
Audit Fees	$7,694,000	$7,610,000
Audit-Related Fees	424,000	926,000
Tax Fees	127,000	155,000
All Other Fees	—	—
Total	**$8,245,000**	**$8,691,000**

Audit Fees. This category includes fees associated with the audit of our annual financial statements, the review of financial statements included in our Quarterly Reports on Form 10-Q, the audit of internal control over financial reporting, and services provided in connection with statutory and regulatory filings.

Audit-Related Fees. This category consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of financial statements or internal control over financial reporting. These services principally include accounting consultations, control reviews, and audit-related services for our employee benefit plans.

Tax Fees. This category consists of fees for tax compliance and advisory services.

All Other Fees. This category consists of fees for services not included in any of the above categories.

Policy for Pre-Approval of Audit and Non-Audit Services

The Audit Committee has a policy requiring advance approval of all audit and permissible non-audit services performed by the independent auditor. Under this policy, the Audit Committee sets pre-approved limits for specifically defined audit and non-audit services. The Committee considers whether such services are consistent with SEC rules on auditor independence. Specific approval by the Committee is required if fees for any particular service or aggregate fees for services of a similar nature exceed the pre-approved limits. The Committee has delegated to its chair the authority to approve permitted services, and the chair must report any such decisions to the Committee at its next scheduled meeting.

Approval of the Unum Group Stock Incentive Plan of 2017
(Item 5 on the Proxy Card)

We ask that our shareholders vote to approve the Unum Group Stock Incentive Plan of 2017 (the "2017 Plan"). The 2017 Plan was adopted by the Human Capital Committee of the Board of Directors (the "Committee") on March 17, 2017, subject to approval by our shareholders. If approved by shareholders at the 2017 Annual Meeting, the 2017 Plan will become effective on that date (the "Effective Date").

As part of the Committee's decision to approve the 2017 Plan, including the total number of shares available for issuance under the plan, the Committee analyzed the company's historical burn rate, anticipated future equity award needs, and the dilutive impact of the 2017 Plan's share reserve. In particular, the Committee considered:

- **Shares Remaining Available Under the 2012 Plan**: As of March 15, 2017, a total of 12,555,081 shares remained available for issuance under the 2012 Plan. If our shareholders approve the 2017 Plan, 12,300,000 of the shares remaining available for issuance under the 2012 Plan on the Effective Date will be added to the shares available for issuance under the 2017 Plan and, with the exception of dividend equivalents issued or credited under the 2012 Plan in respect of awards granted under the 2012 Plan which are outstanding as of the Effective Date, no new awards will be made under the 2012 Plan.

- **Outstanding Awards Under the 2012 Plan**: If our shareholders approve the 2017 Plan, awards previously granted and outstanding under the 2012 Plan will remain in full force and effect under the 2012 Plan according to their terms, and to the extent that any such award is subsequently forfeited, terminates, expires or lapses without being exercised or is settled for cash, shares of our common stock subject to such award that are not delivered as a result will become available for future awards under the 2017 Plan.

- **Equity Compensation Plan Information**: As of March 15, 2017, the shares to be issued upon the exercise or the settlement of outstanding awards under our existing equity compensation plans were as follows:

  - 429,432 shares underlying outstanding options, with a weighted average exercise price of $24.3254 and a weighted average remaining contractual term of 2.5599 years; and

  - 2,111,318 outstanding full-value awards (consisting of 992,144 performance share units assuming maximum achievement, 1,024,515 restricted stock units and 94,659 deferred share rights).

  Also as of March 15, 2017, an additional 1,108,638 shares were available for future issuance under our existing equity compensation plans as follows:

  - 357,670 shares pursuant to dividend equivalents issued or credited in respect of the above outstanding awards; and

  - 750,968 shares pursuant to stock purchase plans for our employees in the U.S. and U.K.

The above amounts exclude the 12,300,000 shares to be transferred from the 2012 Plan to the 2017 Plan on the Effective Date if approved by shareholders.

- **Historical Burn Rate**: Our equity plan share usage over 2014, 2015, and 2016 represented a three-year average burn rate of .40% of our weighted average common shares outstanding for each such year. This rate assumes that our PSU awards are settled at maximum. This rate is below the .80% median three-year average burn rate for Fortune 500 companies (report prepared by the Human Capital Committee's independent consultant).

- **Dilution**: Dilution is commonly measured by "overhang," which generally refers to the amount of potential dilution to current shareholders that could result from the future issuance of the shares reserved under an equity compensation plan. Overhang is typically expressed as a percentage (equal to a fraction where the numerator is the sum of the number of shares reserved but not issued under equity compensation plans plus the number of shares subject to outstanding awards and the denominator is the sum of the numerator plus the total number of shares outstanding). If the 2017 Plan is approved, our voting power dilution will be approximately 6.25% as of March 15, 2017. This rate assumes that PSU awards are settled at maximum. This rate is below the 8.7% median overhang of Fortune 500 companies (report prepared by Human Capital Committee's independent consultant).

Approval of the 2017 Plan also serves as approval of the material terms of the performance goals under the 2017 Plan, which is intended to satisfy the conditions so that awards may qualify as performance-based compensation not subject to the $1 million annual limit on a company's tax deduction for compensation paid to certain covered individuals under Section 162(m) of the Internal Revenue Code ("Section 162(m)"). For purposes of Section 162(m), the material terms of the performance goals requiring shareholder approval include: (1) the employees eligible to receive awards under the 2017 Plan; (2) the business criteria used as the basis for the performance goals; and (3) the limits on the maximum amount of compensation payable to any employee in a given time period.

A summary of the 2017 Plan, including each of these material terms, and a summary of the key differences between the 2017 Plan and the 2012 Plan, are set forth below. The summary of the 2017 Plan is qualified in its entirety by the full text of the 2017 Plan, which is included in this Proxy Statement as Appendix A.

Summary of Material Differences Between the 2017 Plan and the 2012 Plan

Annual Limits on Director Compensation

The 2017 Plan includes a new $500,000 limitation on the total value of equity-based awards (based on grant date value) and cash compensation that may be granted or paid to our non-employee directors, whether under the 2017 Plan or otherwise, in any single calendar year. This limitation is increased to $1,000,000 for the calendar year in which a non-employee director first joints the Board or is designated as Board Chairman or Lead Independent Director.

Fungible Share Counting Provisions

A maximum of 4,700,000 shares of our common stock, plus (A) 12,300,000 of the shares remaining available for grant under the 2012 Plan on the Effective Date and (B) the number of shares subject to any award outstanding under the 2012 Plan as of the Effective Date that after the Effective Date is not issued because such award is forfeited, terminates, expires or otherwise lapses without being exercised, or is settled for cash, may be issued pursuant to awards under the 2017 Plan. Awards of stock options and stock appreciation rights (SARs) will count against this limit as one share for every one share subject to the award while full-value awards (i.e., awards other than a stock option or SAR) will count against this limit as 1.76 shares for every one share subject to such award. These same share counting provisions will apply in determining the number of shares not subject to the minimum vesting provisions described below.

Minimum Vesting

The 2017 Plan incorporates a minimum vesting period or performance period of one year on all award types other than in the case of death, disability, retirement or a change in control, and except with regard to up to five percent of the aggregate share reserve, which may be granted or accelerated without regard to these minimum vesting provisions.

Dividend and Dividend Equivalent Rights

The 2017 Plan provides that payments in respect of dividends and dividend equivalents will not be paid or distributed unless and until, and only to the extent that, the underlying award actually vests.

Tax Withholding

The 2012 Plan provided that tax withholding obligations on awards could be satisfied by withholding shares with a fair market value equal to the minimum amount required to be withheld for tax purposes upon vesting or settlement of the award. In accordance with a change in accounting treatment for such amounts, the 2017 Plan provides that shares with a fair market value no greater than the maximum amount permitted by applicable tax rules to be withheld (rounded up to the nearest whole share) may be withheld in satisfaction of such tax obligations.

Clawback

The 2017 Plan makes clear that any compensation recovery requirements under applicable law or any policy adopted by the company, including the Unum Recoupment Policy for Performance-Based Compensation, apply to awards granted under the plan.

Restrictive Covenant Agreements

The right to receive and retain amounts under awards granted under the 2017 Plan will be subject to compliance with any non-competition, non-solicitation, non-disparagement or confidentiality covenants included in the relevant award agreement or a separate agreement with the company.

Summary of the 2017 Plan

Purpose and Design

The 2017 Plan is intended to allow the company to attract, retain and motivate officers, employees, directors and/or consultants and to provide the company with a long-term incentive plan providing incentives directly linked to shareholder value. Awards under the 2017 Plan may be in the form of stock options, SARs, restricted stock, restricted stock units, performance units, and other stock-based awards.

Administration

The Committee is the plan administrator and has sole discretion, among other things, to select eligible individuals to receive awards, to determine the terms and conditions of awards, to interpret the provisions of the 2017 Plan and any awards under the plan, to adopt and amend subplans, to make and vary such regulations for the implementation and administration of the 2017 Plan, and to take all other actions not inconsistent with the terms of the 2017 Plan as the Committee deems necessary or appropriate to administer the 2017 Plan.

Shares Available and Share Counting

The aggregate number of shares of our common stock that may be issued under the 2017 Plan cannot exceed 4,700,000, plus (A) 12,300,000 of the shares remaining available for grant under the 2012 Plan on the Effective Date, and (B) the number of shares subject to any award outstanding under the 2012 Plan as of the Effective Date that after the Effective Date is not issued because such award is forfeited, terminates, expires or otherwise lapses without being exercised, or is settled for cash (with each full-value award counted as 1.76 shares as is currently the case under the 2012 Plan) subject to adjustment in certain circumstances to prevent dilution or enlargement. For purposes of this limit, each full-value award will be counted as 1.76 shares. The maximum number of shares that may be granted pursuant to incentive stock options is 1,000,000.

As described above, if the 2017 Plan is approved by our shareholders, 12,300,000 of the shares remaining available for grant under the 2012 Plan will be added to the shares available for issuance under the 2017 Plan and, with the exception of dividend equivalents issued or credited under the 2012 Plan in respect of awards granted under the 2012 Plan which are outstanding as of the Effective Date, no new awards may be granted under the 2012 Plan.

Shares underlying awards under the 2017 Plan that expire or are forfeited or terminated without being exercised or settled for cash will again be available for the grant of additional awards within the limits provided by the 2017 Plan. Shares withheld by or delivered to us to satisfy the exercise price of options or SARs or tax withholding obligations with respect to any award granted under the 2017 Plan will nonetheless be deemed to have been issued under the 2017 Plan.

Eligibility

Awards may be made to directors, officers, employees and consultants of the company and its affiliates, and prospective employees and consultants who have accepted offers of employment or consultancy from the company or one of its affiliates, except that incentive stock options may be granted only to employees of the company and its subsidiaries. As of the date of this Proxy Statement, there were 13 directors and approximately 517 officers and employees eligible to participate in the 2017 Plan. Our current executive officers named in the Summary Compensation Table on page 72 and each of our directors are among the individuals eligible to receive awards under the 2017 Plan.

Limitations on Awards

No participant may be granted, during any calendar year, performance-based awards intended to qualify under Section 162(m) (other than stock options and SARs) covering in excess of 1,200,000 shares or stock options and SARs covering in excess of 800,000 shares. In addition, the maximum value of the property that may be paid to a participant pursuant to a grant of performance units in any year is $5,000,000.

Furthermore, as mentioned above, the 2017 Plan includes a $500,000 limitation on the total value of equity-based awards (based on grant date value) and cash compensation that may be granted or paid to our non-employee directors, whether under the 2017 Plan or otherwise, in any single calendar year. This limitation is increased to $1,000,000 for the calendar year in which a non-employee director first joints the Board or is designated as Board Chairman or Lead Independent Director.

Minimum Vesting Provisions

Subject to a carve out for up to five percent of the maximum number of shares that may be granted under the 2017 Plan, and except in the case of death, disability, retirement or a change in control, all awards under the plan may not vest prior to the first anniversary of the grant date or, for any award the vesting of which is subject to the achievement of performance goals, may not contain a performance period of less than one year.

Stock Options

Subject to the terms and provisions of the 2017 Plan, options to purchase shares of our common stock may be granted to eligible individuals at any time and from time to time as determined by the Committee. Options may be granted as incentive stock options, which are intended to qualify for favorable treatment to the recipient under U.S. Federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. Subject to the limits provided in the 2017 Plan, the Committee determines the number of options granted to each recipient. Each option grant will be evidenced by a stock option agreement that specifies the option exercise price, whether the options are intended to be incentive stock options or nonqualified stock options, the duration of the options, the number of shares to which the options pertain and such additional limitations, terms and conditions as the Committee may determine.

The Committee determines the exercise price for each option granted, except that the option exercise price may not be less than 100 percent of the fair market value of a share of our common stock on the date of grant. As of March 15, 2017, the fair market value (i.e., the closing price as reported on the New York Stock Exchange) of a share of our common stock was $48.17. All options granted under the 2017 Plan will expire no later than ten years from the date of grant. The method of exercising an option granted under the 2017 Plan is set forth in the 2017 Plan as are the general provisions regarding the exercisability of incentive stock options and nonqualified stock options following certain terminations of employment. Stock options are nontransferable except by will or by the laws of descent and distribution or, in the case of nonqualified stock options, as otherwise expressly permitted by the Committee. The granting of an option does not accord the recipient the rights of a shareholder, and such rights accrue only after the exercise of an option and the registration of shares of our common stock in the recipient's name.

Stock Appreciation Rights

The Committee in its discretion may grant SARs under the 2017 Plan. SARs may be "tandem SARs," which are granted in conjunction with an option, or "free-standing SARs," which are not granted in conjunction with an option. A SAR entitles the holder to receive from us upon exercise an amount equal to the excess, if any, of the aggregate fair market value of a specified number of shares of our common stock to which such SAR pertains over the aggregate exercise price for the underlying shares. The exercise price of a Free-Standing SAR will not be less than 100% of the fair market value of a share of our common stock on the date of grant.

A tandem SAR may be granted at the grant date of the related option. A tandem SAR will be exercisable only at such time or times and to the extent that the related option is exercisable and will have the same exercise price as the related option. A tandem SAR will terminate or be forfeited upon the exercise or forfeiture of the related option, and the related option will terminate or be forfeited upon the exercise or forfeiture of the tandem SAR.

Each SAR will be evidenced by an award agreement that specifies the base price, the number of shares to which the SAR pertains and such additional limitations, terms and conditions as the Committee may determine in accordance with the 2017 Plan. We may make payment of the amount to which the participant exercising the SAR is entitled by delivering shares of our common stock, cash or a combination of stock and cash as set forth in the award agreement relating to the SAR. The method of exercising a SAR granted under the 2017 Plan is set forth in the 2017 Plan as are the general provisions regarding the exercisability of SARs following terminations of employment. SARs are not transferable except by will or the laws of descent and distribution or, with respect to SARs that are not granted in "tandem" with an option, as expressly permitted by the Committee.

Restricted Stock

The 2017 Plan provides for the award of shares of our common stock that are subject to forfeiture and restrictions on transferability as set forth in the 2017 Plan and as may be otherwise determined by the Committee. Except for these restrictions and any others imposed by the Committee, upon the grant of restricted stock, the recipient will have rights of a shareholder with respect to the restricted stock, including the right to vote the restricted stock; however, any dividends on awards of restricted stock will be automatically deferred (and, with regard to cash dividends, reinvested in additional shares of restricted stock), subject to vesting of the underlying award. During the restriction period set by the Committee, the recipient may not sell, transfer, pledge, exchange or otherwise encumber the restricted stock.

Restricted Stock Units

The 2017 Plan authorizes the Committee to grant restricted stock units and deferred share rights. Restricted stock units and deferred share rights are not shares of our common stock and do not entitle the recipients to the rights of a shareholder. Restricted stock units granted under the 2017 Plan may or may not be subject to performance conditions. The recipient may not sell, transfer, pledge or otherwise encumber restricted stock units granted under the 2017 Plan prior to their vesting. Restricted stock units will be settled in cash or shares of our common stock, in an amount based on the fair market value of our common stock on the settlement date. Any dividend equivalent rights with respect to restricted stock units will not be paid to the applicable participant unless and until, and only to the extent that the underlying award actually vests.

Performance Units

The 2017 Plan provides for the award of performance units that are valued by reference to a designated amount of cash or other property other than shares of our common stock. The payment of the value of a performance unit is conditioned upon the achievement of performance goals set by the Committee in granting the performance unit and may be paid in cash, shares of our common stock, other property or a combination thereof. The performance period for a performance unit must be at least one year. As noted above, the maximum value of the property that may be paid to a participant pursuant to a grant of performance units in any year is $5,000,000.

Other Stock-Based Awards

The 2017 Plan also provides for the award of shares of our common stock and other awards that are valued by reference to our common stock, including unrestricted stock, dividend equivalents and convertible debentures. Awards of unrestricted stock may be granted only in lieu of compensation that would otherwise be payable to the participant and will count against the five percent pool referenced under "Minimum Vesting Provisions" above.

Performance Goals

The 2017 Plan provides that performance goals may be established by the Committee in connection with the grant of restricted stock, restricted stock units, performance units or other stock-based awards. In the case of an award intended to qualify for the performance-based compensation exception of Section 162 (m): (i) such goals will be based on the attainment of objective, specified levels of one or more of the following measures: overall or selected premium or sales growth, expense efficiency ratios (ratio of expenses to premium income), market share, customer service measures or indices, underwriting efficiency and/or quality, persistency factors, return on net assets, economic value added (or an equivalent metric), shareholder value added, embedded value added, combined ratio, expense ratio, loss ratio, premiums, risk based capital, revenues, revenue growth, earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization), earnings per share, operating income (including non-pension operating income), pre- or after-tax income, net income, cash flow (before or after dividends), cash flow per share (before or after dividends), gross margin, return on equity, return on capital (including return on total capital or return on invested capital), cash flow return on investment, return on assets or operating assets, stock price appreciation, total stockholder return (measured in terms of stock price appreciation and dividend growth), cost control, gross profit, operating profit, cash generation, unit volume, stock price, market share, sales, asset quality, cost saving levels, marketing-spending efficiency, core non-interest income, or change in working capital with respect to the company or any one or more subsidiaries, divisions, business units or business segments of the company either in absolute terms or relative to the performance of one or more other companies or an index covering multiple companies; and (ii) such performance goals will be set by the Committee within the time period and other requirements prescribed by Section 162(m) and the regulations promulgated thereunder. The Committee may adjust the performance goals applicable to any awards to reflect any events or circumstances that are unusual in nature or infrequently occurring, any impact of charges for restructurings, any discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the company's financial statements, notes to the financial statements, management's discussion and analysis or the company's filings with the Securities and Exchange Commission, provided that such adjustment does not violate Section 162(m)

Change in Control

Unless provided otherwise in the applicable award agreement, in the event of a "change in control" of the company (as defined in the 2017 Plan):

- if equivalent replacement awards are **not** substituted for awards outstanding under the 2017 Plan at the time of such change in control, outstanding options and SARs will become fully vested and exercisable and all full-value awards will vest in full (with performance-based award deemed earned in a pro-rata amount based on the portion of the performance period completed and the greater of (x) the applicable target level of achievement of the performance goals and (y) the level of actual achievement of the performance goals for the award as determined by the Committee taking into account performance through the latest date preceding the change in control as to which performance can, as a practical matter, be determined); and

- if equivalent replacement awards **are** substituted for awards outstanding under the 2017 Plan at the time of such change in control, then upon the termination of employment of a participant during the two-year period following the change in control by reason of death, disability, termination without cause, or resignation for good reason, (i) all such replacement awards held by such participant will vest in full; and (ii) any option or SAR held by the participant as of the date of the change in control that remains outstanding as of the date of such termination of employment may thereafter be exercised until (A) in the case of incentive stock options, the last date on which such options would otherwise be exercisable, and (B) in the case of nonqualified options and SARs, the later of (1) the last date on which such option or SAR would otherwise be exercisable and (2) the earlier of (y) the third anniversary of the change in control and (z) the expiration of the option's or SAR's term.

Amendment

Our Board of Directors or the Committee may amend, alter or discontinue the 2017 Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of the participant with respect to a previously granted award without such participant's consent, except such an amendment made to comply with applicable law, including without limitation Section 409A of the Code, stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of our shareholders (a) to the extent such approval is required (1) by applicable law or the listing standards of the applicable stock exchange as in effect as of the date hereof or (2) under applicable law or the listing standards of the applicable stock exchange as may be required after the date hereof, (b) to the extent such amendment would materially increase the benefits accruing to participants under the 2017 Plan, (c) to the extent such amendment would materially increase the number of securities which may be issued under the 2017 Plan, (d) to the extent such amendment would materially modify the requirements for participation in the 2017 Plan, or (e) to eliminate the requirements that shareholders approve any repricing of options or SARs under the 2017 Plan.

Federal Income Tax Consequences

The following is a summary of certain United Stated federal income tax consequences of awards made under the 2017 Plan based upon the laws in effect on the date hereof. The discussion is general in nature and does not take into account a number of considerations which may apply in light of the circumstances of a particular participant under the 2017 Plan. The income tax consequences under applicable foreign, state and local tax laws may not be the same as under United Stated federal income tax laws.

Nonqualified Stock Options

A participant will not recognize taxable income at the time of grant of a nonqualified stock option, and the company will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a nonqualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and the company generally will be entitled to a corresponding deduction.

Incentive Stock Options

A participant will not recognize taxable income at the time of grant of an incentive stock option. A participant will not recognize taxable income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date the shares were transferred, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss, and the company will not be entitled to any deduction. If, however, such shares are disposed of within such two- or one-year periods, then in the year of such disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the fair market value of such shares on the date of exercise over the exercise price, and the company generally will be entitled to a corresponding deduction. The excess of the amount realized through the disposition date over the fair market value of the stock on the exercise date will be treated as capital gain.

Stock Appreciation Rights

A participant will not recognize taxable income at the time of grant of a SAR, and the company will not be entitled to a tax deduction at such time. Upon exercise, a participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) equal to the fair market value of any shares delivered and the amount of cash paid by us, and the company generally will be entitled to a corresponding deduction.

Restricted Stock

A participant will not recognize taxable income at the time of grant of shares of restricted stock, and the company will not be entitled to a tax deduction at such time, unless the participant makes an election under Section 83(b) of the Code to be taxed at such time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. The company is entitled to a corresponding deduction at the time the ordinary income is recognized by the participant, except to the extent the deduction limits of Section 162(m) apply. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income. We will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) apply.

Restricted Stock Units

A participant will not recognize taxable income at the time of grant of a restricted stock unit, and the company will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair market value of any shares delivered and the amount of cash paid by the company, and the company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) apply.

Performance Units

A participant will not recognize taxable income at the time of grant of performance units, and the company will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair market value of any shares or property delivered and the amount of cash paid by the company, and the company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) apply.

Section 162(m) Limitations

Section 162(m) generally places a $1 million annual limit on a company's tax deduction for compensation paid to certain senior executives, other than compensation that satisfies the applicable requirements of an exception, such as the performance-based compensation exception. The 2017 Plan is designed so that options and SARs can qualify for this exemption, and it also permits the Committee to grant other awards designed to qualify for this exception. However, the Committee reserves the right to grant awards that do not qualify for this exception, and, in some cases, the exception may cease to be available for some or all awards that otherwise so qualify. Thus, it is possible that Section 162(m) may disallow compensation deductions that would otherwise be available to the company.

The foregoing general tax discussion is intended for the information of shareholders considering how to vote with respect to this proposal and not as tax guidance to participants in the 2017 Plan. Participants are strongly urged to consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of participating in the 2017 Plan.

New Plan Benefits

Any awards that an individual may receive under the 2017 Plan will be at the discretion of the Committee and therefore cannot be determined in advance, with the exception of a grant of restricted stock units with a value of $150,000 which will be paid as an annual retainer to each individual who will serve as a non-employee director after the 2017 Annual Meeting. The grant under the 2017 Plan will be contingent on and effective with the approval of the 2017 Plan by shareholders upon the Effective Date. If the 2017 Plan is not approved, the grant to the non-employee directors will be made under the 2012 Plan.

The Board unanimously recommends that you vote FOR the approval of the Unum Group Stock Incentive Plan of 2017.

ABOUT THE 2017 ANNUAL MEETING

Proxies

We are soliciting proxies on behalf of the Board of Directors in connection with the 2017 Annual Meeting. This means we are asking you to sign a proxy designating individuals (known as proxies) to vote on your behalf at the 2017 Annual Meeting and at any later meeting to which the meeting may be adjourned or postponed. By use of a proxy, you can vote whether or not you attend the 2017 Annual Meeting.

Because we are soliciting your proxy, we are required to send you either our proxy materials or a Notice of Internet Availability of proxy materials (described in the next section). Our proxy materials include this proxy statement and our annual report to shareholders, which contains audited consolidated financial statements for our fiscal year ended December 31, 2016. If you received a printed copy of our proxy materials by mail, you also received a proxy card or voting instruction form for the 2017 Annual Meeting.

Internet availability of proxy materials

We are furnishing proxy materials to our shareholders primarily over the Internet. In most cases, we are mailing only a brief Notice of Internet Availability of proxy materials, rather than a full set of printed materials. The Notice of Internet Availability contains instructions on how to access our proxy materials and vote online. It also includes instructions on how to request paper or email delivery of our proxy materials. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email until you elect otherwise. Our proxy materials may also be viewed on our investor relations website under the "SEC Filings" heading at www.investors.unum.com.

Attending the 2017 Annual Meeting in person

If you attend the 2017 Annual Meeting in person, you must present valid, government issued photo identification, such as a driver's license, and an admission ticket or proof of ownership of our shares as of the close of business on March 27, 2017, the record date. If you are a shareholder of record, your Notice of Internet Availability or the top half of your proxy card is your admission ticket. If you are a beneficial owner, you will need proof of ownership to enter the meeting. Examples of proof of ownership include your Notice of Internet Availability, or a recent brokerage statement or letter from the holder of record (your broker, bank or other nominee) confirming your beneficial ownership on the record date. For your safety and that of other shareholders, we reserve the right to inspect all personal items prior to admission. If you arrive at the 2017 Annual Meeting without proper documentation or refuse to comply with our security procedures, you may not be admitted. Each shareholder may appoint only one proxy holder or representative to attend the 2017 Annual Meeting on his or her behalf and we reserve the right to restrict admission to a single individual representing a shareholder.

You are a "shareholder of record" if your shares are registered directly in your name with our registrar and transfer agent, Computershare Trust Company, N.A.

You are a "beneficial owner" if your shares are held through a broker, bank or other nominee (i.e., held in street name). In this case, the broker, bank or nominee is the shareholder of record.

Directions

Directions to the location of the 2017 Annual Meeting in Chattanooga, Tennessee are provided in Appendix C and are also available on our website at www.unum.com/directions.

Webcast

A live webcast of the 2017 Annual Meeting will be available on our investor relations website at www.investors.unum.com. To register, access the webcast on the website and provide the information requested. The webcast will begin at 10:00 a.m. Eastern Daylight Time on Thursday, May 25, 2017, and will be archived on the website through June 8, 2017.

Persons entitled to vote at the 2017 Annual Meeting

Shareholders of record as of the close of business on March 27, 2017, the record date, are entitled to vote their shares at the 2017 Annual Meeting. There were approximately 228,194,535 shares of our common stock outstanding on the record date. Each of those shares is entitled to one vote on each item of business to be voted on at the 2017 Annual Meeting.

If you are a beneficial owner, you are not entitled to vote in person at the 2017 Annual Meeting without a legal proxy from the broker, bank or other nominee that is the shareholder of record of your shares. You must ask your broker, bank or other nominee to furnish you with the legal proxy before the 2017 Annual Meeting. You must then bring that document with you to the 2017 Annual Meeting and submit it with a signed ballot that will be provided to you there.

Voting items and Board recommendations; Vote required; Abstentions and broker non-votes

You may either vote for, against or abstain on each of the voting items to be acted on at the 2017 Annual Meeting, except that for Item 3 you may choose whether we should hold an advisory vote to approve executive compensation every one year, every two years, or every three years, or abstain from voting. The table below summarizes, for each voting item, the voting recommendation of the Board of Directors, the vote threshold required for approval, and the effect of abstentions and broker non-votes (i.e., shares held in street name that cannot be voted on certain matters by the shareholder of record if the beneficial owner has not provided voting instructions).

VOTING ITEMS

Items to be Voted on	Board Voting Recommendation	Vote Required for Approval	Effect of Abstention	Effect of Broker Non-Vote
Item 1: Election of 11 directors for terms expiring in 2018	FOR each nominee	Majority of votes cast with respect to the nominee	No effect because not counted as vote cast	No effect because not counted as vote cast
Item 2: Advisory vote to approve executive compensation	FOR	Majority of shares represented and entitled to vote	Same effect as AGAINST because is entitled to vote	No effect because not entitled to vote
Item 3: Advisory vote to approve the frequency of future advisory votes on executive compensation	For holding future advisory votes every ONE YEAR	Majority of shares represented and entitled to vote	Counted as entitled to vote, but not in favor of any alternative	No effect because not entitled to vote
Item 4: Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2017	FOR	Majority of shares represented and entitled to vote	Same effect as AGAINST because is entitled to vote	Not applicable; may be discretionarily voted by broker
Item 5: Approval of the Unum Group Stock Incentive Plan of 2017	FOR	Majority of shares represented and entitled to vote	Same effect as AGAINST because is entitled to vote	No effect because not entitled to vote

Majority voting standard for election of directors

Our bylaws provide that, in an election of directors where the number of nominees does not exceed the number of directors to be elected (an "uncontested election"), each nominee must receive a majority of the votes cast with respect to that nominee to be elected as a director (i.e., the number of shares voted "for" a nominee must exceed the number voted "against" that nominee). If an incumbent director is not re-elected under this majority voting standard, the director must submit an irrevocable letter of resignation to the Board of Directors, which shall become effective upon acceptance by the Board. The Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. If the director submitting the resignation is a member of the Governance Committee, that director will not participate in the Governance Committee's recommendation to the Board. The Board will act on the Governance Committee's recommendation and publicly disclose its decision and rationale within 90 days from the date of the certification of the election results.

Voting your shares

If you are a shareholder of record, you may vote your shares using any of the following methods:

- **In person** – Attend the 2017 Annual Meeting and vote in person.

- **Mail** – If you received a paper copy of our proxy materials, mark, date and sign the proxy card and mail it to Proxy Services, c/o Computershare Investor Services, P.O. Box 43126, Providence, Rhode

Island 02940-5138, using the accompanying pre-addressed, stamped envelope, so that it is received no later than the close of business on May 24, 2017.

- **Internet or telephone** – Visit www.envisionreports.com/unm to vote over the Internet or call toll free 1-800-652-VOTE (8683) to vote using a touchtone telephone, in either case no later than 2:00 a.m. Eastern Daylight Time, May 25, 2017. You will need the control number found on the Notice of Internet Availability or the proxy card.

For shareholders of record, votes submitted by mail, over the Internet or by telephone will be voted at the 2017 Annual Meeting by the proxies named in the proxy card in the manner you indicate. If you sign and return a proxy card without marking specific voting instructions, the proxies will vote your shares FOR each director nominee and FOR each other voting item, as recommended by the Board of Directors.

If you are a beneficial owner, please refer to the Notice of Internet Availability or voting instruction form provided to you by your broker, bank or other nominee for details on how to provide voting instructions to such person. If your broker, bank or other nominee does not receive voting instructions from you, whether your shares can be voted by such person depends on the type of item being considered for vote. The only item of business at the 2017 Annual Meeting for which your broker, bank or other nominee has discretion to vote your shares without your voting instructions is the ratification of the appointment of our independent registered public accounting firm (Item 4). Unless it receives your voting instructions, your broker, bank or other nominee will not have discretion to vote your shares (resulting in a "broker non-vote") on any other item of business at the 2017 Annual Meeting (Items 1, 2, 3 and 5), including the election of directors. To ensure that your shares are voted on each of the important matters being voted on at the 2017 Annual Meeting, we encourage you to provide instructions to your broker, bank or nominee on how to vote your shares. As noted above, beneficial owners may vote in person at the 2017 Annual Meeting only if they bring a legal proxy obtained from their broker, bank or other nominee.

Changing your vote and revoking your proxy

If you are a shareholder of record and wish to change your vote after submitting a proxy, you may revoke that proxy by submitting a new proxy (either by mailing a new proxy card or by providing new voting instructions over the Internet or by telephone, in each case by the deadlines under "Voting your shares" above), by giving written notice of revocation to our Corporate Secretary, or by attending the 2017 Annual Meeting and voting in person.

If you are a beneficial owner, you may revoke a previously submitted proxy by submitting new voting instructions in the manner specified by your broker, bank or other nominee. If you obtain a legal proxy from your broker, bank or other nominee, you may also revoke a previously submitted proxy by voting in person at the 2017 Annual Meeting and submitting it with a signed ballot that will be provided to you there.

Quorum

A quorum is required to transact business at the 2017 Annual Meeting and is reached if the holders of a majority of the shares issued and outstanding and entitled to vote at the meeting are present in person or represented by proxies. Abstentions, broker non-votes and signed but unmarked proxy cards will count for purposes of determining whether a quorum is present at the 2017 Annual Meeting.

Inspectors of election

Representatives of our transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspectors of the election.

Other business

We are not aware of any business to be conducted at the 2017 Annual Meeting, other than as described in this proxy statement. If you submit a proxy, the individuals named on the proxy card will use their own judgment to determine how to vote your shares on any business not described in this proxy statement that is properly brought before the 2017 Annual Meeting.

Voting results

We will report the final voting results of the 2017 Annual Meeting on a Form 8-K to be filed with the SEC within four business days after the meeting. The Form 8-K will be available on our investor relations website under the "SEC Filings" heading at www.investors.unum.com or on the SEC's website at www.sec.gov. In addition, we will announce the Board's decision on the frequency of future advisory votes to approve executive compensation on a Form 8-K that we will file with the SEC within 150 days after the 2017 Annual Meeting.

ADDITIONAL INFORMATION

Cost of proxy solicitation

We pay the cost of soliciting proxies from our shareholders. Proxies are solicited by mail, and may also be solicited personally, electronically or by telephone by our directors, officers or employees, though none will receive additional compensation for doing this. We have retained Innisfree M&A Incorporated to assist in the solicitation of proxies for the 2017 Annual Meeting. We will pay Innisfree a fee of $20,000 and reasonable out-of-pocket expenses for its services. We also reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Shareholder proposals and nominations for our 2018 Annual Meeting

If you intend to submit a proposal for inclusion in the proxy statement for our 2018 Annual Meeting pursuant to SEC Rule 14a-8, it must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no later than the close of business on December 14, 2017. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement if the proposal does not satisfy the requirements of SEC Rule 14a-8.

We recently amended our bylaws to adopt a proxy access right permitting a shareholder, or a group of up to 20 shareholders, who has maintained continuous qualifying ownership of at least 3% of our outstanding shares of capital stock entitled to vote in the election of directors for at least three years to nominate and include in our proxy materials director nominees constituting up to the greater of 20% of the Board or two directors, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our bylaws. Notice of proxy access director nominees must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no earlier than the close of business on November 14, 2017 and no later than the close of business on December 14, 2017. However, in the event that that the 2018 Annual Meeting is to be held on a date that is more than 30 days before or after May 25, 2018 (the anniversary date of the 2017 Annual Meeting), then such notice must be received no later than the close of business on the 180th day prior to the date of the 2018 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2018 Annual Meeting is first made.

Our bylaws also establish advance notice procedures with respect to proposals and director nominations submitted by a shareholder for presentation directly at an Annual Meeting, rather than for inclusion in our proxy statement. To be properly brought before our 2018 Annual Meeting, a notice of the proposal or nomination the shareholder wishes to present at the meeting other than pursuant to SEC Rule 14a-8 must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no earlier than the close of business on January 26, 2018 and no later than the close of business on February 25, 2018. However, in the event that that the 2018 Annual Meeting is to be held on a date that is more than 30 days before or more than 70 days after May 25, 2018 (the anniversary date of this year's Annual Meeting), then such notice must be received no earlier than the close of business on the 120th day prior to the date of the 2018 Annual Meeting and no later than the close of business on the later of the 90th day prior to the date of the 2018 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2018 Annual Meeting is first made.

All such proposals and director nominations must satisfy the requirements set forth in our bylaws, a copy of which is available on our investor relations website under the "Corporate Governance" heading at www.investors.unum.com and may also be obtained at no cost from the Office of the Corporate Secretary. The chairman of the meeting may refuse to acknowledge or introduce any shareholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the bylaws. If a shareholder fails to meet these deadlines, the persons named as proxies will be allowed to use their discretionary voting authority to vote on any such proposal or nomination as they determine appropriate if and when the matter is raised at the Annual Meeting.

Communications with the Board of Directors

Shareholders and interested parties may communicate with our Chairman of the Board, Lead Independent Director, or any other director by contacting the Office of the Corporate Secretary as described below.

In accordance with a process approved by our Board of Directors, the Corporate Secretary reviews all correspondence received by the company and addressed to non-management directors. A log and copies of the correspondence are provided to the Chairman or Lead Independent Director, who determines whether further distribution is appropriate and to whom it should be sent. Any director may at any time review this log and request copies of correspondence. Concerns relating to accounting, internal controls or auditing matters are promptly brought to the attention of our internal auditors and handled in accordance with procedures established by the Audit Committee. Copies of correspondence relating to corporate governance matters are also provided to the chair of the Governance Committee.

The Board has instructed that certain items unrelated to the duties and responsibilities of the Board be excluded from the process, including mass mailings, resumes and other forms of job inquiries, surveys, business solicitations or advertisements, and matters related to claims or employment.

Eliminating duplicate proxy materials

A single proxy statement and annual report to shareholders, along with individual proxy cards, or individual Notices of Internet Availability will be delivered in one envelope to multiple shareholders having the same last name and address and to shareholders with multiple accounts registered at our transfer agent with the same address, unless contrary instructions have been received from an affected shareholder. This is known as "householding" and it enables us to reduce the costs and environmental impact of the 2017 Annual Meeting. We will deliver promptly upon written or oral request a separate copy of the proxy statement, annual report to shareholders or Notice of Internet Availability to any shareholder residing at a shared address to which only one copy was delivered. If you are a shareholder of record and would like to receive separate copies of our proxy materials, whether for this year or future years, please contact Computershare Investor Services by calling toll-free 800-446-2617 or by writing to them at P.O. Box 43069, Providence, Rhode Island 02940-3069. The same phone number and address may be used to request delivery of a single copy of our proxy materials if you share an address with another shareholder and are receiving multiple copies. If you are a beneficial owner, you should contact your broker, bank or other nominee.

Contacting the Office of the Corporate Secretary

You may contact the Office of the Corporate Secretary by calling toll-free 800-718-8824 or by writing to:

> Office of the Corporate Secretary
> Unum Group
> 1 Fountain Square
> Chattanooga, Tennessee 37402

Principal executive offices

Our principal executive offices are located at 1 Fountain Square, Chattanooga, Tennessee 37402. Our main telephone number is 423-294-1011.

Annual Report on Form 10-K

Upon request, we will provide to you by mail a free copy of our Annual Report on Form 10-K (including financial statements and financial statement schedules) for the fiscal year ended December 31, 2016. Please direct your request to the Office of the Secretary at the address provided above. The Annual Report on Form 10-K may also be accessed on our investor relations website under the "SEC Filings" heading at www.investors.unum.com or on the SEC's website at www.sec.gov.

Incorporation by reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any of our other filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this proxy statement entitled "Report of the Audit Committee" (to the extent permitted by the rules of the SEC) and "Report of the Human Capital Committee" shall not be deemed to be so incorporated, unless specifically provided otherwise in such filing.

APPENDIX A

Unum Group Stock Incentive Plan of 2017

Section 1.　　Purpose; Definitions

The purpose of this Plan is to allow the Company to attract, retain and motivate officers, employees, directors and/or consultants and to provide the Company and its Subsidiaries and Affiliates with a long-term incentive plan providing incentives directly linked to stockholder value. Certain terms used herein have definitions given to them in the first place in which they are used. In addition, for purposes of this Plan, the following terms are defined as set forth below:

(a) *"Affiliate"* means a corporation or other entity controlled by, controlling or under common control with the Company or a corporation or other entity that is otherwise closely connected to the Company, as determined by the Committee.

(b) *"Applicable Exchange"* means the New York Stock Exchange or such other securities exchange as may at the applicable time be the principal market for the Common Stock.

(c) *"Award"* means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Unit or Other Stock-Based Award granted pursuant to the terms of this Plan.

(d) *"Award Agreement"* means a written or electronic document or agreement setting forth the terms and conditions of a specific Award.

(e) *"Board"* means the Board of Directors of the Company.

(f) *"Cause"* means, unless otherwise provided in an Award Agreement, (i) "Cause" as defined in any Individual Agreement to which the applicable Participant is a party, or (ii) if there is no such Individual Agreement or if it does not define "Cause": (A) conviction of the Participant for committing, or a guilty or nolo contendre plea to, a felony under federal law or the law of the state or other jurisdiction in which such action occurred, (B) dishonesty or illegal conduct in the course of fulfilling the Participant's employment duties, (C) failure on the part of the Participant to perform substantially such Participant's employment duties in any material respect, (D) a material violation of the Company's ethics and compliance program, or (E) before a Change in Control, such other events as shall be determined by the Committee and set forth in a Participant's Award Agreement. Notwithstanding the general rule of Section 2(c), following a Change in Control, any determination by the Committee as to whether "Cause" exists shall be subject to de novo review.

(g) *"Change in Control"* has the meaning set forth in Section 10(e).

(h) *"Code"* means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.

(i) *"Commission"* means the Securities and Exchange Commission or any successor agency.

(j)   *"Committee"* has the meaning set forth in Section 2(a).

(k)   *"Common Stock"* means common stock, par value $0.10 per share, of the Company.

(l)   *"Company"* means Unum Group, a Delaware corporation.

(m)   *"Disability"* means, unless otherwise provided in an Award Agreement, (i) "Disability" as defined in any Individual Agreement to which the Participant is a party, (ii) if there is no such Individual Agreement or it does not define "Disability," disability of a Participant means the Participant is (A) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (B) by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company. The Committee may require such medical or other evidence as it deems necessary to judge the nature and duration of the Participant's condition. Notwithstanding the above, with respect to an Incentive Stock Option, Disability shall mean Permanent and Total Disability as defined in Section 22(e)(3) of the Code.

(n)   *"Disaffiliation"* means a Subsidiary's or Affiliate's ceasing to be a Subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company and its Affiliates.

(o)   *"Eligible Individuals"* means directors, officers, employees and consultants of the Company or any of its Subsidiaries or Affiliates, and prospective employees and consultants who have accepted offers of employment or consultancy from the Company or its Subsidiaries or Affiliates; *provided, however*, that only consultants whom qualify for registration of Awards under Form S-8 under the Securities Act of 1933, as amended, and any successor thereto, may be Eligible Individuals.

(p)   *"Exchange Act"* means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(q)   *"Fair Market Value"* means the closing price of a share of Common Stock on the Applicable Exchange on the date of measurement, or if Shares were not traded on the Applicable Exchange on such measurement date, then on the next preceding date on which Shares were traded, all as reported by such source as the Committee may select. If the Common Stock is not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion using a reasonable valuation method which shall include consideration of the following factors, as applicable: (i) the value of the Company's tangible and intangible assets; (ii) the present value of the Company's future cash-flows; (iii) the market value of stock or equity interests in similar corporations and other entities engaged in substantially similar trades or businesses, the value of which can be readily determined objectively (such as through trading prices on an established securities market or an amount paid in an arm's-length private transaction); (iv) control premiums or discounts for lack of marketability; (v) recent arm's-length transactions involving the sale or transfer of such stock or equity interests; and (vi) other relevant factors.

(r)   *"Free-Standing SAR"* has the meaning set forth in Section 5(b).

(s)   *"Full-Value Award"* means any Award other than an Option or Stock Appreciation Right.

(t)   *"Good Reason"* has the meaning set forth in Section 10(e).

(u)   *"Grant Date"* means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award and determines the number of Shares to be subject to such Award, or (ii) such later date as the Committee shall provide in such resolution.

(v)   *"Incentive Stock Option"* means any Option that is designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code, and that in fact so qualifies.

(w)   *"Individual Agreement"* means an employment, consulting or similar agreement between a Participant and the Company or one of its Subsidiaries or Affiliates.

(x)   *"Nonqualified Option"* means any Option that is not an Incentive Stock Option.

(y)   *"Option"* means an Award granted under Section 5.

(z)   *"Other Stock-Based Award"* means an Award of Common Stock or other Award that is valued in whole or in part by reference to, or are otherwise based upon, Common Stock, including (without limitation) unrestricted stock, dividend equivalents, and convertible debentures.

(aa)   *"Participant"* means an Eligible Individual to whom an Award is or has been granted.

(ab)   *"Performance Goals"* means the performance goals established by the Committee in connection with the grant of Restricted Stock, Restricted Stock Units, Performance Units or Other Stock-Based Awards. In the case of Qualified Performance-Based Awards, (i) such goals shall be based on the attainment of objective, specified levels of one or more of the following measures: overall or selected premium or sales growth, expense efficiency ratios (ratio of expenses to premium income), market share, customer service measures or indices, underwriting efficiency and/or quality, persistency factors, return on net assets, economic value added (or an equivalent metric), shareholder value added, embedded value added, combined ratio, expense ratio, loss ratio, premiums, risk based capital, revenues, revenue growth, earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization), earnings per share, operating income (including non-pension operating income), pre- or after-tax income, net income, cash flow (before or after dividends), cash flow per share (before or after dividends), gross margin, return on equity, return on capital (including return on total capital or return on invested capital), cash flow return on investment, return on assets or operating assets, stock price appreciation, total stockholder return (measured in terms of stock price appreciation and dividend growth), cost control, gross profit, operating profit, cash generation, unit volume, stock price, market share, sales, asset quality, cost saving levels, marketing-spending efficiency, core non-interest income, or change in working capital with respect to the Company or any one or more Subsidiaries, divisions, business units or business segments of the Company either in absolute terms or relative to the performance of one or more other companies or an index covering multiple companies and (ii) such Performance Goals shall be set by the Committee within the time period prescribed by Section 162(m) of the Code. The Committee may adjust the Performance Goals applicable to any Awards to reflect any events or circumstances that are unusual in nature or infrequently occurring, any impact of charges for restructurings, any discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or the Company's SEC filings, *provided* that in the case of Performance Goals applicable to any Qualified Performance-Based Awards, such adjustment does not violate Section 162(m) of the Code.

(ac) *"Performance Period"* means that period established by the Committee at the time any Performance Unit is granted or at any time thereafter during which any Performance Goals specified by the Committee with respect to such Award are to be measured.

(ad) *"Performance Unit"* means any Award granted under Section 8 of a unit valued by reference to a designated amount of cash or other property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, or any combination thereof, upon achievement of such Performance Goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

(ae) *"Plan"* means this Unum Group Stock Incentive Plan of 2017, as set forth herein and as hereafter amended from time to time.

(af) *"Prior Plan"* means the Unum Group Stock Incentive Plan of 2012, as amended.

(ag) *"Qualified Performance-Based Award"* means an Award intended to qualify for the Section 162 (m) Exemption, as provided in Section 11.

(ah) *"Replaced Award"* has the meaning set forth in Section 10(b).

(ai) *"Replacement Award"* has the meaning set forth in Section 10(b).

(aj) *"Restricted Stock"* means an Award granted under Section 6.

(ak) *"Restricted Stock Unit"* has the meaning set forth in Section 7.

(al) *"Retirement"* means, unless otherwise provided in an Award Agreement, the Participant's Termination of Employment after the attainment of age 65 or the attainment of age 60 with at least 15 years of service.

(am) *"Section 162(m) Exemption"* means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

(an) *"Share"* means a share of Common Stock.

(ao) *"Stock Appreciation Right"* has the meaning set forth in Section 5(b).

(ap) *"Subsidiary"* means any corporation, partnership, joint venture, limited liability company or other entity during any period in which at least a majority of the voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.

(aq) *"Tandem SAR"* has the meaning set forth in Section 5(b).

(ar) *"Term"* means the maximum period during which an Option or Stock Appreciation Right may remain outstanding, subject to earlier termination upon Termination of Employment or otherwise, as specified in the applicable Award Agreement.

(as) *"Termination of Employment"* means the termination of the applicable Participant's employment with, or performance of services for, the Company and any of its Subsidiaries or Affiliates. Unless otherwise determined by the Committee, (i) if a Participant's employment with the Company and its Affiliates terminates but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity, such change in status shall not be deemed a Termination of Employment and (ii) a Participant employed by, or performing services for, a Subsidiary or an Affiliate or a division of the Company and its Affiliates shall be deemed to incur a Termination of Employment if, as a result of a Disaffiliation, such Subsidiary, Affiliate, or division ceases to be a Subsidiary, Affiliate or division, as the case may be, and the Participant does not immediately thereafter become an employee of, or service provider for, the Company or another Subsidiary or Affiliate. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered Terminations of Employment.

Section 2. Administration

(a) *Committee.* The Plan shall be administered by the Human Capital Committee of the Board or such other committee of the Board as the Board may from time to time designate (the "Committee"), which shall be composed of not less than two directors, and shall be appointed by and serve at the pleasure of the Board. The Committee shall, subject to Section 11, have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals. Among other things, the Committee shall have the authority, subject to the terms and conditions of the Plan:

(i) to select the Eligible Individuals to whom Awards may from time to time be granted;

(ii) to determine when, whether and to what extent Incentive Stock Options, Nonqualified Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Other Stock-Based Awards, or any combination thereof, are to be granted hereunder;

(iii) to determine the number of Shares or the other amount of consideration to be covered by each Award granted hereunder;

(iv) to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine;

(v) subject to Section 5(d) and Section 12, to modify, amend or adjust the terms and conditions of any Award;

(vi)   to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(vii) to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto);

(viii) to correct any defect, supply any omission and reconcile any inconsistency in the Plan, any Award or any Award Agreement;

(ix)   subject to Section 12, to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee in its sole discretion determines;

(x)   to decide all other matters that must be determined in connection with an Award;

(xi)   to determine whether, to what extent and under what circumstances cash, Shares and other property and other amounts payable with respect to an Award under this Plan shall be deferred either automatically or at the election of the Participant;

(xii) to establish any "blackout" period that the Committee in its sole discretion deems necessary or advisable;

(xiii) to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions and to afford Participants favorable treatment under such rules or laws; and

(xiv) to take such other action, not inconsistent with the terms of the Plan, as the Committee deems necessary or appropriate to administer the Plan.

(b) *Procedures.*

(i)   The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 11, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it.

(ii)   Subject to Section 11(c), any authority granted to the Committee may also be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

(c) *Discretion of Committee.* Subject to Section 1(f), any determination made by the Committee or by an appropriately delegated person pursuant to delegated authority under the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee or any appropriately delegated person pursuant to the provisions of the Plan shall be final, binding and conclusive on all persons, including the Company, Participants, and Eligible Individuals.

(d) *Cancellation or Suspension.* Subject to Section 5(d), the Committee shall have full power and authority to determine whether, to what extent and under what circumstances any Award shall be canceled or suspended.

(e) *Award Agreements.* The terms and conditions of each Award, as determined by the Committee, shall be set forth in a written (or electronic) Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. The effectiveness of an Award shall be subject to the Award Agreement's being signed by the Company and the Participant receiving the Award unless otherwise provided in the Award Agreement. Award Agreements may be amended only in accordance with Section 12 hereof.

Section 3.   Common Stock Subject to Plan

(a) *Plan Maximums.* Subject to section 3(d), the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be 4,700,000 plus (A) 12,300,000 of the Shares remaining available for grant under the Prior Plan on the Effective Date, and (B) the number of Shares subject to any award outstanding under the Prior Plan as of the Effective Date that after the Effective Date is not issued because such award is forfeited, terminates, expires or lapses without being exercised (to the extent applicable), or is settled for cash. The maximum number of Shares that may be issued pursuant to Options intended to be Incentive Stock Options shall be 1,000,000 Shares. Shares subject to an Award under the Plan may be authorized and unissued or reacquired Shares. On and after the Effective Date (as defined in Section 12(a)), no new awards may be granted under the Prior Plan, it being understood that awards outstanding under the Prior Plan as of the Effective Date shall remain in full force and effect under such plan according to their respective terms; *provided, however,* that dividend equivalents may continue to be issued or credited under the Prior Plan in respect of awards granted under such plan which are outstanding as of the Effective Date. Any Shares that are to be added to the maximum number of Shares that may be issued pursuant to Awards under this Plan pursuant to the preceding sentence shall be added to this Plan as one (1) Share, if such Shares were subject to options or stock appreciation rights granted under the Prior Plan, or as 1.76 Shares if such Shares were subject to awards other than options or stock appreciation rights granted under the Prior Plan.

(b) *Individual Limits.* No Participant may be granted Qualified Performance-Based Awards (other than Options and Stock Appreciation Rights) covering in excess of 1,200,000 Shares during any calendar year. No Participant may be granted Options and Stock Appreciation Rights covering in excess of 800,000 Shares during any calendar year.

(c) *Rules for Calculating Shares Delivered.* For purposes of the limits set forth in Section 3(a) and determining the number of Shares not subject to minimum vesting provisions under the terms of this Plan, each Full-Value Award shall be counted as 1.76 Shares. To the extent that any Award is forfeited, or any Option and the related Tandem SAR (if any) or Free-Standing SAR terminates, expires or lapses without being exercised, or any Award is settled for cash, the Shares subject to such Awards not delivered as a result thereof shall again be available for Awards under the Plan. Any Shares that again become available for issuance pursuant to this section shall be added back as one (1) Share, if such Shares were subject to Options or Stock

Appreciation Rights granted under the Plan, and as 1.76 Shares if such Shares were subject to Full-Value Awards granted under the Plan. If the exercise price of any Option or stock-settled Stock Appreciation Right and/or the tax obligations relating to any Award are satisfied by delivering Shares (either actually or through attestation) or withholding Shares relating to such Award, the gross number of Shares subject to the Award shall nonetheless be deemed to have been issued for purposes of the first sentence of Section 3(a).

(d) *Adjustment Provision.* In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disposition for consideration of the Company's direct or indirect ownership of a Subsidiary or Affiliate (including by reason of a Disaffiliation), or similar event affecting the Company or any of its Subsidiaries (each, a "Corporate Transaction"), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards; and (D) the exercise price of outstanding Awards. In the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, or recapitalization or similar event affecting the capital structure of the Company, or a Disaffiliation, separation or spinoff, in each case without consideration, or other extraordinary dividend of cash or other property to the Company's shareholders (each, a "Share Change"), the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards; and (D) the exercise price of outstanding Awards. In the case of Corporate Transactions, such adjustments may include, without limitation, (1) the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the intrinsic value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which stockholders of the Company receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid); (2) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards; and (3) in connection with any Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following such Disaffiliation (as well as any corresponding adjustments to Awards that remain based upon Company securities).

(e) *Section 409A.* Notwithstanding the foregoing: (i) any adjustments made pursuant to Section 3(d) to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; and (ii) any adjustments made pursuant to Section 3(d) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustments, either (A) the Awards continue not to be subject to Section 409A of the Code or (B) there does not result in the imposition of any penalty taxes under Section 409A of the Code in respect of such Awards.

Section 4.   Eligibility

(a) Awards may be granted under the Plan to Eligible Individuals; provided, however, that Incentive Stock Options may be granted only to employees of the Company and its subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code).

(b) The aggregate dollar value of equity-based (based on the grant date Fair Market Value of equity-based Awards) and cash compensation granted under the Plan or otherwise during any calendar year to any non-employee director of the Company shall not exceed $500,000; provided, however, that in the calendar year in which a non-employee director first joins the Board or in any calendar year in which a non-employee director is designated as Board Chairman or Lead Independent Director, the maximum aggregate dollar value of equity-based and cash compensation granted to such non-employee director may be up to two hundred percent (200%) of the foregoing limit.

Section 5.   Options and Stock Appreciation Rights

(a) *Types of Options.* Options may be of two types: Incentive Stock Options and Nonqualified Options. The Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option.

(b) *Types and Nature of Stock Appreciation Rights.* Stock Appreciation Rights may be "Tandem SARs," which are granted in conjunction with an Option, or "Free-Standing SARs," which are not granted in conjunction with an Option. Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount in cash, Shares, or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share over the exercise price of the applicable Stock Appreciation Right, multiplied by (ii) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Shares or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

(c) *Tandem SARs.* A Tandem SAR may be granted at the Grant Date of the related Option. A Tandem SAR shall be exercisable only at such time or times and to the extent that the related Option is exercisable in accordance with the provisions of this Section 5, and shall have the same exercise price as the related Option. A Tandem SAR shall terminate or be forfeited upon the exercise or forfeiture of the related Option, and the related Option shall terminate or be forfeited upon the exercise or forfeiture of the Tandem SAR.

(d) *Exercise Price.* The exercise price per Share subject to an Option or Free-Standing SAR shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a Share on the applicable Grant Date. In no event may any Option or Stock Appreciation Right granted under this Plan be amended, other than pursuant to Section 3(d), to decrease the exercise price thereof, be canceled in conjunction with the grant of any new Option or Free-Standing SAR with a lower exercise price, or be canceled in exchange for any payment of cash or other property, in each case at a time when the exercise price per Share subject to the Option or Free-Standing SAR is less than the Fair Market Value of a Share, or otherwise be subject to any action that would be treated, under the Applicable Exchange listing standards or for accounting purposes, as a "repricing" of such Option or Free-Standing SAR, unless such amendment, cancellation, or action is approved by the Company's stockholders.

(e) *Term.* The Term of each Option and each Free-Standing SAR shall be fixed by the Committee, but shall not exceed ten years from the Grant Date.

(f) *Vesting and Exercisability.* Except as otherwise provided herein, Options and Free-Standing SARs shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee. Notwithstanding the foregoing, except in the case of death, Disability, Retirement or a Change in Control, in no event shall the vesting schedule of an Option or Free-Standing SAR provide that any portion of such Option or Free-Standing SAR vest prior to the first anniversary of the date of grant; *provided* that up to an aggregate of five percent of the maximum number of Shares that may be issued pursuant to Awards under this Plan may be granted without regard to the foregoing requirements, or the minimum vesting periods set forth in Sections 6(b), 7(b), 8 or 9, and the Committee may accelerate the vesting with respect to any such Option or Free-Standing SAR.

(g) *Method of Exercise.* Subject to the provisions of this Section 5, Options and Free-Standing SARs may be exercised, in whole or in part, at any time during the applicable term by giving written notice of exercise to the Company in the form determined by the Company specifying the number of shares of Common Stock as to which the Option or Free-Standing SAR is being exercised. In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the purchase price (which shall equal the product of such number of shares multiplied by the applicable exercise price) by certified or bank check or such other instrument as the Company may accept or, if approved by the Committee, payment, in full or in part, may also be made as follows:

   (i) Payments may be made in the form of unrestricted shares of Common Stock (by delivery of such shares or by attestation) of the same class as the Common Stock subject to the Option already owned by the Participant (based on the Fair Market Value of the Common Stock on the date the Option is exercised).

   (ii) To the extent permitted by applicable law, payment may be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds necessary to pay the purchase price, and, if requested, the amount of any federal, state, local or foreign withholding taxes. To facilitate the foregoing, the Company may, to the extent permitted by applicable law, enter into agreements for coordinated procedures with one or more brokerage firms. To the extent permitted by applicable law, the Committee may also provide for Company loans to be made for purposes of the exercise of Options.

(iii) Payment may be made by instructing the Company to withhold a number of shares of Common Stock having a Fair Market Value (based on the Fair Market Value of the Common Stock on the date the applicable Option is exercised) equal to the product of (A) the exercise price multiplied by (B) the number of shares of Common Stock in respect of which the Option shall have been exercised.

(h) *Delivery; Rights of Stockholders.* No Shares shall be delivered pursuant to the exercise of an Option until the exercise price therefor has been fully paid and applicable taxes have been withheld. The applicable Participant shall have all of the rights of a stockholder of the Company holding the class or series of Common Stock that is subject to the Option or Stock Appreciation Right (including, if applicable, the right to vote the applicable Shares and the right to receive dividends) only when the Participant becomes the holder of record of such Shares.

(i) *Nontransferability of Options and Stock Appreciation Rights.* No Option or Free-Standing SAR shall be transferable by a Participant other than, for no value or consideration, (i) by will or by the laws of descent and distribution, or (ii) in the case of a Nonqualified Option or Free-Standing SAR, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the Participant's family members, whether directly or indirectly or by means of a trust or partnership or otherwise (for purposes of this Plan, unless otherwise determined by the Committee, "family member" shall have the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto). A Tandem SAR shall be transferable only with the related Option as permitted by the preceding sentence. Any Option or Stock Appreciation Right shall be exercisable, subject to the terms of this Plan, only by the applicable Participant, the guardian or legal representative of such Participant, or any person to whom such Option or Stock Appreciation Right is permissibly transferred pursuant to this Section 5(i), it being understood that the term "Participant" includes such guardian, legal representative and other transferee; *provided, however,* that the term "Termination of Employment" shall continue to refer to the Termination of Employment of the original Participant.

(j) *Termination of Employment.* A Participant's Options and Stock Appreciation Rights shall be forfeited upon his or her Termination of Employment, except as set forth below:

(i) Upon a Participant's Termination of Employment for any reason other than death, Disability, Retirement or Cause, any Option or Stock Appreciation Right held by the Participant that was exercisable immediately before the Termination of Employment may be exercised at any time until the earlier of (A) the 90th day following such Termination of Employment and (B) expiration of the Term thereof.

(ii) Upon a Participant's Termination of Employment by reason of the Participant's death, any Option or Stock Appreciation Right held by the Participant shall vest and be exercisable at any time until the earlier of (A) the third anniversary of the date of such death and (B) the expiration of the Term thereof.

(iii) Upon a Participant's Termination of Employment by reason of Disability, any Option or Stock Appreciation Right held by the Participant shall vest and be exercisable at any time until (A) in the case of Nonqualified Options and Stock Appreciation Rights, the expiration of the Term thereof, and (B) in the case of Incentive Stock Options, the earlier of (x) the first anniversary of the date of such Termination of Employment and (y) the expiration of the Term thereof.

(iv) Upon a Participant's Termination of Employment for Retirement, any Option or Stock Appreciation Right held by the Participant shall vest and be exercisable at any time until the earlier of (A) in the case of Nonqualified Options and Stock Appreciation Rights, (x) the fifth anniversary of such Termination of Employment and (y) the expiration of the Term thereof, and (B) in the case of Incentive Stock Options, (x) the 90th day following such Termination of Employment and (y) the expiration of the Term thereof.

(k) Notwithstanding the foregoing, but subject to Section 5(f), the Committee shall have the power, in its discretion, to apply different rules concerning the consequences of a Termination of Employment, provided, that if such rules are less favorable to the Participant than those set forth above, such rules are set forth in the applicable Award Agreement

Section 6.   Restricted Stock

(a) *Nature of Awards and Certificates.* Shares of Restricted Stock are actual Shares issued to a Participant and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock certificates. Any certificate issued in respect of Shares of Restricted Stock shall be registered in the name of the applicable Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

> "The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Unum Group Stock Incentive Plan of 2017 and an Award Agreement. Copies of such Plan and Agreement are on file at the offices of Unum Group, 1 Fountain Square, Chattanooga, Tennessee 37402."

The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the applicable Participant shall have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award.

(b) *Terms and Conditions.* Shares of Restricted Stock shall be subject to the following terms and conditions:

(i) The Committee shall, prior to or at the time of grant, condition (A) the vesting of an Award of Restricted Stock upon the continued service of the applicable Participant, or (B) the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Committee conditions the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant, the Committee may, prior to or at the time of grant, designate an Award of Restricted Stock as a Qualified Performance-Based Award. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient.

(ii) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Award for which such vesting restrictions apply (the "Restriction Period"), and until the expiration of the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock. Except in the case of death, Disability, Retirement or a Change in Control, any Award of Restricted Stock shall be subject to a Restriction Period of at least one year following the date of grant or a performance period of at least one year for any award the vesting of which is subject to the achievement of Performance Goals, *provided* that up to an aggregate of five percent of the maximum number of Shares that may be issued pursuant to Awards under this Plan may be granted without regard to the foregoing requirements or the minimum vesting periods set forth in Sections 5(f), 7(b), 8 or 9, and the Committee may accelerate the vesting and lapse of any restrictions with respect to any such Restricted Stock Awards.

(iii) Except as provided in this Section 6 and in the applicable Award Agreement, the applicable Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a stockholder of the Company holding the class or series of Common Stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the Shares and the right to receive any cash dividends. Notwithstanding the foregoing, subject to Section 14(e), (A) cash dividends on the class or series of Common Stock that is the subject of the Restricted Stock Award shall be automatically deferred and reinvested in additional Restricted Stock, held subject to the vesting of the underlying Restricted Stock, and (B) subject to any adjustment pursuant to Section 3(d), dividends payable in Common Stock shall be paid in the form of Restricted Stock of the same class as the Common Stock with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock.

(iv) If and when any applicable Performance Goals are satisfied and the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock for which legended certificates have been issued, unlegended certificates for such Shares shall be delivered to the Participant upon surrender of the legended certificates.

Section 7.   Restricted Stock Units

(a) *Nature of Awards.* Restricted stock units and deferred share rights (together, "Restricted Stock Units") are Awards denominated in Shares that will be settled, subject to the terms and conditions of the Restricted Stock Units, in an amount in cash, Shares, or both, based upon the Fair Market Value of a specified number of Shares.

(b) *Terms and Conditions.* Restricted Stock Units shall be subject to the following terms and conditions:

(i)   The Committee shall, prior to or at the time of grant, condition (A) the vesting of Restricted Stock Units upon the continued service of the applicable Participant, or (B) the grant or vesting of Restricted Stock Units upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Committee conditions the grant or vesting of Restricted Stock Units upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant, the Committee may, prior to or at the time of grant, designate the Restricted Stock Units as a Qualified Performance-Based Awards. The conditions for grant or vesting and the other provisions of Restricted Stock Units (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient. An Award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest, at a later time specified by the Committee or in the applicable Award Agreement, or, if the Committee so permits, in accordance with an election of the Participant.

(ii)   Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Units for which such vesting restrictions apply (the "Restriction Period"), and until the expiration of the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock Units. Except in the case of death, Disability, Retirement or a Change in Control, any Restricted Stock Units shall be subject to a Restriction Period of at least one year following the date of grant or a performance period of at least one year for any award the vesting of which is subject to the achievement of Performance Goals, *provided* that up to an aggregate of five percent of the maximum number of Shares that may be issued pursuant to Awards under this Plan may be granted without regard to the foregoing requirements or the minimum vesting periods set forth in Sections 5(f), 6(b), 8 or 9 and the Committee may accelerate the vesting and lapse any restrictions with respect to any such Restricted Stock Units.

(iii)   The Award Agreement for Restricted Stock Units shall specify whether, to what extent and on what terms and conditions the applicable Participant shall be entitled to receive payments of cash, Common Stock or other property corresponding to the dividends payable on the Common Stock (subject to Section 14(e) below); *provided* that such payments of cash, Common Stock or other property shall not be paid or distributed to the applicable Participant unless and until, and only to the extent that, the underlying Restricted Stock Units actually vest.

Section 8.   Performance Units

Performance Units may be issued hereunder to Eligible Individuals, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The Performance Goals to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Unit, *provided* that the Performance Period shall be no less than one year. The Committee may, in connection with the grant of Performance Units, designate them as Qualified Performance-Based Awards. The conditions for grant or vesting and the other provisions of Performance Units (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient. Performance Units may be paid in cash, Shares, other property or any combination thereof, in the sole discretion of the Committee as set forth in the applicable Award Agreement. The maximum value of the property, including cash, that may be paid or distributed to any Participant pursuant to a grant of Performance Units made in any one calendar year shall be five million dollars ($5,000,000).

Section 9.   Other Stock-Based Awards

Other Stock-Based Awards may be granted under the Plan, *provided* that any Other Stock-Based Awards that are Awards of Common Stock that are unrestricted shall only be granted in lieu of other compensation due and payable to the Participant and shall count against the five percent limitation referenced below. Except in the case of death, Disability, Retirement or a Change in Control, any Other Stock-Based Award shall be subject to a Restriction Period of at least one year following the date of grant or a performance period of at least one year for any award the vesting of which is subject to the achievement of Performance Goals, *provided* that up to an aggregate of five percent of the maximum number of Shares that may be issued pursuant to Awards under this Plan may be granted without regard to the foregoing requirements or the minimum vesting periods set forth in Sections 5(f), 6(b), 7(b) or 8 and the Committee may accelerate the vesting and lapse of any restrictions with respect to any such Other Stock-Based Awards.

Section 10.   Change in Control Provisions

(a)   *General.* The provisions of this Section 10 shall, subject to Section 3(d) and Section 10(f), apply notwithstanding any other provision of the Plan to the contrary, except to the extent the Committee specifically provides otherwise in an Award Agreement.

(b)   *Impact of Change in Control.* Upon the occurrence of a Change in Control, unless otherwise provided in the applicable Award Agreement: (i) all then-outstanding Options and Stock Appreciation Rights shall become fully vested and exercisable, and all Full-Value Awards (other than performance-based Awards) shall vest in full, be free of restrictions, and be deemed to be earned and payable in an amount equal to the full value of such Award, except in each case to the extent that another Award meeting the requirements of Section 10(c) (any award meeting the requirements of Section 10(c), a "Replacement Award") is provided to the Participant pursuant to Section 3(d) to replace such Award (any award intended to be replaced by a Replacement Award, a "Replaced Award"), and (ii) any performance-based Award that is not replaced by a Replacement Award shall be deemed to be earned and payable in an amount equal to the full value of such performance-based Award (with all applicable Performance Goals deemed achieved at the greater of (x) the applicable target level and (y) the level of achievement of the Performance Goals for the Award as determined by the Committee not later than the date of the Change in Control, taking into account performance through the latest date preceding the Change in Control as to which performance can, as a practical matter, be determined (but not later than the end of the applicable Performance Period)) multiplied by a fraction, the numerator of which is the number of days during the applicable Performance Period before the date of the Change in Control, and the denominator of which is the number of days in the applicable Performance Period; *provided, however,* that such fraction shall be equal to one in the event that the applicable Performance Goals in respect of such performance-based Awards have been fully achieved as of the date of such Change in Control.

(c)   *Replacement Awards.* An Award shall meet the conditions of this Section 10(c) (and hence qualify as a Replacement Award) if: (i) it is of the same type as the Replaced Award; (ii) it has a value equal to the value of the Replaced Award as of the date of the Change in Control; (iii) if the underlying Replaced Award was an equity-based award, it relates to publicly traded equity securities of the Company or the entity surviving the Company following the Change in Control; (iv) it contains terms relating to vesting (including with respect to a Termination of Employment) that are substantially identical to those of the Replaced Award; and (v) its other terms and conditions are not less favorable to the Participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control) as of the date of the Change in Control. Without limiting the generality of the foregoing, a Replacement Award may take the form of a continuation of the applicable Replaced Award if the requirements of the preceding sentence are satisfied. If a Replacement Award is granted, the Replaced Award shall not vest upon the Change in Control. The determination whether the conditions of this Section 10(c) are satisfied shall be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.

(d)   *Termination of Employment.* Upon a Termination of Employment of a Participant occurring upon or during the two years immediately following the date of a Change in Control by reason of death, Disability or Retirement, by the Company without Cause, or by the Participant for "Good Reason" (as defined in Section 10(e)), (i) all Replacement Awards held by such Participant shall vest in full, be free of restrictions, and be deemed to be earned in an amount equal to the full value of such Replacement Award, and (ii) unless otherwise provided in the applicable Award Agreement, notwithstanding any other provision of the Plan to the contrary, any Option or Stock Appreciation Right held by the Participant as of the date of the Change in Control that remains outstanding as of the date of such Termination of Employment may thereafter be exercised, until (A) in the case of Incentive Stock Options, the last date on which such Incentive Stock Options would be exercisable in the absence of this Section 10(d), and (B) in the case of Nonqualified Options and Stock Appreciation Rights, the later of (x) the last date on which such Nonqualified Option or Stock Appreciation Right would be exercisable in the absence of this Section 10(d) and (y) the earlier of (1) the third anniversary of such Change in Control and (y) expiration of the Term of such Nonqualified Option or Stock Appreciation Right.

(e)   *Definition of Change in Control.* For purposes of the Plan:

(i)   "Change in Control" shall mean any of the following events:

(I)   during any period of two consecutive years, individuals who, at the beginning or such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, *provided* that any person becoming a director and whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; *provided, however,* that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest (as described in Rule 14a-11 under the Act) ("Election Contest") or other actual or threatened solicitation of proxies or consents by or on behalf of any "person" (as such term is defined in Section 3(a)(9) of the Act and as used in Sections 13(d)(3) and 14(d)(2) of the Act) other than the Board ("Proxy Contest"), including by reason of any agreement intended to avoid or settle any Election or Contest or Proxy Contest, shall be deemed an Incumbent Director;

(II) any person is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing 20% (30% with respect to deferred compensation subject to Section 409A of the Code) or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "Company Voting Securities"); *provided, however,* that the event described in this paragraph (II) shall not be deemed to be a Change in Control of the Company by virtue of any of the following acquisitions: (A) by the Company or any Subsidiary, (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, (C) by an underwriter temporarily holding securities pursuant to an offering of such securities, (D) pursuant to a Non-Qualifying Transaction (as defined in paragraph (III), or (E) a transaction (other than one described in (III) below) in which Company Voting Securities are acquired from the Company, if a majority of the Incumbent Directors approve a resolution providing expressly that the acquisition pursuant to this clause (E) does not constitute a Change in Control of the Company under this paragraph (II);

(III) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its Subsidiaries that requires the approval of the Company's stockholders, whether for such transaction or the issuance of securities in the transaction (a "Reorganization"), or sale or other disposition of all or substantially all of the Company's assets to an entity that is not an Affiliate (a "Sale"), unless immediately following such Reorganization or Sale: (A) more than 50% of the total voting power of (x) the corporation resulting from such Reorganization or the corporation which has acquired all or substantially all of the assets of the Company (in either case, the "Surviving Corporation"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by the Company Voting Securities that were outstanding immediately prior to such Reorganization or Sale (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Reorganization or Sale), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Reorganization or Sale, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation) is or becomes the beneficial owner, directly or indirectly, of 20% (30% with respect to deferred compensation subject to Section 409A of the Code) or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (C) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Reorganization or Sale were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization or Sale (any Reorganization or Sale which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a "Non-Qualifying Transaction"); or

(IV) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of more than 20% (30% with respect to deferred compensation subject to Section 409A of the Code) of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; *provided*, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of the Company shall then occur.

(ii) "Good Reason" shall mean (A) a material adverse change in the Participant's authority, powers, functions, duties or responsibilities as in effect immediately prior to the Change in Control; (B) a material reduction in the Participant's base salary or annual bonus opportunity, in each case as in effect immediately prior to the Change in Control; or (C) the reassignment of the Participant's place of employment to an office location more than 50 miles from the Participant's then-current place of employment.

(f) Notwithstanding the foregoing, if any Award is subject to Section 409A of the Code, this Section 10 shall be applicable only to the extent specifically provided in the Award Agreement and permitted pursuant to Section 11(e). Nothing in this Section 10 shall preclude the Company from settling upon a Change in Control an Award if it is not replaced by a Replacement Award, to the extent effectuated in accordance with Treas. Reg. § 1.409A-3(j)(4)(ix).

Section 11. Qualified Performance-Based Awards; Section 16(b); Section 409A

(a) The provisions of this Plan are intended to allow any Options and Stock Appreciation Rights granted hereunder to any Participant who is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) in the tax year in which such Option or Stock Appreciation Right is expected to be deductible to the Company to qualify for the Section 162 (m) Exemption. When issuing any Award other than an Option or Stock Appreciation Right, the Committee may designate such Award as a Qualified Performance-Based Award, based upon a determination that (i) the recipient is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) with respect to such Award, (ii) the Committee wishes such Award to qualify for the Section 162(m) Exemption, and (iii) the terms of any such Award (and of the grant thereof) are intended to be consistent with such designation (including, without limitation, that all such Awards be granted by a committee composed solely of members who satisfy the requirements for being "outside directors" for purposes of the Section 162(m) Exemption). To the extent required to comply with the Section 162(m) Exemption, within 90 days after the commencement of a Performance Period or, if earlier, by the expiration of 25% of a Performance Period, the Committee will designate one or more Performance Periods, determine the Participants for the Performance Periods and establish the Performance Goals for the Performance Periods.

(b) Each Qualified Performance-Based Award (other than an Option or Stock Appreciation Right) shall be earned, vested and/or payable (as applicable) upon the achievement of one or more Performance Goals, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate.

(c) The full Board shall not be permitted to exercise authority granted to the Committee to the extent that the grant or exercise of such authority would cause an Award designated as a Qualified Performance-Based Award not to qualify for, or to cease to qualify for, the Section 162 (m) Exemption.

(d) The provisions of this Plan are intended to allow any transaction under the Plan that is or may be subject to (and not exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act ("Section 16(b)") to qualify for the exemptions provided under rules promulgated under Section 16 of the Exchange Act.

(e) The Plan is intended to comply with the requirements of Section 409A of the Code or an exemption or exclusion therefrom and, with respect to amounts that are subject to Section 409A of the Code, it is intended that the Plan be administered in all respects in accordance with Section 409A of the Code. Each payment under any Award shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may a Participant, directly or indirectly, designate the calendar year of any payment to be made under any Award. Notwithstanding any provision of the Plan or any Award Agreement to the contrary, in the event that a Participant is a "specified employee" within the meaning of Section 409A of the Code (as determined in accordance with the methodology established by the Company), amounts that constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code that would otherwise be payable during the six-month period immediately following a Participant's "separation from service" within the meaning of Section 409A of the Code ("Separation from Service") shall instead be paid or provided on the first business day after the date that is six months following the Participant's Separation from Service. If the Participant dies following the Separation from Service and prior to the payment of any amounts delayed on account of Section 409A of the Code, such amounts shall be paid to the personal representative of the Participant's estate within 30 days after the date of the Participant's death. Notwithstanding the foregoing, the Company, the Board and the Committee shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant.

Section 12.   Term, Amendment and Termination

(a) *Effectiveness.* The Plan was approved by the Human Capital Committee of the Board on March 17, 2017, subject to and contingent upon approval by at least a majority of the outstanding shares of the Company. The Plan will be effective as of the date of such approval by the Company's stockholders (the "Effective Date").

(b) *Termination.* The Plan will terminate on the tenth anniversary of the Effective Date. Awards outstanding as of such date shall not be affected or impaired by the termination of the Plan.

(c) *Amendment of Plan.* The Board or the Committee may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of the Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law, including without limitation Section 409A of the Code, Applicable Exchange listing standards or accounting rules. In addition, no amendment shall be made without the approval of the Company's stockholders (a) to the extent such approval is required (1) by applicable law or the listing standards of the Applicable Exchange as in effect as of the date hereof or (2) under applicable law or the listing standards of the Applicable Exchange as may be required after the date hereof, (b) to the extent such amendment would materially increase the benefits accruing to Participants under the Plan, (c) to the extent such amendment would materially increase the number of securities which may be issued under the Plan, (d) to the extent such amendment would materially modify the requirements for participation in the Plan, (e) that would accelerate the vesting of any Award under the Plan except as otherwise provided in the Plan, or (f) to eliminate the stockholder approval requirements under Section 5(d) of the Plan .

(d) *Amendment of Awards.* Subject to Section 5(d), the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall cause a Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption or without the Participant's consent materially impair the rights of any Participant with respect to an Award, except such an amendment made to cause the Plan or Award to comply with applicable law, Applicable Exchange listing standards or accounting rules.

Section 13.   Unfunded Status of Plan

It is presently intended that the Plan constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; *provided, however,* that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

Section 14.   General Provisions

(a) *Conditions for Issuance.* The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to fulfillment of all of the following conditions: (i) listing or approval for listing upon notice of issuance, of such Shares on the Applicable

Exchange; (ii) any registration or other qualification of such Shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and (iii) obtaining any other consent, approval, or permit from any state or federal governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.

(b) *Additional Compensation Arrangements.* Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees.

(c) *No Contract of Employment.* The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment of any employee at any time.

(d) *Required Taxes.* No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with a number of shares of Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement, having a Fair Market Value on the date of withholding no greater than the maximum amount permitted to be withheld for tax purposes (rounded up to the nearest Share), all in accordance with such procedures as the Committee establishes. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

(e) *Limitation on Dividend Reinvestment and Dividend Equivalents.* Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 3 for such reinvestment or payment (taking into account then-outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units equal in number to the Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 14(e). Notwithstanding anything to the contrary contained herein, with respect to any Award that is subject to Performance Goals and/or vesting conditions, dividends or dividend equivalents shall only be paid or settled if and to the extent that the Performance Goals and any vesting conditions associated with such underlying Award are satisfied.

(f)   *Designation of Death Beneficiary.* The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant's death are to be paid or by whom any rights of such eligible Individual, after such Participant's death, may be exercised.

(g)   *Subsidiary Employees.* In the case of a grant of an Award to any employee of a Subsidiary, the Company may, if the Committee so directs, issue or transfer the Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary will transfer the Shares to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. All Shares underlying Awards that are forfeited or canceled should revert to the Company.

(h)   *Governing Law and Interpretation.* The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws. The captions of this Plan are not part of the provisions hereof and shall have no force or effect.

(i)   *Non-Transferability.* Except as otherwise provided in Section 5(i) or by the Committee, Awards under the Plan are not transferable except by will or by laws of descent and distribution.

(j)   *Foreign Employees and Foreign Law Considerations.* The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions. As of the Effective Date, the Committee has adopted the Unum Group Stock Incentive Plan of 2017 Sub-Plan for U.K. and Republic of Ireland.

(k)   Deferrals. The Committee shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred. Subject to the provisions of this Plan and any Award Agreement, the recipient of an Award (including, without limitation, any deferred Award) may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, interest or dividends, or interest or (except with respect to Stock Options and Stock Appreciation Rights) dividend equivalents, with respect to the number of shares covered by the Award, as determined by the Committee, in its sole discretion, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested. Notwithstanding the foregoing, dividends and dividend equivalents with respect to performance-based Awards may not be paid until vesting (if any) of such Awards, and the Committee shall not take or omit to take any action that would result in the imposition of penalty taxes under Section 409A of the Code.

(l)   *Clawback.* Notwithstanding any other provision herein to the contrary, any performance based compensation, or any other amount, paid to a Participant pursuant to an Award, which is subject to recovery under any law, government regulation, stock exchange listing requirement, or any policy adopted by the Company will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation, stock exchange listing requirement, or policy adopted by the Company.

(m) *Restrictive Covenant Agreements*. Notwithstanding any other provision herein to the contrary, to the fullest extent permitted by applicable law, the right to receive and retain any benefit under an Award shall be conditioned upon the Participant's execution of and compliance with any non-competition, non-solicitation, non-disparagement or confidentiality covenants included in any applicable Award Agreement or in any form provided by the Company. The foregoing requirement may be expressly waived by the Committee in an Award Agreement or otherwise in a writing signed by a representative or delegate of the Committee.

(n) *Disclosures*. Nothing in this Plan, any Award Agreement or any restrictive covenant agreement referenced in section 14(m) hereof shall be construed to restrict a Participant's ability to make a confidential disclosure of any trade secret or other confidential information to a government official or an attorney for the sole purpose of reporting or assisting in the investigation of a suspected violation of law and no Participant shall be held liable under this Plan, any Award Agreement or any such restrictive covenant agreement or under any federal or state trade secret law for any such disclosure.

APPENDIX B

Reconciliation of Non-GAAP Financial Measures

We analyze our performance using non-GAAP financial measures which exclude or include amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. We believe the following non-GAAP financial measures are better performance measures and better indicators of the revenue and profitability and underlying trends in our business:

- After-tax operating income or loss and operating earnings per share, which excludes realized investment gains or losses, non-operating retirement-related gains or losses, and certain other items, which are discussed in "Executive Summary" in Part II Item 7 of our Annual Report on Form 10-K for the respective years ended December 31, 2016 and 2015, as applicable;

- Operating return on equity, calculated using after-tax operating income or loss and excludes from equity the unrealized gain or loss on securities and net gain on cash flow hedges; and

- Book value per common share, which is calculated excluding accumulated other comprehensive income (AOCI).

Realized investment gains or losses; non-operating retirement-related gains or losses; unrealized gains or losses on securities and net gains on cash flow hedges depend on market conditions and do not necessarily relate to decisions regarding the underlying business of our company. Book value per common share excluding certain components of AOCI, certain of which tend to fluctuate depending on market conditions and general economic trends, are important measures. We also exclude certain other items from our discussion of financial ratios and metrics in order to enhance the understanding and comparability of our operational performance and the underlying fundamentals, but this exclusion is not an indication that similar items may not recur and does not replace the comparable GAAP measures in the determination of overall profitability. For a reconciliation of the most directly comparable GAAP measures to these non-GAAP financial measures, refer to this Appendix.

	After-Tax Operating Income (Loss)	Average Allocated Equity[1]	Operating Return on Equity
Year Ended December 31, 2016			
Unum US	$ 598.3	$ 3,992.2	15.0%
Unum UK	113.8	610.6	18.6%
Colonial Life	204.9	1,173.9	17.4%
Core Operating Segments	917.0	5,776.7	15.9%
Closed Block	87.0	3,055.1	
Corporate	(77.8)	(691.0)	
Total	**$ 926.2**	**$ 8,140.8**	**11.4%**
Year Ended December 31, 2015	$ 901.0	$ 7,961.1	11.3%
Year Ended December 31, 2014	$ 899.1	$ 7,974.3	11.3%

(1) Excludes unrealized gain on securities and net gain on cash flow hedges and is calculated using the stockholders' equity balances presented below. We updated our internal allocation formula used to determine allocated stockholders' equity for certain of our product lines within our operating segments, and, as a result, we are computing the average allocated equity for 2016 using internally allocated equity which was updated effective January 1, 2016. As a result, average equity for the year ended December 31, 2016 for certain of our segments will not compute using the historical allocated equity at December 31, 2015. There was no impact on total allocated equity or total average allocated equity.

	12/31/2016	12/31/2015	12/31/2014	12/31/2013
Total Stockholders' Equity, As Reported	$ 8,968.0	$ 8,663.9	$ 8,521.9	$ 8,639.9
Excluding:				
Net Unrealized Gain on Securities	440.6	204.3	290.3	135.7
Net Gain on Cash Flow Hedges	327.5	378.0	391.0	396.3
Total Stockholders' Equity, As Adjusted	$ 8,199.9	$ 8,081.6	$ 7,840.6	$ 8,107.9

	Twelve Months Ended 12/31/2016	Twelve Months Ended 12/31/2015	Twelve Months Ended 12/31/2014
Average Stockholders' Equity Excluding Net Unrealized Gain on Securities and Net Gain on Cash Flow Hedges	$ 8,140.8	$ 7,961.1	$ 7,974.3

	Year Ended December 31					
	2016		2015		2014	
	(in millions)	per share *	(in millions)	per share *	(in millions)	per share *
Net Income	$ 931.4	$ 3.95	$ 867.1	$ 3.50	$ 402.1	$ 1.57
Excluding:						
Net Realized Investment Gain (Loss) (net of tax expense (benefit) of $8.4; $(17.7); $3.3)	15.8	0.07	(26.1)	(0.11)	12.8	0.05
Non-operating Retirement-related Loss (net of tax benefit of $5.7; $4.1; $24.4)	(10.6)	(0.04)	(7.8)	(0.03)	(45.6)	(0.18)
Costs Related to Early Retirement of Debt (net of tax benefit of $-; $-; $2.8)	—	—	—	—	(10.4)	(0.04)
Reserve Charges for Closed Block (net of tax benefit of $-; $-; $244.4)	—	—	—	—	(453.8)	(1.77)
After-tax Operating Income	$ 926.2	$ 3.92	$ 901.0	$ 3.64	$ 899.1	$ 3.51

	Year Ended December 31					
	2013		2012		2011	
	(in millions)	per share *	(in millions)	per share *	(in millions)	per share *
Net Income	$ 847.0	$ 3.19	$ 888.1	$ 3.15	$ 283.6	$ 0.94
Excluding:						
Net Realized Investment Gain (Loss) (net of tax expense (benefit) of $2.9; $19.1; $(1.3))	3.9	0.02	37.1	0.13	(3.6)	(0.01)
Non-operating Retirement-related Loss (net of tax benefit of $11.5; $16.2; $11.2)	(21.4)	(0.08)	(30.2)	(0.11)	(20.7)	(0.07)
Unclaimed Death Benefits Reserve Increase (net of tax benefit of $33.4; $-; $-)	(62.1)	(0.24)	—	—	—	—
Group Life Waiver of Premium Benefit Reserve Reduction (net of tax expense of $29.8; $-; $-)	55.2	0.21	—	—	—	—
Reserve Charges for Closed Block (net of tax benefit of $-; $-; $265.0)	—	—	—	—	(492.1)	(1.62)
Deferred Acquisition Costs for Closed Block (net of tax benefit of $-; $-; $68.5)	—	—	—	—	(127.5)	(0.42)
Special Tax Items	—	—	—	—	22.7	0.08
After-tax Operating Income	$ 871.4	$ 3.28	$ 881.2	$ 3.13	$ 904.8	$ 2.98

*Assuming Dilution.

	Year Ended December 31					
	2010		**2009**		**2008**	
	(in millions)	per share *	(in millions)	per share *	(in millions)	per share *
Net Income	$ 877.6	$ 2.69	$ 847.3	$ 2.55	$ 553.4	$ 1.62
Excluding:						
Net Realized Investment Gain (Loss) (net of tax expense (benefit) of $9.0; $11.5; $(161.8))	15.7	0.05	0.2	—	(304.1)	(0.89)
Non-operating Retirement-related Loss (net of tax benefit of $11.3; $15.2; $5.7)	(21.1)	(0.06)	(28.3)	(0.09)	(10.5)	(0.03)
Special Tax Items	(10.2)	(0.03)	—	—	—	—
After-tax Operating Income	$ 893.2	$ 2.73	$ 875.4	$ 2.64	$ 868.0	$ 2.54

	Year Ended December 31					
	2007**		**2006****		**2005****	
	(in millions)	per share *	(in millions)	per share *	(in millions)	per share *
Net Income	$ 679.3	$ 1.91	$ 411.0	$ 1.23	$ 513.6	$ 1.64
Excluding:						
Income from Discontinued Operations	6.9	0.02	7.4	0.02	9.6	0.03
Net Realized Investment Gain (Loss) (net of tax expense (benefit) of $(22.0); $0.7; $(2.4))	(43.2)	(0.12)	1.5	0.01	(4.3)	(0.02)
Non-operating Retirement-related Loss (net of tax benefit of $7.9; $8.5; $7.4)	(14.6)	(0.04)	(16.2)	(0.05)	(14.4)	(0.05)
Regulatory Reassessment Charges (net of tax benefit of $31.3; $129.0; $1.1)	(34.5)	(0.10)	(267.4)	(0.79)	(51.6)	(0.16)
Debt Extinguishment Costs (net of tax benefit of $20.5; $8.9, $-)	(38.3)	(0.11)	(16.9)	(0.05)	—	—
Other (net of tax expense (benefit) of $-; $(5.8); $1.7)	—	—	(12.7)	(0.04)	4.0	0.01
Special Tax Items	2.2	0.01	95.8	0.28	42.8	0.14
After-tax Operating Income	$ 800.8	$ 2.25	$ 619.5	$ 1.85	$ 527.5	$ 1.69

*Assuming Dilution.

**Does not reflect the impact of ASU 2010-26.

	12/31/2016		12/31/2015		12/31/2014	
	(in millions)	per share	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	$ 8,968.0	$ 39.02	$ 8,663.9	$ 35.96	$ 8,521.9	$ 33.78
Excluding:						
Net Unrealized Gain on Securities	440.6	1.92	204.3	0.84	290.3	1.15
Net Gain on Cash Flow Hedges	327.5	1.42	378.0	1.57	391.0	1.55
Subtotal	8,199.9	35.68	8,081.6	33.55	7,840.6	31.08
Excluding:						
Foreign Currency Translation Adjustment	(354.0)	(1.54)	(173.6)	(0.72)	(113.4)	(0.45)
Subtotal	8,553.9	37.22	8,255.2	34.27	7,954.0	31.53
Excluding:						
Unrecognized Pension and Postretirement Benefit Costs	(465.1)	(2.02)	(392.6)	(1.63)	(401.5)	(1.59)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income (Loss)	$ 9,019.0	$ 39.24	$ 8,647.8	$ 35.90	$ 8,355.5	$ 33.12

	12/31/2013		12/31/2012		12/31/2011	
	(in millions)	per share	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	$ 8,639.9	$ 33.23	$ 8,604.6	$ 31.84	$ 8,168.0	$ 27.91
Excluding:						
Net Unrealized Gain on Securities	135.7	0.52	873.5	3.23	614.8	2.11
Net Gain on Cash Flow Hedges	396.3	1.52	401.6	1.48	408.7	1.39
Subtotal	8,107.9	31.19	7,329.5	27.13	7,144.5	24.41
Excluding:						
Foreign Currency Translation Adjustment	(47.1)	(0.18)	(72.6)	(0.26)	(117.6)	(0.41)
Subtotal	8,155.0	31.37	7,402.1	27.39	7,262.1	24.82
Excluding:						
Unrecognized Pension and Postretirement Benefit Costs	(229.9)	(0.88)	(574.5)	(2.13)	(444.1)	(1.51)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income (Loss)	$ 8,384.9	$ 32.25	$ 7,976.6	$ 29.52	$ 7,706.2	$ 26.33

	12/31/2010		12/31/2009		12/31/2008	
	(in millions)	per share	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	$ 8,483.9	$ 26.80	$ 8,045.0	$ 24.25	$ 5,941.5	$ 17.94
Excluding:						
Net Unrealized Gain (Loss) on Securities	416.1	1.31	382.7	1.16	(837.4)	(2.53)
Net Gain on Cash Flow Hedges	361.0	1.14	370.8	1.12	458.5	1.38
Subtotal	7,706.8	24.35	7,291.5	21.97	6,320.4	19.09
Excluding:						
Foreign Currency Translation Adjustment	(107.1)	(0.34)	(75.3)	(0.23)	(172.8)	(0.52)
Subtotal	7,813.9	24.69	7,366.8	22.20	6,493.2	19.61
Excluding:						
Unrecognized Pension and Postretirement Benefit Costs	(318.6)	(1.00)	(330.7)	(1.00)	(406.5)	(1.23)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income (Loss)	$ 8,132.5	$ 25.69	$ 7,697.5	$ 23.20	$ 6,899.7	$ 20.84

APPENDIX C

Directions to the 2017 Annual Meeting

The 2017 Annual Meeting will be held in Chattanooga, Tennessee, at Unum Group's headquarters, located at 1 Fountain Square downtown.



Directions from the Chattanooga Airport

Take Highway 153 South from the airport to I-75 South. At the intersection with I-24, take I-24 West. As you approach the city, bear right onto US-27 North to downtown. Take the Fourth Street exit and turn right on Walnut Street (fifth traffic light). Follow the posted signs to visitor parking and the meeting location.

Directions from Atlanta and Knoxville

Travel on I-75 to Chattanooga. At the intersection with I-24, take I-24 West. As you approach the city, bear right and merge onto US-27 North to downtown. Take the Fourth Street exit and turn right onto Walnut Street (fifth traffic light). Follow the posted signs to visitor parking and the meeting location.

Directions from Birmingham

Travel on I-59 North, then I-24 East. As you approach the city, bear right and merge onto US-27 North to downtown. Take the Fourth Street exit and turn right onto Walnut Street (fifth traffic light). Follow the posted signs to visitor parking and the meeting location.

Directions from Nashville

Travel on I-24 East to Chattanooga. As you approach the city, bear right and merge onto US-27 North to downtown. Take the Fourth Street exit and turn right onto Walnut Street (fifth traffic light). Follow the posted signs to visitor parking and the meeting location.